Form 10-K, Exhibit 13
period 1996-06-30
GEORGIA BONDED FIBERS INC
filed 1996-09-30
CIK 41052

Exhibit 13

                                            CONSOLIDATED 1996 ANNUAL REPORT
- ---------------------------------------------------------------------------


                         BONTEX (registered trademark)




For Fiscal Year Ended
June 30, 1996



         (Picture of soccer players and soccer ball - athletic shoes)
PAGE

        BONTEX (registered trademark)/SUR-V-LON (registered trademark)

                             (Picture of luggage)

                                 hangs tough!

     When you hang a BONTEX                           recycled cellulose
   (registered trademark)/     (Graphic of Tag)       fibers originally
   SUR-V-LON (registered            DURABLE           derived from trees, a
   trademark) tag on your          BEAUTIFUL          renewable natural
   luggage, attache',                                 resource.
   portfolio, or handbag,             SUR
   you get high performance           -V-               All BONTEX
   products that hang                 LON             (registered trademark)
   tough.                        Vinyl-Coated         products are MORI-
                                    BONTEX            FRESH (registered
     BONTEX (registered                               trademark) treated
   trademark)/SUR-V-LON                               to resist mold-type
   (registered trademark)                             growth related to
   traveled the world over                            bacteria and fungi.
   for many years and make
   reliable first class                                 Please call, write
   traveling companions.                              or fax BONTEX
                                                      (registered trademark)
     BONTEX (registered                               for samples.
   trademark) products are
   designed to be
   "environmentally friendly"                         BONTEX (registered
   because we use primary and                         trademark)





a member of       Bontex, One Bontex Drive, Buena Vista, VA 24416-0751.
  SATRA           (540) 261-2181. Fax: 540-261-3784. Manufactured: BONTEX
                  (registered trademark) Buena Vista, VA  24416-0741.
                  http://www.bontex.com. E-Mail: bontex@bontex.com
                  Bontex S.A. Belgium. Distributed and converted by BONTEX
                  (registered trademark) Italy, S.R.L., Villafranca, Verona,
                  Italy. Bontex (registered trademark) de Mexico, Leon,
                  Mexico

                         BONTEX (registered trademark)
                          GEORGIA BONDED FIBERS, INC.
                        Consolidated 1996 Annual Report



- ----------------------------------------------------------------------------
                                    BONTEX

                              MISSION STATEMENT:


Our Mission is to be the global leader in the markets we serve, by providing customers with world class quality products and service.

- ----------------------------------------------------------------------------

                                   CONTENTS

                  2     Corporate and Product Profile
                  3     Message to Shareholders
                  5     Financial Highlights
                  6     Management's Discussion and Analysis
                  11    Financial Statements
                  25    Independent Auditors' Report

                               CORPORATE PROFILE

      Georgia Bonded Fibers, Inc. was founded in June 1946 under the laws of the State of New Jersey. The Company originally began as a leather processing operation, and today, Bontex is a leading worldwide manufacturer and distributor of uncoated and coated elastomeric wet web impregnated fiberboard products, generally described by the trademark BONTEX (registered trademark). BONTEX (registered trademark) is primarily used as an insole material in footwear, as well as visorboard in headwear, dielectric sealing base in automotive door panels, backing substrate, stiffener and laminating base in luggage, leathergoods, and allied products. All BONTEX (registered trademark) fiberboard products are designed to be "environmentally-friendly," because Bontex uses recycled and primary cellulose fibers originally derived from trees, a renewable resource.

      The Company maintains its corporate headquarters in Newark, New Jersey; manufacturing facilities at Bontex USA, One Bontex Drive, Buena Vista, Virginia and at Bontex S.A., Stembert, Belgium; a distribution and converting operation at Bontex Italia s.r.l., Villafranca, Verona, Italy; and a distribution subsidiary, Bontex de Mexico, S.A. de C.V., in Leon, Mexico. Bontex also maintains a network of liaison offices and distributors globally to market Bontex products.

                                PRODUCT PROFILE

      Bontex manufactures uncoated and coated BONTEX (registered trademark) fiberboard products; PVC breathable cushion foams, that are marketed under trademarks BON-FOAM (registered trademark), MAXXON (registered trademark) and SURE-FOAM (registered trademark), and are sold in a variety of grades for use as shock absorbing insole material; BON-PEL (registered trademark), a wet web nonwoven substrate, which is exceptionally strong and flexible; BONTEX (registered trademark) 48 MA, an uncoated visorboard for use in military headwear, which has been approved by NATICK military laboratory. Bontex also combines certain products, such as foams, fabrics, and PVC's, with BONTEX (registered trademark) fiberboard. Additionally, Bontex is the exclusive distributor globally to the footwear industry of an expanded polyurethane material manufactured by E.A.R. Specialty Composites, a division of Cabot Safety Corporation, trademarked MAXXON (registered trademark) LS and CONFOR (registered trademark). Registered trademarks the Company markets products include:

      BONTEX (registered trademark)       SUPERTEX (registered trademark)
      BON-PEL (registered trademark)      MORI-FLEX (registered trademark)
        nonwoven
      BON-FOAM (registered trademark)     BON-STITCH (registered trademark)
        cushion
      MAXXON (registered trademark)       VINTEX (registered trademark)
        cushion
      SUR-V-LON (registered trademark)    BON-DOE (registered trademark)
        vinyl coated Bontex
      SIR-PEL (registered trademark)      BONTEX (registered trademark) 200
                                            RECYCLED
      MORIMER (registered trademark)      BONTEX (registered trademark) 300
                                            RECYCLED
      SURTEX (registered trademark)



E-mail:  bontex@bontex.com                            http://www.bontex.com
                      (Graphic of a Satra ISO 9000 Seal)

BONTEX (registered trademark)

Georgia Bonded Fibers, Inc.





                            Message to Shareholders



DEAR FELLOW SHAREHOLDER:

      Before the start of 1996, we expected it to be a year of exceptional challenges in our efforts to return the Company to profitability. During the second half of fiscal 1996, Georgia Bonded Fibers, Inc. and its wholly-owned subsidiaries (Bontex) generated consolidated operating profits of $1.5 million, despite a 6.3 percent decline in sales. The decline in sales was principally due to a decrease in retail sales. These positive operating results were not enough to offset the operating losses incurred during the first six months, and consequently, the Company posted a consolidated net loss of $602,000 or $.38 per share for the year ended June 30, 1996. This represents an improvement of $856,000 over last year's net loss of $1.5 million or $.93 per share. Consolidated net sales for the year totaled $47.6 million, as compared to last year's record consolidated net sales of almost $51 million.

      The twelve months preceding December 31, 1995 were undoubtedly one of the most challenging periods in the history of the Company. We were confronted with unprecedented upward spiraling raw material costs, extreme volatility in foreign exchange markets and a decline in sales. We implemented several key measures that laid the foundation for our Company to address these external conditions. Significant progress was made in several of these critical areas, including the successful implementation of selling price increases, capital improvements designed to enhance production efficiencies, a revised Risk Management Program to hedge the Company's exposure to foreign currency volatility, as well as various cost control measures. The positive impact of the preceding measures contributed to the Company's return to profitability during the second half of the fiscal year, and accordingly, we believe that the Company is well positioned as we enter into our new fiscal year.

      The decrease in sales primarily reflects a global slowdown in retail sales of the various industries Bontex serves. The Company's overall market position remains positive, and our market penetration in several key areas continues to improve. Consistent with our strategic plan, our Company will continue to take measures to respond to competitive pressures. Management is aggressively pursuing an action plan within our strategic objectives focused on maintaining our position as a primary leader in the global market. A key element in our strategy for future success is, of course, the development of new and innovative products, as well as continued expansion of our customer base.

      The improvement in operating conditions compared to the prior year was most evident during the final quarter of fiscal 1996. Prices for raw materials and foreign currency exchange markets have moderated. We believe that our revised Risk Management Program continues to be effective in managing our Company's exposure to foreign currencies, and accordingly, exchange gains or losses should not be material in the future. The Company continues to minimize as much as possible the effects of cyclical changes in costs through certain purchase contracts, and the application of new technologies to improve both product quality and process efficiencies. Over the past five years, consolidated capital investments aggregated approximately $8.7 million. Such capital investments represent a commitment by the Company in our future, and these investments have contributed positively to the Company's operating efficiencies.

      Fiscal year 1997 represents our fiftieth anniversary. Since the founding of our Company by Mr. Hugo Surmonte, Bontex has developed into a primary global manufacturer and distributor of elastomeric wet web fiberboard products. Our mission to be the global leader in our industry by providing our customers with high quality Bontex products and service has remained unchanged. The Company's plan to establish a manufacturing subsidiary in Asia remains an important priority in improving our access to the world's largest market for Bontex products. Bontex Sdn. Bhd. was incorporated during fiscal 1996; however, the project in Asia was delayed so that management could focus on immediate issues and return the Company to profitability. We must remain focused on our efforts by providing superior value by utilizing modern technologies, and remain committed to our shared partnership with our customers, employees, suppliers and shareholders. We realize that there are many challenges that lie ahead of us; however, we are confident that our greatest achievements will be in the future, as derived from the foundation developed over the past half century.

      Management has implemented a financial plan to improve the Company's financial condition. This plan includes a number of important measures to increase working capital, reduce debt, invest judiciously in essential capital projects, and reinvest earnings. These budgetary and financial controls should contribute to improving our Company's financial position and enhance shareholders' value.

      Additionally, our Company's Board of Directors has proposed, subject to shareholder approval, that the Company change its situs from New Jersey to Virginia and simultaneously make various important changes to the Company's Certificate/Articles of Incorporation. These proposed changes will be accomplished by merging the Company into a wholly-owned Virginia subsidiary. The reorganization would not result in any change in business, management, net worth, assets or liabilities of the Company. Furthermore, the transaction is generally intended to qualify as a tax-free reorganization. The only purpose of the merger is to effectuate these proposed changes. The Company's Board of Directors believes that these proposals, which will be voted on at the upcoming annual meeting of shareholders, are essential to our long-term success and will inure to our Company's benefit as we enter the twenty-first century.

      We are pleased to announce that Bontex has developed a web site on the Internet located at http://www.bontex.com. The Bontex web site reflects our commitment to continual improvement in marketing Bontex products and enhancing customer service. The Bontex web pages are tailored to customers by providing useful product specification information, as well as enhanced communication via e-mail. Please visit our web site and leave us your comments. Bontex is a forward-looking company utilizing available technologies to service the global market.

      We are proud of the fact it has been our Company's policy to protect the environment in which we all work and live. It is an important responsibility to which the Company has dedicated significant resources over the years. The majority of these environmental expenditures relate to the design and construction of waste water treatment plants at our Company's manufacturing facilities in the USA and Belgium. The waste water treatment plant in Buena Vista, Virginia, USA, was completed during fiscal 1996, and utilizes state of the art, cost effective processes adapting innovative technologies. A facility designed to meet Belgian regulatory requirements is under construction and is scheduled to be completed during 1997. Bontex is committed to continuing to conduct business in a fashion that will respect and preserve the environment.

      We are very proud of all our employees, representatives and distributors globally for their outstanding teamwork. We are particularly grateful to all our customers for their trust in us, and we thank you, our shareholders, for your continued support of the Company and its management. We believe that the current management team has the experience and skills to lead our Company into the twenty-first century in achieving our mission.

Sincerely,



s/James C. Kostelni
James C. Kostelni
Chairman of the Board and
Chief Executive Officer







             Bontex, One Bontex Drive, Buena Vista, VA 24416-0751
     Telephone: 540-261-2181  Fax: 540-261-3784  E-Mail: bontex@bontex.com
                             http://www.bontex.com
 Bontex S.A. Belgium, Bontex S.R.L. Italy, Bontex De Mexico, Bontex Hong Kong

                                GEORGIA BONDED FIBERS, INC. AND SUBSIDIARIES
                                     Summary of Selected Five Year Data
                                    (In Thousands, Except Per Share Data)

                                                                  Years ended June 30,
                                             --------------------------------------------------------
                                                1996        1995        1994        1993       1992
Net sales                                     $47,618     $50,998      $47,729     $46,710    $46,534
                                              =======     =======      =======     =======    =======
Income (loss) before cumulative effect of
  change in accounting principle              $  (602)    $(1,458)     $   935     $   193    $   942
Cumulative effect of change in
  accounting principle                              -           -          400           -          -
                                              -------     -------      -------     -------    -------
Net income (loss)                             $  (602)    $(1,458)     $ 1,335     $   193    $   942
                                              =======     =======      =======     =======    =======

Income (loss) per share:
  Before cumulative effect of
    change in accounting principle            $  (.38)    $  (.93)     $   .60     $   .12    $   .60
  Cumulative effect of change
    in accounting principle                         -           -          .25           -          -
                                              -------     -------      -------     -------    -------
  Net income (loss)                           $  (.38)    $  (.93)     $   .85     $   .12    $   .60
                                              =======     =======      =======     =======    =======

Total assets                                  $33,181     $39,527      $31,032     $28,840    $28,669
Capital expenditures                          $ 2,157     $ 1,704      $ 1,868     $ 1,226    $ 1,787
Long-term debt                                $ 2,330     $ 1,364      $ 1,511     $ 1,056    $ 1,493
Book value per share                          $  6.55     $  7.11      $  7.68     $  6.69    $  6.88
Cash dividends declared per
  common share*                               $     -     $     -      $     -     $   .05    $     -
- ---------------

*A cash dividend of $.05 was paid during the second quarter of 1993.

                        Common Stock and Dividend Data

      The stock of Georgia Bonded Fibers, Inc. is traded over the counter on the NASDAQ National Market under the symbol BOTX.

      At August 30, 1996, there were approximately 639 shareholders of record. No cash dividends have been declared or paid during fiscal years 1996 and 1995.

                              Range of Bid Prices
                              -------------------
Fiscal Year Ended               High        Low
June 30,
1996
    First Quarter             $ 4.25      $ 2.75
    Second Quarter              3.875       2.375
    Third Quarter               3.25        2.375
    Fourth Quarter              4.375       2.875

1995
    First Quarter             $ 6.00      $ 5.00
    Second Quarter              6.50        5.50
    Third Quarter               5.50        3.50
    Fourth Quarter              4.125       2.984

                 GEORGIA BONDED FIBERS, INC. AND SUBSIDIARIES
                     MANAGEMENT'S DISCUSSION AND ANALYSIS

General

      During fiscal year 1996, the Company was confronted with challenging operating conditions. In spite of the difficult situation that existed in the market place, our Company returned to profitability and generated positive operating results during the second half of the year. However, these positive results were not sufficient to offset the losses incurred during the first half of the year. Operating conditions have improved with more stable raw material costs, the benefits of which were mostly evident during the fourth quarter. The Company's operating margins remain under constant pressure from, among other things, increasing environmental related costs and higher prices for raw materials.

      Except for the historical data set forth herein, the following discussion contains certain forward-looking information. The Company's actual results may differ materially from these projected results. Factors that could cause or contribute to such differences include, but are not limited to, level of sales to key customers, actions by competitors, and fluctuations in the price of primary raw materials and foreign currency exchange rates.

Results of Operations

      Consolidated net sales for 1996 totaled $47.6 million, a decline of $3.4 million or 6.6 percent as compared to the prior year's record level of $51 million. The decline in sales reflects a general global slowdown in retail sales of the various industries the Company serves. The Company recorded a consolidated net loss of $602,000 or $.38 per share for fiscal 1996, as compared to the net loss of $1,458,000 or $.93 per share during the prior year. These operating losses were primarily due to high raw material costs. During fiscal 1994, the Company recorded consolidated sales of $47.7 million and net income of $1.3 million or $.85 per share. The record net income earned during 1994 reflects the positive impact of stable foreign currency exchange rates and raw material prices, as well the impact of a one-time gain of $400,000 resulting from the cumulative effect of adopting FASB 109, "Accounting for Income Taxes."

      Cost of sales as a percent of net sales was 77.1 percent in 1996; 77.3 percent in 1995; and 73.1 percent in 1994. The higher costs of sales during 1996 and 1995 largely reflect the significant increase in raw material costs, particularly with pulp. The lower cost of sales in 1994 was primarily the result of more stable raw material prices and efficiency gains realized from expanded volume.

      The Company's goal is to mitigate effects of cyclical changes in costs through purchase contracts, forward purchasing, and application of technologies to improve process efficiencies. Cost trends leading up to December 31, 1995 indicated increased inflationary pressures. The cost of pulp and latex, two primary raw materials for the Company's products, increased by more than 100 percent and 56 percent, respectively, during the eighteen months leading up to December 31, 1995. Furthermore, costs relating to environmental controls continue to increase, resulting in continued pressure on the Company's operating margins. The adverse fluctuation in raw material costs reduced the Company's profitability by approximately $1.5 million during the first six months of fiscal 1996. Management has implemented various measures in an attempt to manage the situation, including raising selling prices, capital enhancements to improve production efficiencies, a revised Risk Management Program and various cost control measures. The impact of the preceding measures contributed to the Company's return to profitability during the third quarter of fiscal year 1996.

      Operating conditions have improved since December 31, 1995, the impact of which was mostly evident during the final quarter of fiscal 1996. Management currently believes that the Company is well positioned as it enters the next fiscal year. Management intends to continue to prudently apply technology to manufacture high quality products while working to reduce costs in all areas of operations in an effort to maintain competitive selling prices. There can be no assurance, however, that increased raw material prices will not have an adverse effect on the Company's operations or competitive position in the future. It is difficult to predict future raw material costs, as well as to implement timely selling price increases for the Company's finished goods due to the globally competitive environment in which the Company operates.

      The Company's United States operations uses the last-in, first-out
(LIFO) method of inventory accounting; however, for comparison purposes with other companies, if the first-in, first-out (FIFO) method of accounting had been used, reported gross profit would have been lower by $147,000 in 1996; higher by $342,000 in 1995; and lower by $23,000 in 1994. Net income would have been lower by $95,000 or $.06 per share in 1996 and higher by $212,000 or $.13 per share in 1995 and lower by $14,000 or $.01 per share for 1994.

      As a percent of net sales, selling, general and administrative (SG&A) expenses over the previous three years were relatively stable at 23.1 percent in 1996; 23.4 percent in 1995; and 22.8 percent in 1994. The decrease in SG&A costs from 1995 to 1996 was due largely to various cost control measures and the decline in sales. The increase in the 1995 SG&A percentage as compared to 1994 was mainly due to certain marketing related expenses increasing at a higher rate than sales. SG&A costs were reduced by $159,000 during fiscal 1996, relating to the reversal of an accrual as described in
Note 6 of the Notes to the Consolidated Financial Statements.

      The increase in interest expense over the past three years is mainly due to higher interest rates and increased borrowings. Proceeds from expanded credit facilities were utilized for planned capital additions, such as the mandated environmental projects, as well as funding of operations. A large portion of the Company's debt consists of short-term credit facilities with floating interest rates. To protect the Company's financial position from future interest rate increases, the Company entered into a number of interest rate swap agreements, to provide for fixed interest payments and stable cash outflows. These agreements are described in Note 7 of the Notes to the Consolidated Financial Statements.

      The consolidated effective income tax rate for the Company was 23 percent in 1996; 37.9 percent in 1995; and 43 percent in 1994. The income tax benefit in 1996 and 1995 was attributed to the operating losses, reflecting $317,000 and $781,000, respectively, in tax benefits from net operating loss carryforwards. The higher effective tax rate in 1994 was principally due to higher taxable income, particularly at the Company's European subsidiaries where income tax rates are higher. Refer to Note 5 of the Notes to Consolidated Financial Statements for further details regarding income taxes.

International Sales & Operations

      The Company's international sales continue to be the largest portion of sales, reflecting management's strategic emphasis on developing international markets and the contraction of the US market for Bontex (registered trademark) products. The Company's international subsidiaries represented approximately 60 percent of consolidated net sales over the past three years. Export sales from the US in 1996, 1995 and 1994 were $9.8 million, $9.2 million and $8.8 million, respectively. US export sales are generally denominated in US dollars.

      Foreign currency exchange rates have different effects from year to year on the translation of the income statement and balance sheet. Income statements of foreign subsidiaries are translated using the weighted average currency exchange rate in effect during the year, and the balance sheet is translated using the currency exchange rate in effect at year end. The impact of the rate decrease from 1995 to 1996 and 1994 to 1995 resulted in net sales being higher by approximately $600,000 and $3.2 million, respectively. The fluctuation in foreign currency exchange from 1993 to 1994 resulted in net sales being lower by approximately $3.6 million. On the balance sheet, foreign currency exchange rates at June 30, 1996 were higher than the currency exchange rates at June 30, 1995, which resulted in a translation decrease of approximately $1.5 million in total assets, as compared to the translation increase of approximately $3 million last year.

      International operations are subject to certain inherent risks, including currency fluctuations, export duties, restrictions on transfer of funds and political instability. Management continually monitors and assesses these inherent risks, and evaluates various alternatives to manage exposure to such risks. The exposure to foreign currency exchange losses represents the risk that eventual net cash flows resulting from a sale or purchase will be adversely affected by changes in exchange rates. During 1995, the Company experienced extreme volatility in the foreign exchange markets. This unusual volatility resulted in larger than normal currency exchange losses, and accordingly, management revised its Risk Management Program (RMP). The revised RMP is a coordinated approach in the management of foreign currency risks: The overall policy of the RMP is to match currency denominations of the Company's assets with those of its liabilities, in a manner intended to reduce the Company's foreign currency exposure.

      The revised RMP appears to be effectively managing the Company's exposure to foreign currencies, and accordingly, foreign currency exchange gains and losses in the future are not expected to be material. However, prior to full implementation of our revised RMP, total foreign currency exchange gains and losses were a gain of $496,000 in 1996; a loss in 1995 of $1.5 million; and a gain of $247,000 for 1994. The exchange gain in 1996 represents a recovery of a portion of the exchange losses incurred during the prior year. The higher than normal exchange losses in 1995 are mainly the result of the decrease in value of the US dollar, Italian lire and Mexican peso. During the twelve months leading up to June 30, 1995, the Italian lire and US dollar decreased in value relative to the Belgian franc by 13 percent and 12 percent, respectively, and the Mexican peso reduced in value by more than 100 percent relative to the US dollar. The revised RMP should greatly reduce these exchange losses; however, management cannot assure that such exchange losses will not occur again in the future. All transactions denominated in foreign currencies are not hedged (i.e., Mexican peso, Canadian dollar, etc.) since the volume of such transactions is limited and therefore the cost to hedge is considered prohibitive. The Company regards these international markets as excellent opportunities for future growth in revenues and profits, and will continue to attempt to manage these risks in the most cost-effective manner.

      Foreign exchange contracts were utilized during fiscal 1994 to manage the exposure of sales denominated in U.S. dollars at Bontex SA. Forward exchange contracts were valued at market value at fiscal year end, and the resulting unrealized foreign currency gain of $267,000 was recorded in 1994. The favorable valuation of these contracts was largely due to the contract exchange rate being higher than the market rate. Refer to Note 7 of the Notes to Consolidated Financial Statements for further details regarding foreign exchange contracts.

Liquidity and Capital Resources

      The Company's capital structure (total assets less current liabilities) continues to finance short- and long-range business objectives, and at June 30, 1996, and 1995 totaled $12.6 million and $12.7 million, respectively.
The Company's capital structure primarily consists of shareholders' equity, and over the past two years, long-term debt represented approximately 18.4 and 11 percent of capital structure for 1996 and 1995, respectively. The Company's requirements for capital during the previous two fiscal years have principally been for capital related expenditures and funding operations. Cash flows provided by operations totaled $1.2 million in 1996 and used in operations totaled $2.1 million in 1995. Cash flows from operations in 1994 totaled $1.1 million. Cash flows used in investing activities mainly represent acquisition of property, plant and equipment. These capital investments totaled $2.2 million, $1.7 million and $1.9 million in 1996, 1995 and 1994, respectively. Net cash flows used in financing activities totaled $2.3 million in 1996, and net cash flows from financing activities were $5.7 million and $149,000 in 1995 and 1994, respectively.

      Cash and cash equivalents decreased by $3.7 million to $715,000, largely due to funding of operations, planned capital additions, and the net decrease in short-term borrowings. Last year's cash balances were larger than normal because the Company was holding certain deposits in anticipation of improved foreign currency exchange rates.

      Trade accounts receivable decreased approximately $1.2 million to $14.1 million at June 30, 1996, as compared to last year, primarily because of lower sales volume and currency translation adjustments. Other receivables primarily consist of value added taxes (VAT) the Company's European subsidiaries have paid for which the Company will receive a refund.
Inventory balances at June 30, 1996 were $5.5 million, down from $7.7 million the prior year. The decrease in inventory is mainly because of the consumption of higher priced inventories. Management continues to implement controls over finished goods and raw material inventories to control costs through the reduction of stock, seconds, and scrap.

      The increase in deferred income tax assets primarily reflects the recorded income tax benefit from net operating losses. At June 30, 1996, the Company had approximately $3.0 million in net operating loss carryforwards to offset future taxable income, of which approximately $600,000 and $400,000 expire in 2010 and 2011, respectively. Approximately $2.0 million of the net operating loss carryforwards do not expire. The ultimate realization of the deferred tax assets is dependent upon the Company generating $3.7 million in future taxable income during the tax carryforward period. Certain factors beyond management's control can affect future levels of taxable income, including prices for primary raw materials. Management is confident that it is more likely than not that the Company will realize these deferred tax assets, reflecting, as previously discussed, improved operating conditions during the last six months of the fiscal year 1996 and the benefits from the various measures implemented by management, as well as based upon the level of anticipated future taxable income. Additionally, management believes the existing net deductible temporary differences will reverse during the periods in which the Company generates net taxable income. The Company's historical earnings further support this position: During fiscal 1994, which was the last year the Company had similar operating conditions with regard to the price of pulp, the Company generated income before income taxes and nonrecurring items of $1.6 million. Accordingly, no allowances are provided for deferred tax assets. Refer to Note 5 of the Notes to Consolidated Financial Statements for further details regarding income taxes.

      The plant and equipment additions mainly represent capital expenditures for mandated environmental controls, and various capital improvements to enhance the productivity of manufacturing and converting facilities in the United States, Belgium, and Italy. Capital expenditures for 1997 are projected not to exceed $2.5 million.

      Accounts payable decreased $2.3 million to $8.0 million at June 30, 1996, as compared to the prior year. The payable balances last year were higher than normal mainly because of accruals relating to capital additions and higher raw material inventory balances. Short-term borrowing decreased $2.3 million to $9.4 million at June 30, 1996 and primarily corresponds to the decrease in cash and inventories.

      The increase in long-term debt was primarily due to the funding of capital additions. Subsequent to June 30, 1996, the Company entered into financing agreements whereby the Company secured and expanded existing credit facilities. These secured credit facilities contain various loan covenants, including the maintenance of certain minimum financial ratios and borrowing base requirements. The Company was in compliance with the applicable debt covenants subsequent to June 30, 1996. As a result of the decrease in various financial ratios, $1.8 million of the long-term debt was classified as current at June 30, 1995. The Company subsequently obtained a waiver from such requirements at June 30, 1995. During fiscal year 1996, the Company obtained a modified secured debt agreement. The Company was in compliance with the applicable amended covenants at June 30, 1996, and accordingly, such debt was classified as long-term. Refer to Note 4 of the Notes to Consolidated Financial Statements for further details regarding Long-term Debt and Financing Agreements. The Company believes current credit facilities combined with cash flows from operations will be sufficient to meet future operating and capital requirements for the foreseeable future.

      The Company's ratio of current assets to current liabilities declined from 1.07 to 1.05 at June 30, 1996, reflecting the $738,000 decrease in working capital. These changes are primarily attributed to capital additions and operating losses. The ratio of total liabilities to equity improved at fiscal year end to 2.22 from 2.53 the prior year. Management has implemented a financial plan to improve the Company's financial condition. This financial plan includes measures to increase working capital, reduce debt, invest in essential capital projects and reinvest earnings for future expansion and operations.

Environment

      As with all related manufacturers, the Company is subject to regulation by various federal, state, foreign and local agencies concerning compliance with environmental control statutes. These regulations impose limitations on the discharge of effluent and emissions into the environment, and establish standards for treatment, storage and disposal of hazardous wastes, as well as require the Company to obtain and operate in compliance with the conditions of permits and other governmental authorizations.

      During fiscal 1996, the Company completed the construction of the waste water treatment plant in the USA at an aggregate cost over the past three years of almost $2 million. The waste water treatment plant in Belgium is under construction and is scheduled to be completed during 1997. The Belgian treatment plant is expected to cost approximately $1.5 million. The Company in the USA is developing and implementing certain air emission controls. The cost of the air control technologies based on current information is projected to be approximately $250,000.

      The Company has made and intends to continue to make substantial capital investments and operating expenditures, as well as production adjustments, in connection with compliance with environmental laws and regulations. Estimates of future costs for environmental compliance may differ from final costs due to, among other things, continued emergence of new environmental laws and regulations, as well as technological developments. Refer to Note 8 of the Notes to the Consolidated Financial Statements for further details regarding environmental matters.

Accounting Change

      In February 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." The Company changed its method of accounting for income taxes effective July 1, 1993, to adopt the new accounting standard. The cumulative effect of the change in accounting principle increased net income by $400,000 or $.25 per share, as reported separately in the statement of income for the year ended June 30, 1994, as described in Notes 1 and 5 of Notes to the Consolidated Financial Statements.

      In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed of." This statement establishes the accounting standards for the impairment of long-lived assets and certain identifiable intangibles to be disposed of. This standard is effective for financial statements beginning after December 15, 1995, which for the Company would be fiscal 1997. Based on management's review, the adoption of SFAS No. 121 is not expected to have a material impact, if any, on the Company's financial position and results of operations.

      In June 1996, the Financial Accounting Standards board issued SFAS
No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. This standard is effective for transactions occurring after December 31, 1996 and shall be applied prospectively. Based on management's review, the adoption of SFAS No. 125 is not expected to have a material impact, if any, on the Company's financial position and results of operations.

                          GEORGIA BONDED FIBERS, INC. AND SUBSIDIARIES
                          CONSOLIDATED STATEMENTS OF INCOME (LOSS) and
                   CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                            Years Ended June 30, 1996, 1995 and 1994
                              (In Thousands, Except Per Share Data)

Consolidated Statements of Income (Loss):
                                                            1996        1995        1994
NET SALES                                                 $47,618     $50,998     $47,729
COST OF SALES                                              36,736      39,398      34,886
                                                          -------     -------     -------
  Gross Profit                                             10,882      11,600      12,843
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES               10,979      11,913      10,865
                                                          -------     -------     -------
  Operating income (loss)                                     (97)       (313)      1,978
                                                          -------     -------     -------
OTHER (INCOME) EXPENSES:
  Interest expense                                          1,288         984         668
  Interest income                                             (93)       (219)        (47)
  Foreign currency exchange (gain) loss                      (496)      1,477        (247)
  Other - net                                                 (14)       (209)        (35)
                                                          -------     -------     -------
                                                              685       2,033         339
                                                          -------     -------     -------
INCOME (LOSS) BEFORE INCOME TAXES AND CUMULATIVE
  EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE                   (782)     (2,346)      1,639
INCOME TAXES                                                 (180)       (888)        704
                                                          -------     -------     -------
INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF CHANGE
  IN ACCOUNTING PRINCIPLE                                    (602)     (1,458)        935
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING
  FOR INCOME TAXES                                              -           -         400
                                                          -------     -------     -------
    Net income (loss)                                     $  (602)    $(1,458)    $ 1,335
                                                          =======     =======     =======
INCOME (LOSS) PER SHARE:
  Before cumulative effect of change
    in accounting principle                               $  (.38)    $  (.93)       $.60
  Cumulative effect of change in accounting
    for income taxes                                           --          --         .25
                                                          -------     -------     -------
    Net income (loss)                                     $  (.38)    $  (.93)    $   .85
                                                          =======     =======     =======

Consolidated Statements of Changes in Stockholders' Equity:
                                                            1996        1995        1994
Stockholders' Equity, beginning balance                   $11,186     $12,080     $10,521
  Retained earnings                                          (602)     (1,458)      1,335
  Foreign currency translation adjustment                    (276)        564         224
                                                          -------     -------     -------
  Stockholders' Equity, ending balance                    $10,308     $11,186     $12,080
                                                          =======     =======     =======

See accompanying notes to consolidated financial statements.

                    GEORGIA BONDED FIBERS, INC. AND SUBSIDIARIES
                             CONSOLIDATED BALANCE SHEETS
                               June 30, 1996 and 1995
                        (In Thousands, Except Per Share Data)


ASSETS                                                       1996        1995
CURRENT ASSETS:
  Cash and cash equivalents                                $   715     $ 4,379
  Trade accounts receivable, less allowance for doubtful
    accounts of $134 ($156 at 1995)                         14,078      15,300
  Other receivables                                            527         490
  Inventories                                                5,495       7,650
  Deferred income taxes                                        676         449
  Income taxes refundable                                       14         145
  Other current assets                                         116         227
                                                           -------     -------
    Total current assets                                    21,621      28,640
                                                           -------     -------
PROPERTY, PLANT AND EQUIPMENT:
  Land                                                         298         271
  Building and building improvements                         4,785       4,383
  Machinery, furniture and equipment                        15,755      14,256
  Construction in progress                                     782       1,578
                                                           -------     -------
                                                            21,620      20,488
Less accumulated depreciation and amortization              11,165      10,621
                                                           -------     -------
  Net property, plant and equipment                         10,455       9,867

Deferred income taxes                                          442         333
Other assets                                                   663         687
                                                           -------     -------
    Total assets                                           $33,181     $39,527
                                                           =======     =======

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Short-term borrowings                                    $ 9,416     $11,674
  Accounts payable                                           8,047      10,339
  Accrued expenses                                           2,345       2,622
  Income taxes payable                                         169           -
  Long-term debt due currently                                 566       2,189

                                                           -------     -------
    Total current liabilities                               20,543      26,824
Long-term debt                                               2,330       1,364
Other long-term liabilities                                      -         153
                                                           -------     -------
    Total liabilities                                       22,873      28,341
                                                           -------     -------

STOCKHOLDERS' EQUITY:
  Common stock of $.10 par value.  Authorized 3,000,000
    shares; issued and outstanding 1,572,824 shares            157         157
  Additional capital                                         1,551       1,551
  Retained earnings                                          7,611       8,213
  Foreign currency translation adjustment                      989       1,265
                                                           -------     -------
    Total stockholders' equity                              10,308      11,186
                                                           -------     -------
    Total liabilities and stockholders' equity             $33,181     $39,527
                                                           =======     =======

See accompanying notes to consolidated financial statements.

                          GEORGIA BONDED FIBERS, INC. AND SUBSIDIARIES
                              CONSOLIDATED STATEMENTS OF CASH FLOWS
                            Years Ended June 30, 1996, 1995 and 1994
                                         (In Thousands)

                                                            1996        1995        1994
CASH FLOWS FROM OPERATING ACTIVITIES:
  Cash received from customers                            $50,552     $50,133     $46,595
  Cash paid to suppliers and employees                    (48,226)    (51,227)    (44,091)
  Interest received                                            98         212          47
  Interest paid, net of amount capitalized                 (1,330)       (986)       (674)
  Income taxes paid, net of refunds                            86        (205)       (799)
                                                          -------     -------     -------
    Net cash provided by (used in) operating activities     1,180      (2,073)      1,078
                                                          -------     -------     -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of short-term investments                           -           -        (123)
  Proceeds from maturities of short-term investments            -         123         419
  Proceeds from sales of property, plant and equipment         75          39          22
  Acquisition of property, plant and equipment             (2,157)     (1,704)     (1,868)
                                                          -------     -------     -------
    Net cash used in investing activities                  (2,082)     (1,542)     (1,550)
                                                          -------     -------     -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Increase (decrease) in short-term borrowings, net        (1,740)      4,288        (265)
  Long-term debt incurred                                     115       2,000         701
  Principal payments on long-term debt and capital
    lease obligations                                        (694)       (569)       (287)
                                                          -------     -------     -------
    Net cash provided by (used in) financing activities    (2,319)      5,719         149
                                                          -------     -------     -------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                      (443)        913          24
                                                          -------     -------     -------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS       (3,664)      3,017        (299)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR              4,379       1,362       1,661
                                                          -------     -------     -------
CASH AND CASH EQUIVALENTS AT END OF YEAR                  $   715     $ 4,379     $ 1,362
                                                          =======     =======     =======

RECONCILIATION OF NET INCOME (LOSS) TO NET CASH
  PROVIDED BY (USED IN) OPERATING ACTIVITIES:
    Net income (loss)                                     $  (602)    $(1,458)    $ 1,335
    Adjustments to reconcile net income (loss) to net
      cash provided by (used in) operating activities:
    Cumulative effect of change in accounting principle         -           -        (400)
    Depreciation and amortization                           1,100       1,072         821
    (Gain) loss on sale of property, plant and equipment       13         (15)        (14)
    Provision for bad debts                                    66          42          34
    Deferred income taxes                                    (387)       (885)        220
    Donated property                                            -         (82)          -
    Change in assets and liabilities:
      (Increase) decrease in trade accounts and other
        receivables                                           660         471      (1,996)
      (Increase) decrease in inventories                    2,123      (2,360)        575
      (Increase) decrease in other assets                      22          70        (550)
      Increase (decrease) in accounts payable and
        accrued expenses                                   (1,940)      1,493       1,144
      Increase (decrease) in income taxes                     273        (159)        113
      Increase (decrease) in other liabilities               (148)       (262)       (204)
                                                          -------     -------     -------
        Net cash provided by (used in) operating
          activities                                      $ 1,180     $(2,073)    $ 1,078
                                                          =======     =======     =======

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND
  FINANCING ACTIVITIES:
    Donated property                                      $     -     $    82     $     -
                                                          =======     =======     =======
    Construction in progress accrued in payables          $    76     $   178     $    75
                                                          =======     =======     =======

See accompanying notes to consolidated financial statements.

                 GEORGIA BONDED FIBERS, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         June 30, 1996, 1995 and 1994
                 (All amounts in thousands except share data)


1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation - The accounts of Georgia Bonded Fibers, Inc. and its wholly-owned subsidiaries, Bontex S.A., Belgium, Bontex Italia, s.r.l., Italy and Bontex de Mexico C.V., Mexico, (the Company) are included in the consolidated financial statements after elimination of significant intercompany accounts and transactions.

Foreign Currency Translation - Assets and liabilities of the Company's foreign operations are translated from foreign currencies into U.S. dollars at exchange rates in effect as of the close of the year and income statement amounts are translated at the weighted average currency exchange rates in effect during the year. Adjustments from financial statement translation are shown as a separate component of stockholders' equity. Gains and losses resulting from foreign currency transactions are included in net income.

Cash Equivalents - Cash equivalents of $791 at June 30, 1995, consist of collateralized overnight repurchase agreements. For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Inventories - Inventories are stated at the lower of cost or market. Cost of inventories maintained in North America is determined on the last-in, first-out (LIFO) and in Europe on the first-in, first-out (FIFO) and weighted average bases.

Property, Plant and Equipment - Property, plant and equipment are stated at cost. Machinery and equipment held under capital leases are stated at the present value of minimum lease payments at the inception of the lease. The Company capitalizes interest cost as a component of the cost of major construction in progress. Capitalized interest during the years ended June 30, 1996 and 1995 totaled $142 and $8, respectively.

Depreciation and Amortization - Depreciation is provided by the straight-line method over the estimated useful lives of the related assets. Estimated useful lives are 10 to 40 years for buildings and building improvements, and 3 to 25 years for machinery, furniture and equipment. Machinery and equipment held under capital leases are amortized by the straight-line method over the shorter of the lease term or estimated useful life of the asset.
Amortization of assets held under capital leases is included in depreciation and amortization of property, plant and equipment.

Other Assets - Other assets consist principally of deferred loan costs, trademarks, prepaid pension costs and various deposits. The deferred loan costs are amortized over the life of the loans. Trademark costs are amortized on a straight-line basis over five years.

Financial Instruments - The Company enters into interest rate swap transactions to manage its interest rate exposure. Income or expense arising from these transactions is accounted for as an adjustment to interest expense over the life of the agreements. The Company also enters into forward foreign exchange contracts to manage the exposure of sales by Bontex S.A.

which are denominated in U.S. dollars to changes in foreign currency exchange rates. The contracts mature at various dates, are valued at market and the resulting gain or loss is recorded in the income statement.

Revenue Recognition - Sales and cost of sales are recognized at the time of product shipment or delivery to the customer, based on shipping terms.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Change in Accounting Principle - The Company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," effective July 1, 1993. Among other provisions, this standard requires the Company to record deferred income taxes using the enacted corporate income tax rates for the years in which the taxes will be paid. Because corporate income tax rates at July 1, 1993, were lower than the rates that existed when the deferred taxes were originally recorded, the cumulative effect of the adoption of the new standard increased net income by $400, and is reported separately in the consolidated statement of income for the year ended June 30, 1994. Apart from this benefit, the new accounting principle had no material effect on net income in 1994 and did not affect cash flows.

Income Per Share - Income per share has been computed on the basis of the number of shares outstanding during each year (1,572,824 shares).


2.    INVENTORIES

Cost of inventories of approximately $1,716 in 1996, and $1,881 in 1995, is determined by the last-in, first-out method (LIFO). Inventories of approximately $3,779 in 1996, and $5,769 in 1995, are determined by the first-in, first-out (FIFO) and weighted average bases.


      Inventories are summarized as follows:
                                                   1996         1995
      Finished goods                             $ 3,731       $ 3,644
      Raw materials                                1,791         4,148
      Supplies                                       603           635
                                                 -------       -------
         Inventories at FIFO                       6,125         8,427
      LIFO reserves                                  630           777
                                                 -------       -------
                                                 $ 5,495       $ 7,650
                                                 =======       =======

During 1996, 1995 and 1994, LIFO layers were reduced resulting in charging lower inventory costs to cost of sales of $91, $173 and $131, respectively.

3.    BUSINESS SEGMENT INFORMATION AND INTERNATIONAL OPERATIONS

Georgia Bonded Fibers, Inc. (Bontex) and its wholly-owned subsidiaries are predominantly engaged in the manufacturing and distribution of uncoated and coated BONTEX (registered trademark) elastomeric fiberboard products. BONTEX (registered trademark) products are primarily used as an insole material in footwear, as well as visorboard in headwear, stiffener and laminating base for luggage, leathergoods and allied industries globally.

Export sales for Georgia Bonded Fibers, Inc. totaled $9,761, $9,161 and $8,827 in 1996, 1995 and 1994, respectively. Sales to Asian countries represent approximately 84 percent of total export sales for Georgia Bonded Fibers, Inc. during the past three years.

For the past three years, sales to one customer ranged from approximately 9 percent to 15 percent of consolidated net sales.
Information related to the domestic and foreign operations follows:

                                    United States   European
                                      Operations   Operations   Eliminations    Consolidated
1996:
  Total assets                          $15,110     $20,412       $(2,341)        $33,181
  Total liabilities                       6,540      17,090          (757)         22,873
  Net sales                              18,486      29,507          (375)         47,618
  Loss before income taxes                 (188)       (585)           (9)           (782)
  Net loss                                  (60)       (531)          (11)           (602)

1995:
  Total assets                          $14,311     $27,426       $(2,210)       $ 39,527
  Total liabilities                       5,785      23,310          (754)         28,341
  Net sales                              19,735      31,541          (278)         50,998
  Loss before income taxes                 (933)     (1,424)           11          (2,346)
  Net Loss                                 (615)       (854)           11          (1,458)

1994:
  Total assets                          $13,318     $19,808       $(2,094)       $ 31,032
  Total liabilities                       4,177      15,413          (638)         18,952
  Net sales                              20,635      27,341          (247)         47,729
  Income before income taxes
    and cumulative effect of
    change in accounting principle           26       1,456           157           1,639
  Net income                                394         784           157           1,335

Retained earnings of foreign operations not available for distribution amounted to approximately $579 and $808 at June 30, 1996 and 1995, respectively.

4.    LONG-TERM DEBT AND FINANCING AGREEMENTS

The following long-term debt was outstanding as of June 30, 1996 and 1995:

                                                       1996        1995
    10.50% loan payable to a bank in the
    United States in quarterly installments
    of $77 through June 2001; collateralized
    by accounts receivable, inventory and
    other noncurrent assets in the U.S. and
    subject to various loan covenants                 $1,538      $1,846

    7.72% loan payable to an agency of the
    Belgian government in ten annual
    installments beginning May 15, 1992.
    Five annual installments of $89
    are outstanding at June 30, 1996                     447         590

    9.73% loan payable to an agency of the
    Belgian government in one remaining
    annual installment due in July 1995                    -          58

    7.72% loan payable to an agency of the
    Belgian government in ten annual
    installments beginning September 1995.
    Nine annual installments of $80 are
    outstanding at June 30, 1996                         718         878

    6.15% loan payable to an agency of the
    Belgian government in ten annual
    installments of $10 beginning 1997                   104           -

    12.25% loan payable to a bank in Italy
    in monthly installments of $10 through
    March 1997; collateralized by plant and
    equipment in Italy                                    89         181
                                                      ------      ------
                                                       2,896       3,553
    Less long-term debt due currently                    566       2,189
                                                      ------      ------
    Long-term debt                                    $2,330      $1,364
                                                      ======      ======

The principal payments of long-term debt are as follows:

                           1997                      $   566
                           1998                          581
                           1999                          477
                           2000                          477
                           2001                          475
                           Thereafter                    320
                                                     -------
                           Total                     $ 2,896
                                                     =======

The loans payable to an agency of the Belgian government provide the lender the right to request a first mortgage on Bontex S.A.'s property, plant and equipment.

European operations have short-term credit facilities totaling approximately $8,429 and $11,424 at June 30, 1996 and 1995, respectively. As of June 30, borrowings under these facilities were as follows:

                                                      1996        1995

    Short-term bank loans with various interest
      rates between 4.35% and 9.88%                  $ 8,187    $11,274
    Overdrafts                                           242        150
                                                     -------    -------
                                                     $ 8,429    $11,424
                                                     =======    =======

As of June 30, 1996 and 1995, one of the bankers under these facilities had the right to request a security interest. Subsequent to June 30, 1996, the Company renegotiated its credit facilities in Belgium with five banks sharing a security interest in most of the assets of Bontex S.A. for half the amount of the credit facilities granted, and the right to request a security interest in the amount of the other half of the credit facilities granted.

Georgia Bonded Fibers, Inc. has an unsecured line of credit arrangement with a bank whereby Georgia Bonded Fibers, Inc. may borrow up to $250 at the prime rate of interest. Georgia Bonded Fibers, Inc. has a secured line of credit arrangement with another bank whereby Georgia Bonded Fibers, Inc. may borrow up to $1,000 at the prime rate or London Inter Bank Offered Rate (LIBOR) plus a prime margin ranging from 50 to 100 basis points or a LIBOR margin ranging from 240 to 290 basis points, depending on which rate is utilized and certain financial ratios. At June 30, 1996 and 1995, Georgia Bonded Fibers, Inc. had borrowings of $987 and $250, respectively, outstanding under these lines of credit. Subsequent to June 30, 1996, Georgia Bonded Fibers, Inc. renegotiated its lines of credit whereby the Company may borrow up to $1,500. The new secured line of credit is collateralized by the same security as the refinanced long-term debt discussed below.

Consolidated weighted average interest rates on short-term borrowings at June 30, 1996 and 1995 are 8.0 and 7.5 percent, respectively.

Georgia Bonded Fibers, Inc. is subject to various loan covenants under the secured debt agreement and has pledged certain current and noncurrent assets as security. As a result of the decrease in various financial ratios, $1.8 million of the long-term debt was classified as current at June 30, 1995. The Company later obtained a waiver from such requirements at June 30, 1995. During fiscal year 1996, the Company obtained a modified secured debt agreement. The Company was in compliance with the applicable amended covenants at June 30, 1996, and accordingly, such debt was classified as long-term. Subsequent to June 30, 1996, the Company refinanced this debt. The new secured debt agreement also contains various loan covenants, including the maintenance of certain minimum financial ratios and borrowing base requirements, as well as a lower interest rate of 8.5 percent. Additionally, the refinancing resulted in a $38 write-off of deferred financing costs related to the early extinguishment of debt to be recognized during fiscal 1997.

5.    INCOME TAXES

As discussed in note 1, the Company adopted Statement of Financial Accounting Standards No. 109 as of July 1, 1993. The cumulative effect of this change in accounting for income taxes is $400, and is reported separately in the statement of income for the year ended June 30, 1994.

The U.S. and foreign components of the provision (benefit) for income taxes are presented as follows:

                      Current    Deferred       Total
    1996:
      Federal         $ (91)       $ (49)       $(140)
      State               -           (5)          (5)
      Foreign           298         (333)         (35)
                      -----        -----        -----
                      $ 207        $(387)       $(180)
                      =====        =====        =====
    1995:
      Federal         $(136)       $(174)       $(310)
      State              (1)          (7)          (8)
      Foreign           134         (704)        (570)
                      -----        -----        -----
                      $  (3)       $(885)       $(888)
                      =====        =====        =====
    1994:
      Federal         $   6        $  34        $  40
      State             (13)           5           (8)
      Foreign           491          181          672
                      -----        -----        -----
                      $ 484        $ 220        $ 704
                      =====        =====        =====

The provision (benefit) for income taxes differs from the expected tax expense (benefit), computed by applying the U.S. Federal corporate rate to income or loss before income taxes and cumulative effect of change in accounting principle, as follows:

                                                                  1996      1995      1994
    Federal income tax at statutory rate                         $ (265)   $ (798)   $ 557
    Increase (reduction) in income taxes resulting from:
      Foreign Sales Corporation                                       -       (23)     (75)
      Foreign income (loss) at other than U.S. rates                 64      (115)     161
      State and local taxes, net of federal income tax benefit       (3)       (5)     (12)
      Other differences, net                                         24        53       73
                                                                 ------    ------   ------
        Provision (benefit) for income taxes                     $ (180)    $(888)   $ 704
                                                                 ======    ======   ======
    Effective income tax rate                                        23%       38%      43%
                                                                 ======    ======   ======
    U.S. Federal statutory income tax rate                           34%       34%      34%
                                                                 ======    ======   ======

The components of deferred tax assets and liabilities at June 30, 1996 and 1995 are presented below:


                                                                  1996        1995
   Deferred tax assets:
      Accounts receivable, principally due to allowance
        for doubtful accounts                                   $   25      $   29
      Inventories, principally due to additional costs
        capitalized for tax purposes                                97          94
      Other assets, due to difference in amortization of
        trademarks                                                 118         100
      Accrued pension and retirement benefits                      144         205
      Net operating loss carryforwards                           1,130         813
      Alternative minimum tax credit carryforwards                  90          99
      Other                                                         90           5
                                                                ------      ------
                  Total gross deferred tax assets                1,694       1,345
                                                                ------      ------
   Deferred tax liabilities:
      Plant and equipment, principally due to differences
        in depreciation and capital gain recognition              (554)       (542)
      Other                                                        (22)        (21)
                                                                ------      ------
                  Total gross deferred tax liabilities            (576)       (563)
                                                                ------      ------
                  Net deferred tax asset                        $1,118      $  782
                                                                ======      ======

The U.S. and foreign components of the net deferred tax asset at June 30, 1996 and 1995 are presented below:


                              Current   Noncurrent    Total
   1996:
      Bontex USA              $   91      $  266      $  357
      Bontex S.A.                585         176         761
                              ------      ------      ------
                              $  676      $  442      $1,118
                              ======      ======      ======

   1995:
      Bontex USA              $  277      $   26      $  303
      Bontex S.A.                148         307         455
      Bontex Italia               24           -          24
                              ------      ------      ------
                              $  449      $  333      $  782
                              ======      ======      ======

At June 30, 1996, in addition to the alternative minimum tax credit carryforward of $90 at Bontex USA, the Company had approximately $3,000 ($1,000 at Bontex USA and $2,000 at Bontex S.A.) in net operating loss carryforwards to offset future taxable income, of which approximately $600 and $400 at Bontex USA expire in 2010 and 2011, respectively. The net operating loss carryforwards at Bontex S.A. have no expiration date. The Bontex S.A. carryforwards are limited to the larger of $638 or 50 percent of income before tax each year, except the fiscal 1996 loss carryforward, which is not limited during fiscal 1997.

Deferred tax assets at June 30, 1996 include $451 related to the alternative minimum tax credit and net operating loss carryforwards at Bontex USA, and $769 related to operating loss carryforwards at Bontex S.A. For the past two years the Company has experienced losses before income taxes of approximately $782 and $2,346 in 1996 and 1995, respectively. The Company will need to generate future taxable income of approximately $1,700 at Bontex USA and $2,000 at Bontex S.A. during the tax carryforward periods to realize the deferred tax assets.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the level of historical taxable income, anticipation of future taxable income over the periods which the deferred tax assets are deductible, reversal of the temporary differences and available tax planning strategies, management believes it is more likely than not the Company will realize these deferred tax assets.

At June 30, 1996, the Company has not recognized a deferred tax liability of $43 for the cumulative amount of undistributed income of its foreign subsidiaries, because there are no plans to pay dividends in the foreseeable future. As of June 30, 1996, undistributed income of the foreign subsidiaries was approximately $853, of which approximately $579 is not available for distribution.

6.    PENSION PLANS

The Company has pension plans covering substantially all full-time domestic employees and certain foreign employees. The benefits from the Company's domestic defined benefit plan are based upon years of service and the employee's average earnings for the five highest consecutive years of compensation during the ten years immediately preceding retirement. The Company's funding policy is to contribute amounts to the plan sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, and any such additional amounts as the Company may determine to be appropriate from time to time. Annual provisions for accrued pension costs are based on independent actuarial valuations.

The Plan's funded status and amounts recognized in the Company's consolidated financial statements at June 30 for its United States pension plan are as follows:

                                                                          1996          1995
   Actuarial present value of benefit obligations:
      Accumulated benefit obligation, including
         vested benefits (1996, $4,021 and 1995, $3,610)                $ (4,044)     $ (3,649)
                                                                        ========      ========
      Projected benefit obligation for service rendered to date         $ (5,217)     $ (4,882)
   Plan assets                                                             4,346         4,138
                                                                        --------      --------
   Plan assets less than projected benefit obligation                       (871)         (744)
   Unrecognized prior service cost                                           177           192
   Unrecognized net loss from past experience different from
      that assumed                                                           429           435
   Unrecognized net asset at July 1, 1986, net of amortization              (131)         (148)
                                                                        --------      --------
   Accrued pension cost                                                 $   (396)     $   (265)
                                                                        ========      ========

The Company's net pension cost for the years ended June 30, 1996, 1995 and 1994 include the following components:

                                                                 1996     1995    1994

   Service cost-benefits earned during the period               $ 200   $ 243   $ 233
   Interest cost on projected benefit obligation                  366     344     345
   Net amortization and deferral                                    2     180    (162)
                                                                -----   -----   -----
                                                                  568     767     416
   Less actual return on assets and employee contributions        407     530     176
                                                                -----   -----   -----
      Net pension cost                                          $ 161   $ 237   $ 240
                                                                =====   =====   =====

The weighted average discount rates used in determining the actuarial present value of the projected benefit obligations were 7.75 percent for 1996 and 1995 and 7.0 percent for 1994. The rate of increase for future compensation levels used in determining the obligation was 4.5 percent for 1996 and 5.5 for 1995 and 1994. The expected long-term rate of return on plan assets in 1996, 1995 and 1994 was 9.0 percent.

Pension assets are held under a group annuity contract with an insurance company. Certain amounts are commingled with the general assets of the insurance company, at contract value, and the remainder is invested in separate accounts, which include domestic equity, domestic government, corporate and private placement bonds and domestic real estate equity, of the insurance company, at fair value.

The pension expense relating to the foreign subsidiary's insured pension and disability plan amounted to $86, $76 and $69 in 1996, 1995 and 1994, respectively. Benefits are based on years of service and the average of the last five years annual earnings.

The Company provides certain supplemental retirement benefits to the President. Expenses related to these benefits were approximately $143 in 1996 and $132 in 1995 and 1994. The agreement contains a change in control provision that would accelerate the payment of these benefits. The maximum liability under this agreement, in such event, would be approximately $600.

On October 3, 1994, the Board of Directors adopted a deferred compensation agreement, with Hugo N. Surmonte, Chairman of the Board of Directors. The deferred compensation agreement requires the Company pay Mr. Surmonte $150 per year, after his retirement from the Company and during his lifetime, and if Mr. Surmonte's death precedes his spouse's death, that such amounts shall be paid to his spouse for the remainder of her life. On October 5, 1994, Mr. Surmonte retired from the Company. On October 10, 1994, Mr. Surmonte died and per the agreement his widow, Marie G. Surmonte, received the benefit until her death on June 2, 1996. During fiscal year 1996, the Company paid $138 to Mrs. Surmonte, and reversed the remaining balance of $159 for this accrued liability.

7.    FINANCIAL INSTRUMENTS

The Company uses various financial instruments in the normal course of business. By their nature, all such instruments involve risk, and the Company's maximum potential loss may exceed amounts recorded in the balance sheet. As is customary for these types of instruments, the Company does not require collateral or other security from other parties to these instruments. However, because the Company manages exposure to credit risk through credit approvals, credit limits and monitoring procedures, the Company believes that reserves for losses are adequate.

Foreign Exchange Contracts - Bontex S.A. entered into a $5,000 option contract during 1995, to manage the exposure of sales denominated in U.S. dollars to changes in foreign currency exchange rates. The contract matured in 1996. The Company entered into no new foreign exchange contracts during 1996.

Interest Rate Swaps - At June 30, 1996, the Company had three outstanding interest rate swap agreements with banks having an aggregate notional amount of $2,892, of which $797, $500 and $1,595 will terminate on June 18, 1997, January 20, 1998 and June 15, 1999, respectively. These swap agreements provide for the payment of interest based on fixed rates ranging from 5.80 percent to 6.55 percent, and remain unchanged over the term of the agreements. The floating rates of the debt agreements are based on the Brussels Inter Bank Offering Rate (BIBOR) or the London Inter Bank Offered Rate (LIBOR) and are reset every 90 days based on market conditions. The nature of the swap agreements changes certain variable rate debt to fixed rate debt. Interest rate differentials paid or received under these swaps are recognized over the life of the contracts as adjustments are made to the effective yield of the underlying debt. An interest premium of $34 and $20 was paid during 1996 and 1995, respectively. In the event of lowering BIBOR or LIBOR rates, the Company is exposed to the higher fixed rates. Furthermore, the Company may be exposed to credit loss in the event of nonperformance by the other party to the interest rate swap agreement. However, the Company does not anticipate such nonperformance.

Fair Value of Financial Instruments - The following assumptions were used by the Company to estimate the fair value of its financial instruments: The carrying amounts reported in the balance sheet for cash, cash equivalents, trade accounts receivable, other receivables, short-term borrowings, accounts payable and accrued expenses approximate fair value because of the short maturity of these instruments. The fair value of long-term debt is estimated using discounted cash flows based on the Company's incremental borrowing rates, and approximates the carrying amount in the balance sheets.
Unrealized gains or losses on the fair value of foreign exchange contracts and interest rate swap agreements are estimated based on current interest and foreign exchange rates.

The contract or notional amounts and estimated fair value of the Company's material off balance sheet financial instruments at June 30, 1996 and 1995 are as follows:

                                             1996                           1995

                                 Contract or                    Contract or
                               Notional Amount   Fair Value   Notional Amount  Fair Value
   Interest rate swaps             $2,892         $ (108)         $2,782         $(57)
   Purchased option contract          -              -            $5,000         $ 68

8.    COMMITMENTS AND CONTINGENCIES

Regulatory and Environmental Matters - As with all related manufacturers, the Company is subject to regulations by various federal, state, foreign and local agencies concerning compliance with environmental control statutes. These regulations impose limitations on the discharge of effluent and emissions into the environment, and establish standards for solid and hazardous waste disposal, treatment, and storage, as well as require the Company to obtain and operate in compliance with the conditions of environmental permit. The Company believes that it is in substantial compliance with such existing domestic and foreign environmental statutes and regulations. Failure to comply with applicable environmental control standards could result in interruption of operations or could require additional expenditures at these facilities.

The Company has made and intends to continue to make capital investments, operating expenditures, and production adjustments in connection with compliance to environmental laws and regulations. Since the Company is essentially comprised of two fiberboard plants, water quality discharge remains the primary environmental concern. A private water quality consulting firm has completed an extensive analysis and plans for compliance at both plants have been implemented.

On July 22, 1994, the Company entered into a Special Consent Order with the Virginia Department of Environmental Quality (DEQ) committing the Company to construct a waste water treatment facility to address certain effluent limitations in its Virginia Pollution Discharge Elimination Permit. Construction of the USA waste treatment facility was completed during fiscal 1996 at an aggregate cost of almost $2.0 million. The waste water treatment plant appears to be operating within compliance of applicable environmental requirements.

The Belgium government has imposed new regulations requiring a formal water treatment plant to be installed at Bontex S.A. The first phase of the waste water treatment facility in Belgium is under construction and is anticipated to be completed in 1997 at an estimated cost of $1.5 million.

The facility in the USA is also impacted by regulations concerning air emissions relating to the operation of certain coating and converting equipment. The Company has entered into a Consent Order with DEQ to which the Company has committed to take appropriate corrective action with respect to air quality emissions and to achieve compliance by September 30, 1997. An air quality consultant has completed an extensive analysis to characterize and verify mill air emissions. The Company is developing and implementing certain air emission controls. The cost of the air control technologies based on current information is expected to be approximately $250.

Estimates of the costs of future environmental compliance are unaudited and may differ from projected costs due to, among other things, continued emergence of newer environmental laws and regulations and improving efficiencies in environmental control or process technology developments. At the present time, based on preliminary estimates, the Company anticipates that consolidated capital expenditures for environmental compliance in fiscal 1997 will aggregate approximately $2.0 million; however, this estimate could change due to ultimate circumstances.

Litigation - In the normal course of business, the Company is subject to proceedings, lawsuits and other claims. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. There are no legal proceedings, lawsuits or other claims pending against or involving the Company which, in the opinion of management, will have a material adverse impact upon the consolidated results of operations or financial condition of the Company.

Leases - Rental expenses for all operating leases amounted to $131, $112 and $84 in 1996, 1995 and 1994, respectively.

(KPMG PEAT MARWICK LETTERHEAD)

KPMG PEAT MARWICK LLP
      213 South Jefferson Street
      Roanoke, VA  24011



INDEPENDENT AUDITORS' REPORT


The Board of Directors and Stockholders
      of Georgia Bonded Fibers, Inc.:


We have audited the accompanying consolidated balance sheets of Georgia Bonded Fibers, Inc. and subsidiaries as of June 30, 1996 and 1995, and the related consolidated statements of income (loss), changes in stockholders' equity, and cash flows for each of the years in the three-year period ended June 30, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Georgia Bonded Fibers, Inc. and subsidiaries as of June 30, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1996, in conformity with generally accepted accounting principles.

As discussed in notes 1 and 5 to the consolidated financial statements, the Company changed its method of accounting for income taxes on July 1, 1993 to adopt the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."


                                          s/KPMG Peat Marwick LLP


Roanoke, Virginia
August 9, 1996

- --------------------------------
DIRECTORS, EXECUTIVES & OFFICERS
- --------------------------------


         James C. Kostelni ^           Chairman of the Board, President,
                                         Chief Executive Officer, Director

         William J. Binnie *           Director

         Michael J. Breton             Corporate Director of International
                                         Operations, Director

         William B. D'Surney           Director

         David A. Dugan                Controller and Corporate Secretary

         Charles W. J. Kostelni        Corporate Controller

         Jeffrey C. Kostelni           Treasurer and Chief Financial Officer,
                                         Director

         Frank B. Mayorshi ^*          Director

         Larry E. Morris               Technical and Sales Director,
                                         Director

         Dr. Joseph F. Raffetto        Director

         Patricia S. Tischio           Assistant Corporate Secretary,
                                         Director

         Robert J. Weeks ^*            Director

                                       ^ Member of Executive Committee
                                       * Member of Audit Committee

                         -------
                         COUNCIL
                         -------

Woods, Rogers & Hazlegrove, P.L.C.     Roanoke, Virginia
                 Attorneys at Law


             --------------------
             INDEPENDENT AUDITORS
             --------------------

             KPMG Peat Marwick LLP     Roanoke, Virginia
      Certified Public Accountants


                    --------------
                    TRANSFER AGENT
                    --------------

      Registrar & Transfer Company     Roanoke, Virginia

(Graphic of web screen on computer)               Visit Bontex

                                                     on the

                                                    INTERNET

                                                       at

                                                  ww.bontex.com




      Visit Bontex on the INTERNET @http://www.bontex.com
Bontex is a leading worldwide manufacturer and distributor of uncoated and coated elastomeric Bontex (registered trademark) fiberboard products. Bontex products are manufactured in a wide range of qualities, gauges, and colors depending on your specification requirements and end-use applications.
Bontex (registered trademark) is primarily used as an insole material in footwear, as well as visorboard in headwear, backing substrate, stiffener and laminating base in luggage, leathergoods, furniture, automotive, and allied products. The Bontex Global Network can meet your worldwide elastomeric fiberboard requirements. Contact Bontex via the INTERNET by visiting our web site at http://www.bontex.com.

Bontex USA                    Bontex SA               Bontex Italia
One Bontex Drive              Rue Slar                Via Francia
Buena Vista, VA 24416-0751    4801 Stembert           1-37069 Villafranca
United States of America      Belgium                 (Verona) Italy
Tel: (540) 261-2181           +32 87 33 71 47         +39 45 630 34 12
Fax: (540) 261-3784           +32 87 31 07 23         +39 45 630 35 88
E-Mail: bontex@bontex.com     ATTMAIL:bontexsa        ATTMAIL:bontexsrl

                     GO WITH BONTEX FOR HIGH PERFORMANCE!

                                          SHAREHOLDERS'
LOCATIONS                                 INFORMATION
- ---------------------------------------   ----------------------------------
United States Manufacturing               Corporate Headquarters, Sales
     Bontex                               and Distribution Center
     One Bontex Drive                         Georgia Bonded Fibers, Inc.
     Buena Vista, Virginia 24416-0751         15 Nuttman Street
     800-733-4234                             Newark, New Jersey 07103
     E-mail:  Bontex @ bontex.com
                                          Annual Meeting
European Headquarters and Manufacturing       10:30 a.m. November 7, 1996
     Bontex S. A.                             Best Western Inn at Hunt Ridge
     Rue Slar                                 Willow Springs Drive
     4801 Stembert, Belgium                   Lexington, Virginia 24450
     ATT Mail:  Bontex S.A.
                                          Independent Auditors
Sales and Distribution Centers                KPMG Peat Marwick LLP
     Bontex Italia s.r.l.                     213 South Jefferson Street
     Via Francia                              Roanoke, Virginia 24011
     37069 Villafranca (Verona)
     Italy                                Registrar and Transfer Agent
                                              Registrar and Transfer Company
     Bontex De Mexico, S. A. De C. V.         10 Commerce Drive
     Boulevard Mariano Excobedo #801          Post Office Box 1010
     Colonia Andrade, C. P. 37370             Cranford, New Jersey 07106
     Leon, Guanajuato
     Mexico
                                          Form 10-K
International Liaison Offices             A copy of the Company's 10-K filed
     Bontex Australia                     with the Securities and Exchange 20
     Munro Street                         Commission is available without
     Macleod VIC 3085                     charge to any shareholder.
     Australia                            Requests should be sent to the
                                          attention of:
     Bontex Hong Kong
     Flat B3, 12/F, Paterson Bldg.        Controller
     7 Great George Street                Bontex
     Causeway Bay, Hong Kong              One Bontex Drive
                                          Buena Vista, Virginia 24416-0751
     Bontex Korea
     Rm. 601, Songnam Bldg.               ----------------------------------
     76-1, 4Ga, Chung Angdong
     Chung-Gu, Busan, Korea               BONTEX (registered trademark)
                                          Georgia Bonded Fibers, Inc.
     Bontex Taiwan
     8F1, No. 52, Sec. 2                  The Bontex (registered trademark)
     Chung Shan N. Rd.                    is a registered trademark of
     Taipei, 10419, Taiwan                Georgia Bonded Fibers, Inc.

North American Warehouse Facilities       Georgia Bonded Fibers, Inc, is an
     Newark, New Jersey                   equal opportunity employer
     Franklin, Tennessee
     St. Louis, Missouri                  ----------------------------------
     Cambridge, Ontario, Canada
     Montreal, Quebec, Canada             (Recycle Symbol) Recycled Paper
     Village Huron, Quebec, Canada

      [Q.]  WHAT IS COSSETTING?
      [A.]  CONSUMERS CALL IT COMFORTABLE!

BONTEX (registered trademark) 244W
BONFOAM (registered trademark) CUSHION HEEL PAD
DUAL DENSITY BONFOAM (registered trademark) CUSHION
FABRIC HEEL PAD COVER
CONTOUR (registered trademark)-MAXXON (registered trademark) CUSHION
FABRIC COVER

                       (GRAPHIC OF CUSHIONED INNER SOLE)

BONFOAM (registered trademark)/CONTOUR (registered trademark)-MAXXON (registered trademark)

  BONFOAM (registered trademark)/            The dynamic interaction between
CONTOUR (registered trademark)-MAXXON      the foot and weight transfer is
(registered trademark) DUAL DENSITY        accommodated and high pressure
CUSHION INSOLES from BONTEX                points are minimized.  Also
(registered trademark) meets the           BONFOAM (registered trademark)-
challenge of providing comfort             MAXXON (registered trademark)
and protecting feet from harsh             CUSHION INSOLES have moisture
environmental discomforts. Whether         vapor transmission properties.
the footwear you manufacture is bound
for hard ground, wet and cold                With BONFOAM (registered trade-
conditions, high impact and abrasive       mark)/CONTOUR (registered trade-
conditions or just leisure wear.           mark)-MAXXON (registered trade-
BONFOAM (registered trademark)/CONTOUR     mark) DUAL DENSITY CUSHION
(registered trademark)-MAXXON              INSOLES combined with BONTEX
(registered trademark) DUAL DENSITY        (registered trademark) consumers
(registered  trademark) CUSHION            will see and feel comfort at the
INSOLES combined with                      point of purchase when trying on
BONTEX (registered trademark)              your footwear in the store.
reduces internal shoe discomforts
and provides cossetting.                     BONTEX (registered trademark)
                                           has created materials for hand-
  BONFOAM (registered trademark)/          bags, luggage and headwear, too.
CONTOUR (registered trademark)-MAXXON      BONTEX (registered trademark)
registered trademark) DUAL DENSITY         products are designed to be
CUSHION INSOLES combined with BONTEX       "environmentally friendly."
registered trademark) enables the          BONTEX (registered trademark)
shoe bottom to conform elastically         uses recycled and primary
to the shape of the foot and               cellulose fibers originally
distribute pressure during any             derived from trees, a renewable
activity.                                  resource.

                                             Please call, write or fax
                                           BONTEX (registered trademark) for
                                           samples.

                                           BONTEX (registered trademark)

a member of       Bontex, One Bontex Drive, Buena Vista, VA 24416-0751.
  SATRA           (540) 261-2181. Fax: 540-261-3784. Manufactured: BONTEX
                  (registered trademark) Buena Vista, VA  24416-0741.
                  http://www.bontex.com. E-Mail: bontex@bontex.com
                  Bontex S.A. Belgium. Distributed and converted by BONTEX
                  (registered trademark) Italy, S.R.L., Villafranca, Verona,
                  Italy. Bontex (registered trademark) de Mexico, Leon,
                  Mexico

                    BONTEX (registered trademark) PRODUCTS

                                 A WORLD CLASS
                                      TAG
                                     TEAM.

(Graphic of tag)           When you tag your products       (Graphic of tag)
                        with BONTEX (registered trade-
                        mark), BONFOAM (registered trade-
                        mark), MAXXON (registered trade-
                        mark), or SUR-V-LON (registered
                        trademark), you have a world class
                        tag team in your corner.

                           BONTEX (registered trademark)
                        products are tough, durable, light
                        and flexible.  Every BONTEX
                        (registered trademark) product is
                        designed to be "environmentally
                        friendly."

                           All BONTEX (registered trade-
                        mark) products are MORI-FRESH
                        (registered trademark) treated to
                        resist mold-type growth related to
                        bacteria and fungi.
(Graphic of tag)                                            (Graphic of tag)
                           BONTEX (registered trademark)
                        uses primary and recycled cellulose
                        fibers originally derived from trees,
                        a renewable natural resource.

                           Please call, write or fax BONTEX
                        (registered trademark) today for
                        samples.

                        BONTEX (registered trademark)

                        (Graphic of tag)

a member of       Bontex, One Bontex Drive, Buena Vista, VA 24416-0751.
  SATRA           (540) 261-2181. Fax: 540-261-3784. Manufactured: BONTEX
                  (registered trademark) Buena Vista, VA  24416-0741.
                  http://www.bontex.com. E-Mail: bontex@bontex.com
                  Bontex S.A. Belgium. Distributed and converted by BONTEX
                  (registered trademark) Italy, S.R.L., Villafranca, Verona,
                  Italy. Bontex (registered trademark) de Mexico, Leon,
                  Mexico