Form 10-K/A, Exhibit 13
period 1996-06-30
GEORGIA BONDED FIBERS INC
filed 1996-10-09
CIK 41052

CONSOLIDATED 1996 ANNUAL REPORT
---------------------------------------------------------------------------


                         BONTEX (registered trademark)




For Fiscal Year Ended
June 30, 1996



          (Picture of soccer player and soccer ball - athletic shoes)

                                    Skyway
                                    Bontex

Skyway

(Picture of luggage)          Skyway Luggage Company and Bontex have linked
                              to produce superior Skyway designed luggage.
                              Over the years, Skyway has enjoyed great success with Bontex products, so when it came time to design and build Forte, Skyway's newest
                              U.S. produced upright luggage line, it was only natural they turn to Bontex.

                              With over 100 years of combined experience and technology behind them, two global leaders, Bontex and Skyway, have produced an outstanding luggage line, Forte professional luggage.

                              Bontex elastomeric wet web impregnated
                              substrates are Mori-Fresh Treated to resist mold type growth which can cause odor in luggage. Bontex substrates are not only light, flexible, durable, tough and versatile but all Bontex products are designed to be environmentally friendly. Bontex uses recycled and primary cellulose fibers originally derived from trees, a renewable resource.

                         BONTEX (registered trademark)

A Winning Combination for Luggage

Bontex, One Bontex Drive, Buena Vista, VA 24416-0751.         a member of
(540) 261-2181. Fax: 540-261-3784. Manufactured: BONTEX          SATRA
(registered trademark) Buena Vista, VA  24416-0741.       Footwear Technology
http://www.bontex.com. E-Mail: bontex@bontex.com                Center
Bontex S.A. Belgium. Distributed and converted by BONTEX
(registered trademark) Italy, S.R.L., Villafranca, Verona,
Italy. Bontex (registered trademark) de Mexico, Leon,
Mexico

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

      The improvement in operating conditions compared to the prior year was most evident during the final quarter of fiscal 1996. Prices for raw materials and foreign currency exchange markets have stabilized. We believe that our revised Risk Management Program continues to be effective in managing our Company's exposure to foreign currencies, and accordingly, exchange gains or losses should not be material in the future. The Company continues to minimize as much as possible the effects of cyclical changes in costs through certain purchase contracts, and the application of new technologies to improve both product quality and process efficiencies. Over the past five years, consolidated capital investments aggregated approximately $8.7 million. Such capital investments represent a commitment by the Company in our future, and these investments have contributed positively to the Company's operating efficiencies.

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

                                GEORGIA BONDED FIBERS, INC. AND SUBSIDIARIES
                                     Summary of Selected Five Year Data
                                    (In Thousands, Except Per Share Data)

                                                                  Years ended June 30,
                                             --------------------------------------------------------
                                                1996        1995        1994        1993       1992
Net sales                                     $47,618     $50,998      $47,729     $46,710    $46,534
                                              =======     =======      =======     =======    =======
Income (loss) before cumulative effect of
  change in accounting principle              $  (602)    $(1,458)     $   935     $   193    $   942
Cumulative effect of change in
  accounting principle                              -           -          400           -          -
                                              -------     -------      -------     -------    -------
Net income (loss)                             $  (602)    $(1,458)     $ 1,335     $   193    $   942
                                              =======     =======      =======     =======    =======

Income (loss) per share:
  Before cumulative effect of
    change in accounting principle            $  (.38)    $  (.93)     $   .60     $   .12    $   .60
  Cumulative effect of change
    in accounting principle                         -           -          .25           -          -
                                              -------     -------      -------     -------    -------
  Net income (loss)                           $  (.38)    $  (.93)     $   .85     $   .12    $   .60
                                              =======     =======      =======     =======    =======

Total assets                                  $33,181     $39,527      $31,032     $28,840    $28,669
Capital expenditures                          $ 2,157     $ 1,704      $ 1,868     $ 1,226    $ 1,787
Long-term debt                                $ 2,330     $ 1,364      $ 1,511     $ 1,056    $ 1,493
Book value per share                          $  6.55     $  7.11      $  7.68     $  6.69    $  6.88
Cash dividends declared per
  common share*                               $     -     $     -      $     -     $   .05    $     -
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

Accounting Change

      In February 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 109 "Accounting for Income Taxes." The Company changed its method of accounting for income taxes effective July 1, 1993, to adopt the new accounting standard. The cumulative effect of the change in accounting principle increased net income by $400,000 or $.25 per share, as reported separately in the statement of income for the year ended June 30, 1994, as described in Notes 1 and 5 of Notes to the Consolidated Financial Statements.

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

      In June 1996, the Financial Accounting Standards board issued SFAS
No. 125. "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. This standard is effective for transactions occurring after December 31, 1996 and shall be applied prospectively. Based on management's review, the adoption of SFAS No. 125 is not expected to have a material impact, if any, on the Company's financial position and results of operations.

                          GEORGIA BONDED FIBERS, INC. AND SUBSIDIARIES
                          CONSOLIDATED STATEMENTS OF INCOME (LOSS) and
                   CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                            Years Ended June 30, 1996, 1995 and 1994
                              (In Thousands, Except Per Share Data)

Consolidated Statements of Income (Loss):
                                                            1996        1995        1994
NET SALES                                                 $47,618     $50,998     $47,729
COST OF SALES                                              36,736      39,398      34,886
                                                          -------     -------     -------
  Gross Profit                                             10,882      11,600      12,843
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES               10,979      11,913      10,865
                                                          -------     -------     -------
  Operating income (loss)                                     (97)       (313)      1,978
                                                          -------     -------     -------
OTHER (INCOME) EXPENSES:
  Interest expense                                          1,288         984         668
  Interest income                                             (93)       (219)        (47)
  Foreign currency exchange (gain) loss                      (496)      1,477        (247)
  Other - net                                                 (14)       (209)        (35)
                                                          -------     -------     -------
                                                              685       2,033         339
INCOME (LOSS) BEFORE INCOME TAXES AND CUMULATIVE
  EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE                   (782)     (2,346)      1,639
INCOME TAXES                                                 (180)       (888)        704
                                                          -------     -------     -------
INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF CHANGE
  IN ACCOUNTING PRINCIPLE                                    (602)     (1,458)        935
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING
  FOR INCOME TAXES                                              -           -         400
                                                          -------     -------     -------
    Net income (loss)                                     $  (602)    $(1,458)    $ 1,335
                                                          =======     =======     =======
INCOME (LOSS) PER SHARE:
  Before cumulative effect of change
    in accounting principle                               $  (.38)    $  (.93)       $.60
  Cumulative effect of change in accounting
    for income taxes                                           --          --         .25
                                                          -------     -------     -------
    Net income (loss)                                     $  (.38)    $  (.93)    $   .85
                                                          =======     =======     =======

Consolidated Statements of Changes in Stockholders' Equity:
                                                            1996        1995        1994
Stockholders' Equity, beginning balance                   $11,186     $12,080     $10,521
  Retained earnings                                          (602)     (1,458)      1,335
  Foreign currency translation adjustment                    (276)        564         224
                                                          -------     -------     -------

  Stockholders' Equity, ending balance                    $10,308     $11,186     $12,080
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

                          GEORGIA BONDED FIBERS, INC. AND SUBSIDIARIES
                              CONSOLIDATED STATEMENTS OF CASH FLOWS
                            Years Ended June 30, 1996, 1995 and 1994
                                         (In Thousands)

                                                            1996        1995        1994
CASH FLOWS FROM OPERATING ACTIVITIES:
  Cash received from customers                            $50,552     $50,133     $46,595
  Cash paid to suppliers and employees                    (48,226)    (51,227)    (44,091)
  Interest received                                            98         212          47
  Interest paid, net of amount capitalized                 (1,330)       (986)       (674)
  Income taxes paid, net of refunds                            86        (205)       (799)
                                                          -------     -------     -------
    Net cash provided by (used in) operating activities     1,180      (2,073)      1,078
                                                          -------     -------     -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of short-term investments                           -           -        (123)
  Proceeds from maturities of short-term investments            -         123         419
  Proceeds from sales of property, plant and equipment         75          39          22
  Acquisition of property, plant and equipment             (2,157)     (1,704)     (1,868)
                                                          -------     -------     -------
    Net cash used in investing activities                  (2,082)     (1,542)     (1,550)
                                                          -------     -------     -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Increase (decrease) in short-term borrowings, net        (1,740)      4,288        (265)
  Long-term debt incurred                                     115       2,000         701
  Principal payments on long-term debt and capital
    lease obligations                                        (694)       (569)       (287)
                                                          -------     -------     -------
    Net cash provided by (used in) financing activities    (2,319)      5,719         149
                                                          -------     -------     -------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                      (443)        913          24
                                                          -------     -------     -------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS       (3,664)      3,017        (299)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR              4,379       1,362       1,661
CASH AND CASH EQUIVALENTS AT END OF YEAR                  $   715     $ 4,379     $ 1,362
                                                          =======     =======     =======
RECONCILIATION OF NET INCOME (LOSS) TO NET CASH
  PROVIDED BY (USED IN) OPERATING ACTIVITIES:
    Net income (loss)                                     $  (602)    $(1,458)    $ 1,335
    Adjustments to reconcile net income (loss) to net
      cash provided by (used in) operating activities:
    Cumulative effect of change in accounting principle         -           -        (400)
    Depreciation and amortization                           1,100       1,072         821
    (Gain) loss on sale of property, plant and equipment       13         (15)        (14)
    Provision for bad debts                                    66          42          34
    Deferred income taxes                                    (387)       (885)        220
    Donated property                                            -         (82)          -
    Change in assets and liabilities:
      (Increase) decrease in trade accounts and other
        receivables                                           660         471      (1,996)
      (Increase) decrease in inventories                    2,123      (2,360)        575
      (Increase) decrease in other assets                      22          70        (550)
      Increase (decrease) in accounts payable and
        accrued expenses                                   (1,940)      1,493       1,144
      Increase (decrease) in income taxes                     273        (159)        113
      Increase (decrease) in other liabilities               (148)       (262)       (204)
                                                          -------     -------     -------
        Net cash provided by (used in) operating
          activities                                      $ 1,180     $(2,073)    $ 1,078
                                                          =======     =======     =======

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND
  FINANCING ACTIVITIES:
    Donated property                                      $     -     $    82     $     -
                                                          =======     =======     =======
    Construction in progress accrued in payables          $    76     $   178     $    75
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

For the past three years, sales to one customer ranged from approximately 9 percent to 15 percent of consolidated net sales.
Information related to the domestic and foreign operations follows:

                                    United States   European
                                      Operations   Operations   Eliminations    Consolidated
1996:
  Total assets                          $15,110     $20,412       $(2,341)        $33,181
  Total liabilities                       6,540      17,090          (757)         22,873
  Net sales                              18,486      29,507          (375)         47,618
  Loss before income taxes                 (188)       (585)           (9)           (782)
  Net loss                                  (60)       (531)          (11)           (602)

1995:
  Total assets                          $14,311     $27,426       $(2,210)       $ 39,527
  Total liabilities                       5,785      23,310          (754)         28,341
  Net sales                              19,735      31,541          (278)         50,998
  Loss before income taxes                 (933)     (1,424)           11          (2,346)
  Net Loss                                 (615)       (854)           11          (1,458)

1994:
  Total assets                          $13,318     $19,808       $(2,094)       $ 31,032
  Total liabilities                       4,177      15,413          (638)         18,952
  Net sales                              20,635      27,341          (247)         47,729
  Income before income taxes
    and cumulative effect of
    change in accounting principle           26        1456           157           1,639
  Net income                                394         784           157           1,335

Retained earnings of foreign operations not available for distribution amounted to approximately $579 and $808 at June 30, 1996 and 1995, respectively.

4.    LONG-TERM DEBT AND FINANCING AGREEMENTS

The following long-term debt was outstanding as of June 30, 1996 and 1995:

                                                       1996        1995
    10.50% loan payable to a bank in the
    United States in quarterly installments
    of $77 through June 2001; collateralized
    by accounts receivable, inventory and
    other noncurrent assets in the U.S. and
    subject to various loan covenants                 $1,538      $1,846

    7.72% loan payable to an agency of the
    Belgian government in ten annual
    installments beginning May 15, 1992.
    Five annual installments of $89
    are outstanding at June 30, 1996                     447         590

    9.73% loan payable to an agency of the
    Belgian government in one remaining
    annual installment due in July 1995                    -          58

    7.72% loan payable to an agency of the
    Belgian government in ten annual
    installments beginning September 1995.
    Nine annual installments of $80 are
    outstanding at June 30, 1996                         718         878

    6.15% loan payable to an agency of the
    Belgian government in ten annual
    installments of $10 beginning 1997                   104           -

    12.25% loan payable to a bank in Italy
    in monthly installments of $10 through
    March 1997; collateralized by plant and
    equipment in Italy                                    89         181
                                                      ------      ------
                                                       2,896       3,553
    Less long-term debt due currently                    566       2,189
                                                      ------      ------
    Long-term debt                                    $2,330      $1,364
                                                      ======      ======

The principal payments of long-term debt are as follows:

                           1997                      $   566
                           1998                          581
                           1999                          477
                           2000                          477
                           2001                          475
                           Thereafter                    320
                           Total                     $ 2,896

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

The Plan's funded status and amounts recognized in the Company's consolidated financial statements at June 30 for its United States pension plan are as follows:

                                                                          1996          1995
   Actuarial present value of benefit obligations:
      Accumulated benefit obligation, including
         vested benefits (1996, $4,021 and 1995, $3,610)                $ (4,044)     $ (3,649)
                                                                        --------      --------
      Projected benefit obligation for service rendered to date         $ (5,217)     $ (4,882)
   Plan assets                                                             4,346         4,138
                                                                        --------      --------
   Plan assets less than projected benefit obligation                       (871)         (744)
   Unrecognized prior service cost                                           177           192
   Unrecognized net loss from past experience different from
      that assumed                                                           429           435
   Unrecognized net asset at July 1, 1986, net of amortization              (131)         (148)
                                                                        --------      --------
   Accrued pension cost                                                 $   (396)     $   (265)
                                                                        ========      ========

The Company's net pension cost for the years ended June 30, 1996, 1995 and 1994 include the following components:

                                                                 1996     1995    1994

   Service cost-benefits earned during the period               $ 200   $ 243   $ 233
   Interest cost on projected benefit obligation                  366     344     345
   Net amortization and deferral                                    2     180    (162)
                                                                -----   -----   -----
                                                                  568     767     416
   Less actual return on assets and employee contributions        407     530     176
                                                                -----   -----   -----
      Net pension cost                                          $ 161   $ 237   $ 240
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

8.    COMMITMENTS AND CONTINGENCIES

Regulatory and Environmental Matters - As with all related manufacturers, the Company is subject to regulations by various federal, state, foreign and local agencies concerning compliance with environmental control statutes. These regulations impose limitations on the discharge of effluent and emissions into the environment, and establish standards for solid and hazardous waste disposal, treatment, and storage, as well as require the Company to obtain and operate in compliance with the conditions of environmental permit. The Company believes that it is in substantial compliance with such existing domestic and foreign environmental statues and regulations. Failure to comply with applicable environmental control standards could result in interruption of operations or could require additional expenditures at these facilities.

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


                                          s/KPMG Peat Marwick LLP


Roanoke, Virginia
August 9, 1996

--------------------------------
DIRECTORS, EXECUTIVES & OFFICERS
--------------------------------


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


             --------------------
             INDEPENDENT AUDITORS
             --------------------

             KPMG Peat Marwick LLP     Roanoke, Virginia
      Certified Public Accountants


                    --------------
                    TRANSFER AGENT
                    --------------

      Registrar & Transfer Company     Roanoke, Virginia

                       BONTEX (registered trademark) On
                                The Environment

                       (Two soles having a conversation)

Have you                                 Yes!
heard about                              How about
BONTEX (registered trademark) 200        BONTEX (registered trademark) 300
recycled?                                recycled?


  BONTEX (registered trademark) through     be used in any type of footwear,
significant R&D efforts has perfected       including GOODYEAR WELT applic-
BONTEX (registered trademark) 200           ations without a full sockliner.
RECYCLED and BONTEX (registered trade-
mark) 300 RECYCLED insole materials           BONTEX (registered trademark)
from 100% recovered paper, with a           200 RECYCLED and BONTEX
minimum 80% "post-consumer waste."          (registered trademark) 300
                                            RECYCLED cut and skive easily
  BONTEX (registered trademark) 200         and can be used in handbags,
RECYCLED and BONTEX (registered trade-      luggage, leathergoods, backing
mark) 300 RECYCLED have high performance    stiffener, laminating base,
qualities such as internal bond,            plumper stock, and headwear
perspiration resistance, flexibility,       visorboard, brims and sizebands.
resistance to aging, stability in hot,
cold or wet conditions.                       BONTEX (registered trademark)
                                            products are distributed
  All BONTEX (registered trademark)         globally through representatives
products are MORI-FRESH (registered         and distributors in 72 markets.
trademark) treated to resist mold-type      Liaison offices:  BONTEX
growth related to bacteria and fungi.       (registered trademark) Korea-
                                            Pusan, Korea; BONTEX (registered
  BONFOAM (registered trademark),           trademark) Taiwan - Taipei,
SUREFOAM (registered trademark), MAXXON     Taiwan; BONTEX (registered
(registered trademark) cushion insole       trademark) Philippines - Metro
products can be combined to any BONTEX      Manila, Philippines; BONTEX
(registered trademark) product.             (registered trademark)
                                            Indonesia - Jakarta, Indonesia;
  BONTEX (registered trademark) 200         BONTEX (registered trademark)
RECYCLED has been designed for all types    Thailand - Bangkok, Thailand;
of light and medium durability footwear     BONTEX (registered trademark)
while BONTEX (registered trademark) 300     Hong Kong - Central District,
RECYCLED has been designed for high         Hong Kong.
performance footwear such as men's,
women's, children's athletic outdoor and      Please call, write or fax
heavy duty footwear.  BONTEX (registered    BONTEX (registered trademark)
trademark) 300 can                          for samples.


                                            BONTEX (registered trademark)

accepted     a member of      Bontex, One Bontex Drive, Buena Vista, VA
American        SATRA         24416-0751. (540) 261-2181. Fax: 540-261-3784.
Podiatric     Footwear        Manufactured: BONTEX (registered trademark)
 Medical     Technology       Buena Vista, VA 24416-0741.
Association    Center         http://www.bontex.com.  E-Mail:
                              bontex@bontex.com Bontex S.A. Belgium.
                              Distributed and converted by BONTEX
                              (registered trademark) Italy, S.R.L.,
                              Villafranca, Verona, Italy. Bontex (registered trademark) de Mexico, Leon, Mexico

                                          SHAREHOLDERS'
LOCATIONS                                 INFORMATION
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

                                           BONTEX (registered trademark)

accepted     a member of      Bontex, One Bontex Drive, Buena Vista, VA
American        SATRA         24416-0751. (540) 261-2181. Fax: 540-261-3784.
Podiatric     Footwear        Manufactured: BONTEX (registered trademark)
 Medical     Technology       Buena Vista, VA 24416-0741.
Association    Center         http://www.bontex.com.  E-Mail:
                              bontex@bontex.com Bontex S.A. Belgium.
                              Distributed and converted by BONTEX
                              (registered trademark) Italy, S.R.L.,
                              Villafranca, Verona, Italy. Bontex (registered trademark) de Mexico, Leon, Mexico

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

                        BONTEX (registered trademark)

                        (Graphic of tag)

accepted     a member of      Bontex, One Bontex Drive, Buena Vista, VA
American        SATRA         24416-0751. (540) 261-2181. Fax: 540-261-3784.
Podiatric     Footwear        Manufactured: BONTEX (registered trademark)
 Medical     Technology       Buena Vista, VA 24416-0741.
Association    Center         http://www.bontex.com.  E-Mail:
                              bontex@bontex.com Bontex S.A. Belgium.
                              Distributed and converted by BONTEX
                              (registered trademark) Italy, S.R.L.,
                              Villafranca, Verona, Italy. Bontex (registered trademark) de Mexico, Leon, Mexico