Form 10-K405, Exhibit 13
period 1997-06-30
BONTEX INC
filed 1998-09-28
CIK 41052

1998 ANNUAL REPORT

                                     [LOGO]

                                   BONTEX (R)

                                    CONTENTS

                                [Logo] BONTEX (R)

                         Consolidated 1998 Annual Report


2    Mission Statement, Corporate and       6    Management's Discussion and
     Product Profile                             Analysis

3    Message to Shareholders               11    Financial Statements and Notes

5    Financial Highlights                  26    Independent Auditors' Report


                              CORPORATE HIGHLIGHTS

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

1996 The Company restructures and officially operates globally as Bontex, Inc., formerly Georgia Bonded Fibers, Inc.

1997 Bontex export sales from USA exceed $10 million. Bontex establishes Bontex Hong Kong to further expand export sales. Bontex enters into a key strategic partnership to market nonwoven materials. Bontex becomes the first global manufacturer in our industry to be ISO 9001 certified.

1998     Bontex Stock transferred to NASDAQ SmallCap Market.

                                MISSION STATEMENT

     Our Mission is to be the global leader in the markets we serve, by providing customers with world class quality products and service.

                                CORPORATE PROFILE

     Bontex, Inc. was originally founded in June 1946 under the laws of the State of New Jersey. The Company originally began as a leather processing operation, and today, Bontex is a leading worldwide manufacturer and distributor of uncoated and coated elastomeric wet web impregnated fiberboard products, generally described by the trademark BONTEX(R). BONTEX(R) is primarily used as an insole material in footwear, as well as visorboard in headwear, dielectric sealing base in automotive door panels, backing substrate, stiffener and laminating base in luggage, leathergoods, and allied products. All BONTEX(R) fiberboard products are designed to be "environmentally-friendly," because Bontex uses recycled and primary cellulose fibers originally derived from trees, a renewable resource.

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


                                 PRODUCT PROFILE

     Bontex manufactures uncoated and coated BONTEX(R) fiberboard products; breathable cushion foams, that are marketed under the trademarks BON-FOAM(R), MAXXON(R) and SURE-FOAM(R), and are sold in a variety of grades for use as shock absorbing insole material; BON-PEL(R), a wet web nonwoven substrate, which is exceptionally strong and flexible; BONTEX(R) 48 MA, an uncoated visorboard for use in military headwear, which has been approved by NATICK military laboratory. Bontex also combines certain products, such as foams, fabrics, and vinyls, with BONTEX(R) fiberboard. Additionally, Bontex is the exclusive distributor globally to the footwear industry of an expanded polyurethane material manufactured by Aearo Company-E.A.R. Specialty Composites, trademarked MAXXON(R) LS and CONFOR(R). Bontex also markets to the footwear industry a range of nonwoven products under the Company's trademark BON-STITCH(R), primarily used for various stitch construction footwear. Registered trademarks under which the Company markets products include:

BONTEX(R)             SUPERTEX(R)               BON-PEL(R) nonwoven
MORI-FLEX(R)          BON-FOAM(R) cushion       BON-STITCH(R)
MAXXON(R) cushion     VINTEX(R)                 SUR-V-LON(R) vinyl coated Bontex
BON-DOE(R)            SIR-PEL(R)                BONTEX(R) 200 RECYCLED
MORIMER(R)            SURTEX(R)                 BONTEX(R) 300 RECYCLED
CONTOUR(R)

                            MESSAGE TO SHAREHOLDERS

[Logo] BONTEX (R)
ONE BONTEX DRIVE
BUENA VISTA, VIRGINIA 24416-1500
email: 74313.2761@compuserve.com
http://www.bontex.com

Dear Fellow Shareholder:

In my letter last year, I reported to you our record sales and profits. However, what follows in this letter is quite different, as fiscal 1998 was overshadowed by unprecedented challenges. My letter not only details the results from a difficult year, but more importantly, outlines a number of essential measures which have been implemented to increase our sales and return the Company to profitability.

We are not pleased with our operating results. Bontex, Inc. and its subsidiaries recorded consolidated net sales of $43.5 million, a decrease of $6.9 million or
13.6 percent, as compared to the $50.3 million last year, and consolidated operating profits declined from $4.0 million to $500,000. Consolidated net income fluctuated from a record profit of $1.7 million or $1.10 per share to a consolidated net loss of $(446,000) or $(.28) per share.

The largest issues impacting Bontex in fiscal 1998, in addition to the effects of the highly competitive environment in which the Company operates, were the financial situation in Asia, the well publicized slow-down in athletic footwear sales, and higher operating costs. Also contributing to the decline in sales was the unfavorable currency translation adjustment resulting from the increase in the value of the U.S. dollar that reduced sales by $3.0 million or 6.0 percent, which represents almost half of the overall sales decline.

The financial situation in Asia relates to the recent currency and economic crisis. During the past twelve months, the currencies of a number of key Asian countries, including Korea, Indonesia, and Thailand, have devalued, resulting in a sudden economic slowdown in this region. Asia is the largest market for Bontex products, as almost 70 percent of the world's footwear is manufactured in Asia. Over the previous three years, approximately one-third of the Company's consolidated sales were derived from customers in the Asian region. The overall strength of the U.S. dollar and the currency devaluations in Asia have resulted in additional pressure on earnings. Accordingly, the deteriorating situa tion in Asia has had a negative impact on the Company's operations. However, even though economic conditions in Asia have reduced our near-term growth expectations, management is confident that the market ultimately will rebound. We intend to use the current situation to refocus a number of our key sales strategies.

Sales to the athletic footwear segment, which is the largest footwear market globally, have declined considerably. This decline, as well as the relatively mild winter caused by the El Nino phenomenon, impacted sales negatively for boots and other footwear. Excessive worldwide inventory levels of finished goods, and a fundamental shift in consumer trends away from athletic footwear toward the brown shoe style, continue to put pressure on our current sales, as does the increased usage of nonwoven materials.

Higher operating costs relate mainly to a number of non-recurring issues for the domestic operations of Bontex, Inc. Specifically, the largest increases were in professional fees, recruiting, compensation and marketing costs. The Company had increased certain marketing costs in an effort to increase sales, which have subsequently been curtailed until conditions warrant a change. A portion of the higher compensation costs relates to recruiting costs for restructuring and other non-recurring compensatory charges.

Rather than continue to dwell on the aforementioned negative items, it is more important to report to you the various measures implemented by management to return your Company to profitability. To that end, we have adopted a dual focused approach comprised of a definitive Sales Action Plan and an austere Cost Reduction Program. To increase our sales, which should ultimately lead to increased profits, we have three primary sales strategies of our Sales Action
Plan: expand the Bontex product line, augment our operating base in Asia, and refine our global marketing approach to expand sales in a number of key markets. Our Cost Reduction Program consists of a number of critical steps to reduce our cost structure, especially in the area of raw material cost and capacity issues.

The Company is moving aggressively on all fronts in an attempt to increase sales without compromising our margins. Last year, the Company successfully launched the Bon-Stitch nonwoven product line. Our new Bon-Stitch nonwoven products represent an important strategy in recovering some of the Bontex elastomeric fiberboard sales that have been lost to nonwovens. Our strategic alliance program for nonwoven products is being expanded in an effort to further leverage our Bontex trademark and to better serve a larger spectrum of customers. Further to these product strategies for nonwovens, the Company continues to innovate and improve existing Bontex products to enhance performance and reduce costs. Substantial progress was made last year in improving the formulation of our materials, the effects of which we hope will be more evident next year. We also are exploring new cushion materials and composite products to add value, compliment a more balanced product mix, and improve our market position as a leader in cushion insole technologies.

During fiscal 1998, the Company continued to improve production through the development of one of the most efficient and highest capacity facilities in the world producing elastomeric wet web cellulose fiberboard products. Our increased capacity at Bontex S.A. in Europe represents more than half of all the capacity of the six machines of our primary competitor, based on published information. The return on investment of this strategy is expected to enable Bontex to achieve greater production efficiencies and maintain stricter controls over quality, while at the same time, allowing Bontex to remain a dual source company.

Bontex continues its plan to restructure and sell our Newark facility in an effort to reduce overhead related costs. We currently expect to use the proceeds of the sale to reduce our borrowings. The level of sales in the Northeast region of the U.S. does not justify this level of overhead. Our financial plan includes a number of other important measures to increase working capital, reduce debt, and invest judiciously in essential capital projects.

Bontex remains focused on our mission to be the global leader in all markets we service, as demonstrated by our ISO 9001 certified quality assurance systems at all manufacturing facilities. The Bontex Global Network consists of our manufacturing facilities, converting facilities, and sales and distribution centers. The Bontex trademark has an especially high name recognition in the industries we serve globally.

Another important development in 1998 pertained to the listing of the Company's common stock on the NASDAQ market. The Company's common stock did not comply with the Nasdaq Stock Market's new market value of public float requirements which became effective February 23, 1998. This situation is primarily due to the fact that the common stock of Bontex is thinly traded, and our public float is well below fifty percent of the outstanding shares. Bontex transferred its common stock listing to The Nasdaq SmallCap on July 23, 1998, where it now trades under the symbol BOTX.

There were a number of notable accounting and administrative related matters during 1998. The Company has adopted FASB 130, Reporting Comprehensive Income, which has resulted in the reporting of other comprehensive income in the income statement. The Company also is taking appropriate steps to address operating issues relating to the Year 2000 issues as well as the scheduled conversion of the European economic and monetary union (EMU) to the euro.

We greatly appreciate the continued support of our shareholders during this difficult period, and we also express our sincere thanks to our employees, agents, distributors globally, as well as our customers for their trust placed in Bontex.



/s/James C. Kostelni
--------------------
James C. Kostelni
Chairman of the Board and
Chief Executive Officer



--------------------------------------------------------------------------------





           Bontex, Inc., One Bontex Drive, Buena Vista, VA 24416-1500
      Telephone: (540)261-2181 Fax: (540)261-3784 Email: bontex@bontex.com
                              http://www.bontex.com
 Bontex SA (Belgium), Bontex S.r.l. (Italy), Bontex Hong Kong, Bontex de Mexico

                          BONTEX, INC. AND SUBSIDIARIES
                        Summary of Selected Ten Year Data
                (In Thousands, Except Per Share Data and Ratios)


                                                   Years ended June 30,
                            1998       1997        1996        1995       1994      1993      1992      1991       1990       1989
                          --------   --------    -------    -------   ---------   -------   -------   -------    -------    -------
Net sales                 $ 43,483   $ 50,333    $47,618    $50,998   $  47,729   $46,710   $46,534   $44,734    $41,223    $39,676
                          ========   ========    =======    =======   =========   =======   =======   =======    =======    =======

Income (loss) before
  extraordinary item and
  cumulative effect of
  change in accounting
  principles              $   (446)  $  1,733    $  (602)   $(1,458)  $     935  $    193   $   942    $  212     $  167     $  143
Extraordinary item               -          -          -          -           -         -         -         -          -        212
Cumulative effect of
   change in accounting
   principles                    -          -          -          -         400         -         -        99          -          -
                          --------   --------    -------    -------   ---------   -------   -------   -------    -------    -------
Net income (loss)         $   (446)  $  1,733    $  (602)   $(1,458)  $   1,335  $    193   $   942   $   311    $   167    $   355
                          --------   --------    -------    -------   ---------   -------   -------   -------    -------    -------

Income (loss) per share:
Before extraordinary item
  and cumulative effect of
   change in accounting
   principles             $   (.28)  $   1.10    $  (.38)   $  (.93)  $     .60  $    .12   $   .60   $   .14    $   .11    $   .09
Extraordinary item               -          -          -          -           -         -         -         -          -        .14
Cumulative effect of change
   in accounting principles      -          -          -          -         .25         -         -       .06          -          -
                          --------   --------    -------    -------   ---------   -------   -------   -------    -------    -------

Net income (loss)         $   (.28)  $   1.10    $  (.38)   $  (.93)  $     .85  $    .12   $   .60   $   .20    $   .11    $   .23
                          --------   --------    -------    -------   ---------   -------   -------   -------    -------    -------


Total assets              $ 32,513   $ 32,906   $ 33,181   $ 39,527   $  31,032  $ 28,840  $ 28,669   $22,753    $21,547    $20,598
Total  stockholders'
  equity                  $ 10,891   $ 11,515   $ 10,308   $ 11,186   $  12,080  $ 10,521  $ 10,825   $ 9,313    $ 9,254    $ 8,758
Capital expenditures      $  2,334   $  2,389   $  2,157   $  1,704   $   1,868  $  1,226  $  1,787   $ 1,591    $ 1,407    $   642
Cash flows provided by
  (used in) operating
   activities             $     57   $  3,037   $  1,180   $ (2,073)  $   1.078  $   (122) $    215   $ 2,024    $    30    $   792
Long-term debt            $  2,256   $  2,761   $  2,330   $  1,364   $   1,511  $  1,056  $  1,493   $   964    $   193    $   361
Book value per share      $   6.92   $   7.32   $   6.55   $   7.11   $    7.68  $   6.69  $   6.88   $  5.92    $  5.88    $  5.57
Cash dividends
  declared per
  common share *          $      -   $      -   $      -   $      -   $       -  $    .05  $      -   $     -    $   .10    $     -
Current ratio                 1.05       1.16       1.06       1.07        1.30      1.26      1.34      1.43       1.46       1.53
Total debt to equity
  ratio                       1.99       1.86       2.22       2.53        1.57      1.74      1.65       1.44      1.33       1.35
Capital structure         $ 13,791   $ 14,570   $ 12,819   $ 12,703   $  14,162  $ 12,224  $ 12,991   $ 10,950   $10,146    $ 9,750



*A cash dividend of $.05 and $.10 was paid during the second quarter of 1993 and 1990 respectively.

                         Common Stock and Dividend Data

       The stock of Bontex, Inc. was previously traded over the counter on the Nasdaq National Market. Effective July 23, 1998, the stock of Bontex, Inc. was listed on the Nasdaq SmallCap Market under the symbol BOTX. At September 14, 1998 there were approximately 429 shareholders of record. No cash dividends were declared or paid during fiscal years 1994 through 1998.

                               1998                    1997                 1996                   1995                 1994
                           ----------------      ----------------      ----------------      ----------------     ----------------
                            High        Low       High        Low       High        Low       High       Low       High        Low
                           -----      -----      -----      -----      -----      -----      -----      -----     -----      -----
First Quarter              $9.63      $4.25      $4.00      $3.13      $4.25      $2.75      $6.00      $5.00     $4.75      $3.75
Second Quarter              8.50       4.50       5.13       3.50       3.88       2.38       6.50       5.50      5.25       4.50
Third Quarter               5.25       3.25       5.38       4.50       3.25       2.38       5.50       3.50      5.25       4.25
Fourth Quarter              4.25       2.88       5.00       4.25       4.38       2.88       4.13       2.98      5.50       4.50

                      Bontex, Incorporated and Subsidiaries

                      Management's Discussion and Analysis


                                     GENERAL

As noted in our Message to Shareholders, Bontex continues to address competitive pressures and economic conditions globally that can, and in some cases have already, negatively impacted sales volume and profitability. Fiscal year 1998 was dominated by the Asian crisis and major retrenchment of the athletic footwear industry resulting in a loss of the momentum established by Bontex in 1997. The Company's losses and the examination of industry trends urge us to intensify our efforts to develop new areas for sales and further reduce costs. Overall, the stability in raw materials prices and general inflation partially mitigated the effects of decreased sales volume.

The Company's consolidated financial statements and notes to the consolidated financial statements should be read as an integral part of this review. Except for the historical data set forth herein, the following discussion contains certain forward-looking information. Forward-looking information is only an estimate of what may occur because of its dependence on model characteristics and assumptions. As a result, actual future gains and losses will differ, perhaps materially, from those reported in the disclosures. Factors that could cause or contribute to such differences include, but are not limited to, level of sales to key customers, actions of competitors, fluctuations in the prices of primary raw materials and foreign exchange rates.


                             RESULTS OF OPERATIONS

Bontex had reduced sales of $6.9 million or 13.6 percent in 1998 as compared to fiscal year 1997, of which currency exchange fluctuations represented a $3.0 million translation decrease on sales as compared to a $2.0 million translation decrease in the prior year. The inherent volume sensitivity of the Company makes it difficult to overcome such sudden decreases in our level of sales as was experienced in 1998. Management expects continued pressure on our profit margins as a result of competition and reduced sales volume even though prices of our primary raw materials are expected to remain relatively stable. Most experts are predicting a two-year period of adjustment in the athletic shoe business, due largely to an over supply of shoes. Bontex's results of operations may continue to be negatively affected during this adjustment period and beyond.

Consolidated net sales were $43.5, $50.3, and $47.6 million for fiscal years 1998, 1997, and 1996, respectively. The growth experienced in 1997 reflected the positive impact of the Company's marketing program to maintain higher selling prices and develop new sales. This success was offset in 1998 by lower selling prices due to competitive pressures and the loss of sales volume noted in the General section above. Cost of sales were 71.5 percent of net sales in 1998, 68 percent in 1997 and 77.1 percent in 1996. The increase in costs as a percentage of sales from 1997 to 1998 was mainly due to lower sales volume and reduced selling prices, as well as a slight increase in the cost of raw materials. The decline in costs of sales from 1996 to 1997 was due to the decline of raw materials prices from very high levels in 1996.

Bontex continues to hold a strong position in the footwear industry and expects to recover as global shoe inventories are corrected. However, nonwoven materials continue to erode sales of cellulose based products for shoe insoles. Bontex is developing literature to better inform the market on the benefits of cellulose and to clarify some misconceptions about nonwovens. Also, Bontex is placing greater emphasis on marketing nonwovens, developing new markets for cellulose-based products, as well as developing new non-footwear products to diversify our earnings stream. Management believes that the success of these efforts over the next few years, although not assured, may lead to improved sales, profits, and cash flows.

The net loss of $446,000 or $0.28 per share incurred in 1998 compares unfavorably to $1.7 million or $1.10 per share net income of 1997, but is better than the loss in 1996 of $602,000 or .38 per share. The inconsistent results are a major concern to management. Typically, the financial performance of Bontex is related directly to cycles in raw materials, particularly pulp and latex, as in 1996. For instance, the cost of pulp and latex, two primary raw materials, rose by more than 100 and 56 percent, respectively during 1995 resulting in losses. However, as noted above, the current year's loss occurred during a period of more favorable raw materials costs. The lower sales volumes of Bontex have induced management to pursue process efficiencies that better enable the Company to cope with fluctuations in volume and raw material costs in the future. During 1998 and in an ongoing effort, Bontex devotes significant resources to improve product formulation for, among other things, comfort, health, cost, quality and other critical competitive performance features. There can be no assurances that increased raw materials prices or decreased volume of sales will not have an adverse impact on the Company's operations or competitive position in the future.

The Company's United States operations use the last in, first out (LIFO) method of inventory accounting. For comparison purposes with other companies, if the first-in, first-out, (FIFO) method of accounting had been used, reported gross profit would have been lower by $96,000 in 1998, lower by $285,000 in 1997 and lower by $147,000 in 1996. Net income would have been lower by $61,000 or $.04 per share in 1998, lower by $181,000 or $.12 per share in 1997 and lower by $95,000 or $.06 per share in 1996. Inventories are higher by $1.2 million over 1997 due mainly to increased finished goods related to marketing programs and global stock requirements.

As a percent of sales, selling, general and administrative (SG&A) expenses over the previous three years were 27.4 percent in 1998, 24 percent in 1997 and 23.1 percent in 1996. The higher percentage in fiscal year 1998 is directly related to sales decreasing at a higher rate than SG&A costs. The lower than normal SG&A costs in 1996 were partly related to the reversal of a deferred compensation accrual of $159,000. Additionally, in 1998 higher legal costs associated with the disclosed lawsuits (Refer to Note 8 of Notes to the Consolidated Financial Statements for further details on litigation) against the Company and some of its officers significantly increased SG&A costs. Included in 1998 SG&A costs were recruiting costs for restructuring and other non-recurring compensatory costs. These costs are not expected to recur in this magnitude in the future and management continues to look for ways to reduce SG&A costs.

The decrease in interest expense over the past year was due to debt reduction at the Belgium operation and lower overall interest rates. Due to the net losses on a consolidated basis, Bontex was unable to continue with its corporate wide plan of debt reduction begun in 1997. Additional borrowings were necessary to fund operations and complete capital projects. Bontex has implemented more control over capital spending for the next fiscal year with the budgeted amount being less than $900,000.

Short-term borrowings increased by $645,000 while accounts payable and accrued expenses decreased by $947,000 compared to 1997 levels. The decrease in accounts payable corresponds to the reductions in cash balances and accounts receivable. The weighted average interest rate on short-term borrowings during 1998 and 1997 was 7.5 and 7.9 percent, respectively. The Company has entered into interest rate swaps in the notional amount aggregating $2.3 million to fix interest rates and protect the Company's financial position from increases in interest rates related to our variable rate borrowings. Not all of our variable rate debt is covered by the interest rate swap agreements and is therefore exposed to the risk of rate increases. Financial instruments and market risk are discussed in more detail below under Market Risk and Sensitivity.

The consolidated effective income tax rate for the Company was 23.5 percent in 1998, 39.1 percent in 1997 and 23 percent in 1996. The lower effective tax rates in 1998 and 1996 were mainly due to operating losses. The higher effective rates in 1997 were due to higher taxable income particularly at the Company's European subsidiaries where income tax rates are higher. Management is confident that it is more likely than not that the Company will realize deferred tax assets by generating sufficient taxable income in the future. As discussed previously, cost reduction and control measures recently implemented by management, product development efforts, Bontex's strong market position and relatively stable raw materials prices provide a platform for future profitability, as well as effective tax planning. Refer to Note 5 of Notes to the Consolidated Financial Statements for further details regarding income taxes.


                       INTERNATIONAL SALES AND OPERATIONS

Bontex continues to export a predominant portion of its production to countries around the globe. Asia, where an estimated 70 percent of global shoe production occurs, is the largest market for Bontex products. Sales to Asia are generally denominated in US dollars which serves to limit the Company's exposure to foreign exchange risk in relation to these countries.

Over the previous three years, approximately one-third of the Company's consolidated sales were derived from customers in the Asian region. The overall strength of the U.S. dollar and the currency devaluations in Asia have resulted in additional pressure on earnings. Accordingly, the deteriorating situation in Asia has had a negative impact on the Company's operations. However, even though economic conditions in Asia have reduced our near-term growth expectations, management is confident that the market ultimately will rebound. As the US domestic market for footwear materials decreases, Bontex is pursuing non-footwear sales and additional export opportunities. In areas where Bontex has exposure to foreign currency risk, the Company attempts to manage these risks with its Risk Management Program (RMP) implemented in 1995. The general policy for the RMP is to match currency denominations of the Company's assets and liabilities.

The RMP has proven to be effective in reducing the Company's exposure to fluctuations in currency exchange rates in most cases, and, in some cases in pulp prices. However, some exposure remains and as such Bontex continues to have some gains and losses related to currency fluctuation. The Mexican peso and Canadian dollar are examples of currencies for which effective hedging is not available in a cost efficient manner and Bontex is currently forced to accept the risk of doing business in these and other such markets. The $141,000 increase in exchange losses during 1998 are mainly due to declines in value of the Mexican peso, Canadian dollar and the overall strength of the US dollar during that period. Bontex has made limited use of the Pulpex Pulp Futures Exchange to help reduce our exposure to changes in pulp prices.

On January 1, 1999, the EURO is expected to become the official currency of the European Economic and Monetary Union (EMU). The EURO will have a significant impact on the Company's operations, as approximately 30 percent of the Company's consolidated sales are to customers in the European Union. If the EURO becomes the official currency, the Company will have to implement a changeover plan to convert, among other things, pricing, financial reporting, banking facilities, financing, currency hedging and information systems. The Euro conversion may also affect market risk. Management cannot currently provide more definitive information concerning the implications of the EURO on the Company. There are many unresolved issues including, but not limited to; conversion rates, taxation, management reporting, accounting matters, that could materially adversely impact the Company's operations and earnings. Refer to Notes 1 and 7 of the Notes to the Consolidated Financial Statements for further details regarding currencies, market risks, and financial instruments as well as the section of this Management's Discussion and Analysis titled, Market Risk of Financial Instruments.


                         LIQUIDITY AND CAPITAL RESOURCES

The Company's liquidity and capital resources have decreased over the past year, due to the net loss and investments in facility improvements deemed necessary by management. Management believes that the Company's capital structure is sufficient to finance short and long-term operations and objectives. The Company may further alter its business strategy during fiscal year 1999 based on future revenues and margin trends. The Company's cash conversion efficiency, cash flows from operations divided by net sales, decreased from 6.03 percent in 1997 to less than one percent this year. Cash, which largely represents financing, hedging, and intercompany positions with respect to the Company's European operations, decreased by $856,000 to $517,000. The Company's current ratio has decreased from 1.06 in 1996 and 1.16 in 1997 to 1.05 this year.

Trade accounts receivable decreased $2.0 million to $11.6 million at June 30, 1998, as compared to last year due primarily to lower sales, improved aging, and foreign currency translation adjustments. Consistent with the Company's policies, the provision for bad debts was increased by $177,000 mainly due to the larger balance in the over 90-day category.

Net property, plant and equipment is higher this year by approximately $1 million due to strategic investments. Through targeted capital and other investments, Bontex's Belgium facility has developed into the most efficient and highest capacity operation of its type in the world. Bontex USA has invested in facility improvements that greatly enhances our reliability as a supplier to overseas markets. Both Bontex facilities have also invested heavily in state of the art environmental equipment to protect our environment and help ensure compliance with government mandates. Capital investments during 1998 primarily relate to non-recurring items in production and the environment. While these projects have put additional strain on our capital resources, they are expected to further establish Bontex as an industry leader in quality, efficiency, reliability and as a responsible corporate citizen. The Company continues to pursue efficiency and cost savings relative to the plans for the sale of the Newark, New Jersey facility. The Newark property is for sale with no firm offers as of this report date. Bontex anticipates completion of the Newark restructuring during calendar year 1999 and the Company does not expect material costs related to this restructuring.

The Company's secured debt facilities contain loan covenants, including certain minimum financial ratios and borrowing base requirements. As a result of the decrease in various financial ratios, $720,000 of the long-term debt was classified as current at June 30, 1998. As of June 30, 1998 the Company has received a waiver of the current loan ratio requirements and management is working with its bankers to revise the financial ratios based on Bontex's current financial position and plan. We expect the bank to work to resolve the noncompliance issue in a manner favorable to the Company. Refer to note 4 of the Notes to the Consolidated Financial Statements for further details regarding Long-term Debt and Financing Agreements.

Over the past two years Bontex has invested approximately $175,000 in modern information systems to improve data efficiency which should also resolve the Company's year 2000 data systems exposure. The year 2000 issue relates to computer programs using two digits rather than four to define the applicable year. Inability to process data properly due to this phenomenon may result in systems failures. The project is substantially complete with less than $25,000 remaining to be invested. The information system's work is expected to be complete, utilizing internal and external resources, by November 1998. Bontex is in the process of assessing the year 2000 readiness of its major customers and vendors. The review is substantially complete with no material risks identified. There can be no assurances that the date change from 1999 to 2000 will not materially affect the Company's operations and financial results.

                           MARKET RISK AND SENSITIVITY

As previously discussed, in the section entitled, International Sales and Operations, the Company is exposed to certain risks related to interest rates and commodity positions. Market risk is defined as the risk of loss arising from adverse changes in market rates and prices. The following disclosures provide certain forward-looking data concerning potential exposures to market risk. The Company has risk associated with its international operations, such as, foreign exchange risk, interest rate risk and commodity prices. For discussion on these risks and Bontex's associated Risk Management Program (RMP), refer to the preceding sections. In general, our policy is not to speculate on interest rates and commodities in markets but rather to fix our rates and prices at levels considered favorable.

There is no expected material foreign exchange risk for the Company's debt, as these amounts are denominated in the local operating currencies of the respective operations. Assets and liabilities are hedged through our RMP, and accordingly are not subject to material foreign exchange risk as well.

Fair value of financial instruments, other than trading (dollars in thousands):

                             Face Amount / Carrying Amount  Estimated Fair Value
                             -----------------------------  --------------------
       June 30, 1998:
       --------------
       Interest Rate Exposure:
       Long term debt                      $3,620                    $3,620
       Short term debt                     $8,664                    $8,664
       Interest rate swaps                 $2,343                    $  (48)

       Commodity Price Risk:
       Pulp futures                        $1,948                    $1,760

       June 30, 1997:
       --------------
       Interest Rate Exposure:
       Long term debt                      $3,339                    $3,339
       Short term debt                     $8,019                    $8,019
       Interest rate swaps                 $1,889                    $  (76)

The table below provides information about the Company's derivative financial instruments that are sensitive to changes in interest rates. For debt obligations, the table presents principle cash flows and related weighted average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected (contractual) maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under contract. Weighted average variable rates are based on implied forward rates in the yield curve at the reporting date.

Derivative financial instruments (held for other than trading purposes) at June 30, 1998. (dollars in thousands):


                                                                      Expected Maturity Date
                                                                      ----------------------
                                                                                                 There-                  Estimated
                                       1999       2000        2001        2002      2003         after          Total    Fair Value

      Liabilities
      Long-term debt
         Fixed Rate                   $1,364       $376        $376       $376      $376         $752          $3,620       $3,620
         Average interest rate          7.86%      6.11%       6.11%      6.11%     6.11%        6.11%           6.80%

      Interest Rate Derivative
      Interest Rate Swaps
         Fixed to Variable            $1,343     $1,000           -          -         -            -          $2,343         $(48)
         Average pay rate               6.55%      6.35%                                                         6.46%
         Average receive rate           3.67%      5.73%                                                         4.55%



The Company's interest rate swaps fix the rate of interest for $2,343 of $8,664 total variable rate debt. In the event of lowering BIBOR or LIBOR rates, the Company is exposed to higher fixed rates. The $6,321 variable rate debt not covered by the interest rate swap is subject to the risk of interest rate changes. The market risk sensitivity analysis above does not fully reflect the potential net market risk exposure, because other market risk exposures may exist in other transactions.


                        RECENT ACCOUNTING PRONOUNCEMENTS

Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," was issued in June 1998. This Statement addresses the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. The Statement will be effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. Future adoption of this Statement could have a material impact on the Company's consolidated financial position, or results of operations. The Company is currently in process of reviewing the impacts of this Statement. Refer to Notes 1 and 7 of Notes to the Consolidated Financial Statements for further details regarding SFAS No. 133.

SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," is effective for periods after December 15, 1997. Management does not believe this pronouncement will have a significant effect, if any, on the Company's financial statements.

Management believes that Statement of Position (SOP) No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," issued March 4, 1998, and SOP No. 98-5, "Reporting on the Costs of Start-up Activities," issued April 3, 1998 will not have a significant effect on the Company's consolidated financial statements.

                          BONTEX, INC. AND SUBSIDIARIES
    CONSOLIDATED STATEMENTS OF INCOME (LOSS) and COMPREHENSIVE INCOME (LOSS) and CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY






                    Years Ended June 30, 1998, 1997 and 1996
                      (In Thousands, Except Per Share Data)



Consolidated Statements of Income (Loss) and Comprehensive Income (Loss):


                                                                    1998             1997             1996

NET SALES                                                         $43,483           $50,333          $47,618
COST OF SALES                                                      31,080            34,241           36,736
                                                                  --------         --------           -------
  Gross Profit                                                     12,403            16,092           10,882

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES                       11,903            12,083           10,979
                                                                   -------           ------           --------

  Operating income (loss)                                             500             4,009             (97)
                                                                   --------          -------          --------

OTHER (INCOME) EXPENSES:
  Interest expense                                                  1,056             1,247            1,288
  Interest income                                                     (76)              (45)             (93)
  Foreign currency exchange (gain) loss                               115               (26)            (496)
  Other - net                                                         (12)              (13)             (14)
                                                                    --------       --------          --------
                                                                    1,083             1,163              685
                                                                    -------        --------          --------

INCOME (LOSS) BEFORE INCOME TAXES                                    (583)            2,846             (782)

INCOME TAXES                                                         (137)            1,113             (180)
                                                                   --------         --------         --------
NET INCOME (LOSS)                                                    (446)            1,733             (602)
                                                                    -------         --------         --------

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment                              (178)             (526)            (276)
                                                                    -------         --------         --------


COMPREHENSIVE INCOME (LOSS)                                       $  (624)          $ 1,207          $  (878)
                                                                    =======         ========         ========

NET INCOME (LOSS) PER SHARE                                       $  (.28)          $  1.10          $  (.38)
                                                                    ========        ========         ========


Consolidated Statements of Changes in Stockholders' Equity:
                                                                    1998             1997              1996

Stockholders' Equity, beginning balance                           $11,515           $10,308          $11,186

  Net income (loss)                                                  (446)            1,733             (602)
  Other comprehensive income (loss)
       Foreign currency translation adjustment                       (178)             (526)            (276)
                                                                   --------         --------         --------

Stockholders' Equity, ending balance                              $10,891           $11,515          $10,308
                                                                  ========          ========         ========



See accompanying notes to consolidated financial statements.

                          BONTEX, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS


                             June 30, 1998 and 1997
                 (In Thousands, Except Share and Per Share Data)



ASSETS                                                                      1998             1997
CURRENT ASSETS:
Cash                                                                    $    517          $ 1,373
   Trade accounts receivable, less allowance for doubtful
     accounts of $268 ($119 at 1997)                                      11,618           13,622
   Other receivables                                                         417              551
   Inventories                                                             6,436            5,276
   Deferred income taxes                                                     347              321
   Income taxes refundable                                                    56               76
   Other current assets                                                      338              131
                                                                         --------         --------
                                 Total current assets                     19,729           21,350
                                                                         --------         --------

PROPERTY, PLANT AND EQUIPMENT:
   Land and land improvements                                                369              347
   Building and building improvements                                      5,575            5,332
   Machinery, furniture and equipment                                     17,199           16,176
   Construction in progress                                                  781              808
                                                                         --------         --------
                                                                          23,924           22,663
    Less accumulated depreciation and amortization                        11,882           11,631
                                                                         --------         --------
    Net property, plant and equipment                                     12,042           11,032

Deferred income taxes                                                        187                -
Other assets                                                                 555              524
                                                                         --------         --------
                                Total assets                            $ 32,513         $ 32,906
                                                                         ========         ========


LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
   Short-term borrowings
                                                                        $  8,664         $  8,019
   Accounts payable                                                        7,133            7,521
   Accrued expenses                                                        1,520            2,079
   Income taxes payable                                                       41              139
   Long-term debt due currently                                            1,364              578
                                                                         -------           --------
                                 Total current liabilities                18,722           18,336

Long-term debt                                                             2,256            2,761
Deferred income taxes                                                         50              108
Other long-term liabilities                                                  594              186
                                                                         --------          --------
                                 Total liabilities                        21,622           21,391
                                                                         ========          ========

STOCKHOLDERS' EQUITY:
Preferred stock of no par value.  Authorized 10,000,000
   shares; none issued                                                         -                -
Common stock of $.10 par value.  Authorized 10,000,000
   shares; issued and outstanding 1,572,824 shares                           157              157
Additional capital                                                         1,551            1,551
Retained earnings                                                          8,898            9,344
Accumulated other comprehensive income                                       285              463
                                                                         --------          --------
                     Total stockholders' equity                           10,891           11,515
                                                                         --------          --------
                     Total liabilities and stockholders' equity          $32,513          $32,906
                                                                         ========         =========

See accompanying notes to consolidated financial statements.

                          BONTEX, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                    Years Ended June 30, 1998, 1997 and 1996
                                 (In Thousands)



                                                                          1998             1997            1996
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash received from customers                                             $44,499          $48,846         $50,552
Cash paid to suppliers and employees                                     (43,245)         (44,283)        (48,226)
Interest received                                                             76               45              98
Interest paid, net of amount capitalized                                  (1,063)          (1,220)         (1,330)
Income taxes paid, net of refunds                                           (210)            (351)             86
                                                                         --------         --------         --------
         Net cash provided by operating activities                            57            3,037           1,180
                                                                         --------         --------         --------

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales of property, plant and equipment                          15                -              75
Acquisition of property, plant and equipment                              (2,334)          (2,389)         (2,157)
                                                                         --------         --------         --------
         Net cash used in investing activities                            (2,319)          (2,389)         (2,082)
                                                                         --------         --------         --------

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase (decrease) in short-term borrowings, net                            888             (403)         (1,740)
Long-term debt incurred                                                    1,000            2,675             115
Principal payments on long-term debt                                        (594)          (2,023)           (694)
                                                                         --------         --------         --------
         Net cash provided by (used in)  financing activities              1,294              249          (2,319)
                                                                         --------         --------         --------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                      112             (239)           (443)
                                                                         --------         --------         --------
NET INCREASE (DECREASE) IN CASH                                             (856)             658          (3,664)

CASH AT BEGINNING OF YEAR                                                  1,373              715           4,379
                                                                         -------         --------         --------
CASH AT END OF YEAR                                                      $   517          $ 1,373         $   715
                                                                         =======         ========         ========

RECONCILIATION OF NET INCOME (LOSS) TO NET CASH
PROVIDED BY OPERATING ACTIVITIES:
     Net income (loss)                                                   $  (446)         $ 1,733         $  (602)
     Adjustments  to  reconcile  net  income  (loss)  to net
        cash  provided  by operating activities:
         Depreciation and amortization                                     1,272            1,189           1,100
         (Gain) loss on sale of property, plant and equipment                 (8)               1              13
         Provision for bad debts                                             252               75              66
         Deferred income taxes                                              (271)             844            (387)
         Change in assets and liabilities:
           (Increase) decrease in trade accounts and other receivables     1,495             (807)            660
           (Increase) decrease in inventories                             (1,290)            (261)          2,123
           (Increase) decrease in other assets                              (322)              16              22
           Increase (decrease) in accounts payable and accrued expenses     (856)             320          (2,121)
           Increase (decrease) in income taxes                               (77)             (78)            273
           Increase in other liabilities                                     308                5              33
                                                                         --------         --------        --------
       Net cash provided by operating activities                         $    57          $ 3,037         $ 1,180
                                                                         ========         ========        ========

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
     Construction in progress accrued in payables and other liabilities  $   122          $    49         $    76
                                                                         ========         ========        ========



See accompanying notes to consolidated financial statements.

                          BONTEX, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                          June 30, 1998, 1997 and 1996
                  (All amounts in thousands, except share data)


[1]               SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


Consolidation - The accounts of Bontex, Inc. and its wholly-owned subsidiaries, Bontex S.A., Belgium, Bontex Italia, S.r.l., Italy and Bontex de Mexico C.V., Mexico, and its majority-owned subsidiary, Bontex Hong Kong Limited, (the Company) are included in the consolidated financial statements after elimination of significant intercompany accounts and transactions. Bontex Hong Kong Limited's minority interest is not presented separately because it is not material to the Company's consolidated financial statements.

Foreign Currency Translation - The financial statements of the Company's subsidiaries outside the United States are measured using the local currency as the functional currency. Assets and liabilities of these foreign subsidiaries are translated into U.S. dollars at the rates of exchange as of the balance sheet date. The resulting translation adjustments are included in other comprehensive income as foreign currency translation adjustment and in accumulated other comprehensive income. Translation gains or losses for Bontex de Mexico C.V., a wholly-owned subsidiary located in a highly inflationary country, are not material, and as such, are included in other comprehensive income. Income and expense items are translated at weighted average monthly exchange rates in effect during the year. Gains and losses from foreign currency transactions are included in net income (loss).

Cash Equivalents - For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Inventories - Inventories are stated at the lower of cost or market. Cost of inventories maintained in North America is determined on the last-in, first-out
(LIFO) method and in Europe on the first-in, first-out (FIFO) and weighted average methods.

Property, Plant and Equipment - Property, plant and equipment are stated at cost. The Company capitalizes interest cost as a component of the cost of major construction in progress. During the previous three years, there was only one major construction project, and capitalized interest totaled $142 for the year ended June 30, 1996. There was no capitalized interest during 1998 and 1997.

Depreciation and Amortization - Depreciation is provided by the straight-line method over the estimated useful lives of the related assets. Estimated useful lives are 10 to 40 years for buildings and building improvements, and 3 to 25 years for machinery, furniture and equipment.

Other Assets - Other assets consist principally of cash surrender value of life insurance, trademarks and various deposits. Trademark costs are amortized on a straight-line basis over five years.

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

Comprehensive Income - In June 1997, the Financial Accounting Standards Board
(FASB) issued Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income". This statement establishes standards for the reporting and display of comprehensive income and its components in the financial statements. In accordance with the provisions of this statement, the Company has included a Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) in the accompanying consolidated financial statements. Comprehensive income (loss) for the years ended June 30, 1997 and 1996, have been presented for comparative purposes.

Earnings Per Share - In February 1997, the FASB issued SFAS No. 128, "Earnings Per Share." SFAS No. 128 establishes new standards for computing and presenting earnings per share ("EPS") and requires restatement of prior years' EPS data previously presented. Adoption of SFAS No. 128 by the Company did not have any effect on current or prior years' EPS data since there are no potential dilutive common shares. Net income (loss) per share has been computed on the basis of the weighted average number of common shares outstanding during each year (1,572,824 shares).

Derivative Instruments and Hedging Activities - The Company enters into interest rate swap transactions to manage its interest rate exposure. Income or expense arising from these transactions is accounted for as an adjustment to interest expense over the term of the agreements. On a limited basis, the Company manages its exposure to pulp price changes with pulp futures. In accordance with hedge accounting, gains or losses are recorded as a component of the underlying inventory purchase, since these contracts effectively meet the risk reduction and correlation criteria. Gains or losses on hedges that are terminated prior to the execution of the inventory purchase are recorded in inventory until the inventory is sold. Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," was issued in June 1998. This Statement addresses the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. The Statement will be effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. Future adoption of this Statement could have a material impact on the Company's consolidated financial position or results of operations. The Company is currently in process of reviewing the impacts of this Statement.

Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of - The Company reviews its long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or estimated fair value less costs to sell.

Income Taxes - Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

[2]                            INVENTORIES


Cost of inventories of approximately $2,893 in 1998, and $2,517 in 1997, is determined by the last-in, first-out method (LIFO). Replacement cost for LIFO inventories approximated $3,142 in 1998 and $2,862 in 1997. Inventories of approximately $3,543 in 1998, and $2,759 in 1997, are determined by the first-in, first-out (FIFO) and weighted average bases.

Inventories are summarized as follows:

                                                          1998             1997
Finished goods                                          $ 3,782         $ 2,908
Raw materials                                             2,117           2,067
Supplies                                                    786             646
                                                        ---------       --------
Inventories at FIFO and weighted average cost             6,685           5,621
LIFO reserves                                               249             345
                                                         --------       --------
                                                        $ 6,436         $ 5,276
                                                        =========       ========

During 1998, 1997 and 1996, LIFO layers were reduced resulting in charging lower inventory costs to cost of sales of $55, $37 and $91, respectively.



                            BUSINESS SEGMENT INFORMATION
[3]                         AND INTERNATIONAL OPERATIONS

Bontex, Inc. and all majority-owned subsidiaries are predominantly engaged in the manufacturing and distribution of uncoated and coated BONTEX elastomeric fiberboard products. The Company operates manufacturing facilities at Bontex USA in North America and Bontex S.A. in Belgium. BONTEX products are primarily used as an insole material in footwear, as well as visorboard in headwear, stiffener and laminating base for luggage, leathergoods and allied industries globally.

During 1998, 1997 and 1996, approximately one third of the Company's consolidated net sales were in European countries and the largest portion of European sales were in Italy. During 1998, 1997 and 1996, approximately one third of the Company's consolidated net sales were in Asian countries and less than a majority of those sales were in Taiwan. The recent deteriorating financial situation in Asia has had a negative impact on the Company's operations. Domestic consolidated net sales accounted for less than one fifth of total consolidated net sales during 1998, 1997 and 1996. No single customer accounted for 10 percent or more of the Company's consolidated net sales for 1998, 1997 and 1996.

Information related to the North American and European operations follows:



                                                               North American       European
                                                                 Operations        Operations     Eliminations       Consolidated

         1998:
            Total assets                                         $16,550             $17,961       $ (1,998)              $32,513
            Net income (loss)                                       (789)                343             -                   (446)
            Operating income (loss)                               (1,524)              2,024             -                    500
            Net sales                                             18,382              25,560           (459)               43,483
            Interest expense                                         286                 770             -                  1,056
            Deprecation and amortization                             763                 509             -                  1,272
            Income tax expense (benefit)                            (444)                307             -                   (137)
            Total expenditures for additions to property,
                plant and equipment                                1,175               1,159             -                  2,334
         1997:
            Total assets                                         $15,551             $19,801       $ (2,446)              $32,906
            Net income                                               784                 949             -                  1,733
            Operating income                                         707               3,302             -                  4,009
            Net sales                                             21,141              29,709           (517)               50,333
            Interest expense                                         328                 919             -                  1,247
            Deprecation and amortization                             736                 453             -                  1,189
            Income tax expense                                       315                 798             -                  1,113
            Total expenditures for additions to property,
                plant and equipment                                  956               1,433             -                  2,389

         1996:
            Total assets                                         $15,110             $20,412       $ (2,341)              $33,181
            Net loss                                                 (60)               (531)           (11)                 (602)
            Operating income (loss)                                 (622)                527             (2)                  (97)
            Net sales                                             18,486              29,507           (375)               47,618
            Interest expense                                         144               1,144             -                  1,288
            Deprecation and amortization                             596                 504             -                  1,100
            Income tax benefit                                      (126)                 19            (73)                 (180)
            Total expenditures for additions to property,
                plant and equipment                                1,654                 503              -                 2,157



Retained earnings of foreign operations not available for distribution amounted to approximately $763 and $846 at June 30, 1998 and 1997, respectively.

SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," is effective for periods after December 15, 1997. Management does not believe this pronouncement will have a significant effect, if any, on the Company's financial statements.

[4]                  LONG-TERM DEBT AND FINANCING AGREEMENTS


The following long-term debt was outstanding as of June 30, 1998 and 1997:


                                                                                           1998                 1997

     8.50% loan payable to a bank in the United States in quarterly installments of $80 through July 2001; collateralized by accounts receivable,  inventory and other noncurrent assets in the U.S. and
     subject to various loan covenants                                                      $1,040               $1,360

     7.72% loan payable to an agency of the Belgian government in annual installments beginning May 15, 1992, subsequently rescheduled to quarterly installments through June 2005. Twenty-eight quarterly
     installments of $9 are outstanding at June 30, 1998                                       263                  311

     7.72% loan payable to an agency of the Belgian government in annual installments beginning September 1995, subsequently rescheduled to quarterly installments through June 2005. Twenty-eight quarterly installments of $17 are
     outstanding at June 30, 1998                                                              470                  556

     5.20%, previously 6.15%, loan payable to an agency of the Belgian government in quarterly, previously annual, installments beginning
     September 1997 to June 2005. Twenty-eight quarterly installments of $34 are outstanding
     at June 30, 1998                                                                          940                1,112

     5.50% loan payable to an agency of the Belgian government in quarterly installments, beginning September 1997 to June 2005. Twenty-eight quarterly
     installments of $8 are outstanding at June 30, 1998                                       235                    -

     5.85% loan payable to an agency of the Belgian government in twenty-five quarterly installments of $26
     beginning March 1999 to June 2005                                                         672                    -
                                                                                            -------              --------
                                                                                             3,620                3,339

Less long-term debt due currently                                                            1,364                  578
                                                                                            --------             --------
     Long-term debt                                                                         $2,256               $2,761
                                                                                            ========             ========

The principal payments of long-term debt are as follows:


                 1999                                                                       $1,364
                 2000                                                                          376
                 2001                                                                          376
                 2002                                                                          376
                 2003                                                                          376
                 Thereafter                                                                    752
                                                                                            --------
                 Total                                                                      $3,620
                                                                                            ========

The loans payable to an agency of the Belgian government are collateralized with a mortgage on Bontex S.A.'s buildings and the right to request a second mortgage on the buildings.

     European operations have short-term credit facilities totaling approximately $8,776 and $7,976 at June 30, 1998 and 1997 respectively. As of June 30, borrowings under these facilities were as follows:

                                                         1998         1997
Short-term bank loans with various interest
   rates between 3.05% and 9.20%                        $6,084        $6,588
Overdrafts                                                  66           233
                                                        --------      --------
                                                        $6,150        $6,821
                                                        ========      ========

Four banks in Belgium share a security interest in most of the assets of Bontex S.A. for 43 percent of the credit facilities granted, and the right to request additional security interest of another 43 percent of the credit facilities granted. As of June 30, 1998 and 1997, one of the banks under these facilities had the right to request a security interest up to $1,075.

Bontex USA has lines of credit arrangements with three banks whereby Bontex USA may borrow up to $2,750 secured and $450 unsecured at the one month London Inter Bank Offered Rate (LIBOR) plus 2.0 percent and 1.75 percent, respectively (7.69 percent and 7.44 percent, respectively, at June 30, 1998). At June 30, 1998 and 1997, Bontex USA had borrowings of $2,514 and $1,198, respectively, outstanding under these lines of credit. The secured line of credit is collateralized by the same security as the long-term debt discussed below.

Consolidated weighted average interest rates on short-term borrowings at June 30, 1998 and 1997 are 7.5 and 7.9 percent, respectively.

During 1998 and 1997, Bontex USA was subject to various loan covenants under its secured debt agreement and has pledged certain current and noncurrent assets as collateral. Bontex USA was in compliance with the applicable covenants at June 30, 1997, including the maintenance of certain minimum financial ratios and borrowing base requirements. As a result of the decrease in various financial ratios relating to $720 of long-term debt at June 30, 1998, Bontex USA obtained a wavier from such requirements. There is no assurance Bontex USA will be able to obtain future waivers from such requirements, and accordingly, $720 of the long-term debt has been classified as current. In August 1996, Bontex USA refinanced its previous long-term debt with its current secured debt agreement resulting in a $38 write-off of deferred financing costs related to the early extinguishment of debt which were recognized during fiscal 1997.


[5]                               INCOME TAXES

The U.S. and foreign components of the provision (benefit) for income taxes are presented as follows:


                                Current         Deferred            Total
        1998:
           Federal            $    (72)        $   (334)         $  (406)
           State                   (18)             (41)             (59)
           Foreign                 224              104              328
                              --------         ---------         --------

                              $    134         $   (271)         $  (137)
                              ========         =========         =======-

        1997:
           Federal            $     41         $    246          $   287
           State                    (1)              29               28
           Foreign                 229              569              798
                              --------         ---------         --------

                              $    269         $    844          $ 1,113
                              ========         =========         ========

        1996:
           Federal            $    (91)        $    (49)         $  (140)
           State                     -               (5)              (5)
           Foreign                 298             (333)             (35)
                              --------         ---------         --------

                              $    207         $   (387)         $  (180)
                              ========         =========         ========

The provision (benefit) for income taxes differs from the expected tax expense (benefit), computed by applying the U.S. Federal corporate rate to income or loss before income taxes, as follows:




                                                          1998          1997           1996

        Federal income tax at statutory rate           $ (198)        $   968         $  (265)
        Increase (reduction) in income taxes
           resulting from:
             Foreign Sales Corporation                      -             (96)              -
             Foreign income at other than
                U.S. rates                                 33             116              64
             State and local taxes, net of federal
                income tax benefit                        (27)             18              (3)
             Other differences, net                        55             107              24
                                                        ---------     ---------        ---------

                Provision (benefit) for income taxes   $ (137)        $ 1,113         $  (180)
                                                       =========      =========        ==========

        Effective income tax rate                         (23)%            39%            (23)%
                                                       =========      =========        ==========

        U.S. Federal statutory income tax rate             34%             34%             34%
                                                       =========      =========        ==========


The components of deferred tax assets and liabilities at June 30, 1998 and 1997 are presented below:



                                                                           1998          1997
        Deferred tax assets:
           Accounts receivable, principally due to allowance
              for doubtful accounts                                       $   20       $   22
           Inventories, principally due to additional costs
              capitalized for tax purposes                                   127          101
           Other assets, due to difference in amortization of
              trademarks                                                     151          136
           Accrued pension and retirement benefits                           158          144
           Net operating loss carryforwards                                  713          277
           Alternative minimum tax credit carryforwards                       36           88
           Other                                                             129          159
                                                                          ------      --------
                      Total gross deferred tax assets                      1,334          927
                                                                          ------      --------
        Deferred tax liabilities:
           Plant and equipment, principally due to differences
              in depreciation and capital gain recognition                $ (823)      $ (690)
           Other                                                             (27)         (24)
                                                                          ------      --------

                      Total gross deferred tax liabilities                  (850)        (714)
                                                                          ------      --------

                      Net deferred tax assets                             $  484       $  213
                                                                          ======      ========

The U.S. and foreign components of the net deferred tax asset at June 30, 1998 and 1997 are presented below:


                                      Current        Noncurrent     Total
       1998:
            U.S. Operations            $  270         $  187       $  457
            European Operations            77            (50)          27
                                       -------        -------      -------
                                       $  347         $  137       $  484
                                       =======        =======      =======

       1997:
            U.S. Operations            $  136         $  (54)      $   82
            European Operations           185            (54)         131
                                       -------        -------      -------
                                       $  321         $ (108)      $  213
                                       =======        =======      =======


At June 30, 1998, in addition to the alternative minimum tax credit carryforward of $36 at Bontex USA, the Company had approximately $1,960 at Bontex USA in net operating loss carryforwards to offset future taxable income, of which $258, $361 and $1,341 at Bontex USA expire in 2010, 2011 and 2013, respectively.

Deferred tax assets at June 30, 1998 include $749 related to the alternative minimum tax credit and net operating loss carryforwards at Bontex USA. The Company will need to generate future taxable income of $2,066 at Bontex USA during the tax carryforward periods to realize the alternative minimum tax credit and net operating loss carryforwards.

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

At June 30, 1998, the Company has not recognized a deferred tax liability of $107 for the cumulative amount of undistributed income of its foreign subsidiaries, because there are no plans to pay dividends in the foreseeable future. As of June 30, 1998, undistributed income of the foreign subsidiaries was approximately $2,143, of which approximately $763 is not available for distribution.

[6]                       RETIREMENT AND COMPENSATION PLANS


The Company has pension plans covering substantially all full-time domestic employees and certain foreign employees. The benefits from the Company's domestic defined benefit plan are based upon years of service and the employee's average earnings for the five highest consecutive years of compensation during the ten years immediately preceding retirement. The Company's funding policy is to contribute amounts to the plan sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, and any such additional amounts as theCompany may determine to be appropriate from time to time. Annual provisions for accrued pension costs are based on independent actuarial valuations.

In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." This Statement standardizes the disclosure requirements for pensions and other postretirement benefits, requires additional information on changes in benefit obligations and fair values of assets and eliminates certain existing disclosure requirements. The Company adopted the provisions of SFAS No. 132 in the current fiscal year.

The Plan's change in benefit obligation, change in plan assets, funded status and amounts recognized in the Company's consolidated financial statements at June 30 for its United States pension plan are as follows:



                                                                     1998                   1997

Actuarial present value of benefit obligations:
    Accumulated benefit obligation, including
          vested benefits (1998, $4,404 and 1997, $4,225)        $  4,493                $   4,235
                                                                 ========                ========

Change in Benefit Obligation:
Benefit obligation at beginning of year                          $  5,242                $   5,218
Service cost                                                           16                       44
Interest cost                                                         397                      370
Plan participants' contributions                                       71                       46
Actuarial gain                                                        103                     (221)
Benefits paid                                                        (247)                    (215)
                                                                 ---------               ---------
Benefit obligation at end of year                                $  5,582                $   5,242
                                                                 =========               =========

Change in Plan Assets:
Fair value of plan assets at beginning of  year                  $  4,868                $   4,346
Actual return on plan assets                                          766                      574
Employer contribution                                                  95                      117
Plan participants' contributions                                       71                       46
Benefits paid                                                        (247)                    (215)
                                                                 ---------               ---------
Fair value of plan assets at end of year                         $  5,553                $   4,868
                                                                 =========               ==========

Funded status                                                    $    (29)               $    (374)
Unrecognized net actuarial loss                                      (392)                     (68)
Unrecognized prior service cost                                       147                      162
Unrecognized transition obligation                                    (98)                    (115)
                                                                 ---------               ----------
Accrued benefit costs                                            $   (372)               $    (395)
                                                                 =========               =========



The Company's net periodic benefit costs for the years ended June 30, 1998, 1997 and 1996 include the following components:

                                           1998          1997          1996

Service cost                            $   182       $   175       $ 200
Interest cost                               397           370         366
Actual return on plan assets               (766)         (574)       (366)
Employee contributions                      (71)          (46)        (41)
Net amortization and deferral               330           190           2
                                         ------        -------      -------
Net periodic benefit cost               $    72       $   115       $ 161
                                         ======        =======      =======

The weighted average discount rate used in determining the actuarial present value of the projected benefit obligations was 7.75 percent for 1998, 1997 and 1996. The rate of increase for future compensation levels used in determining the obligation was 5.0 percent for 1998 and 1997 and 4.5 percent for 1996. The expected long-term rate of return on plan assets in 1998, 1997 and 1996 was 9.0 percent.

Pension assets are held under a group annuity contract with an insurance company. Certain amounts are commingled with the general assets of the insurance company and the remainder is invested in separate accounts, which include domestic equity, domestic government, corporate and private placement bonds and domestic real estate equity, of the insurance company, at fair value.

The pension expense relating to the foreign subsidiary's insured pension and disability plan amounted to $ 45 , $69, and $86 in 1998, 1997 and 1996, respectively. Benefits are based on years of service and the average of the last five years annual earnings.

The Company provides a tax deferred compensation benefit plan for certain executives. The plan allows the employee to defer up to four percent of his compensation with a Company match of up to one percent of compensation. The Company's contribution funds life insurance policies on each executive, with the Company as owner and beneficiary. The Company's expense for the plan in 1998 and 1997 was $6 and $3, respectively.

The Company provides certain supplemental retirement benefits to the President of the Company. Expenses related to these benefits were approximately $112 in 1998, $146 in 1997 and $143 in 1996. The agreement contains a change in control provision that would accelerate the payment of these benefits. The maximum liability under this agreement, in such event, would be approximately $226.

On October 3, 1994, the Board of Directors adopted a deferred compensation agreement with Hugo N. Surmonte, Chairman of the Board of Directors. The deferred compensation agreement required the Company to pay Mr. Surmonte $150 per year, after his retirement from the Company and during his lifetime, and if Mr. Surmonte's death preceded his spouse's death, that such amounts shall be paid to his spouse for the remainder of her life. On October 5, 1994, Mr. Surmonte retired from the Company. On October 10, 1994, Mr. Surmonte died and per the agreement his widow, Marie G. Surmonte, received the benefit until her death on June 2, 1996. During fiscal year 1996, the Company paid $138 to Mrs. Surmonte, and reversed the remaining balance of $159 for this accrued liability in fiscal 1997.


[7]                           FINANCIAL INSTRUMENTS

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

The Company uses derivative instruments for the purpose of hedging commodity and interest rate exposures. As a policy, the Company does not engage in speculative transactions, nor does the Company hold or issue financial instruments for trading purposes.

Interest Rate Swaps - The Company has two outstanding interest rate swap agreements with banks having an aggregate notional amount of $2,343, of which $1,343 and $1,000 will terminate on June 15, 1999 and January 20, 2000, respectively. These swap agreements provide for the payment of interest based on fixed rates ranging from 6.35 percent to 6.55 percent, and remain unchanged over the term of the agreements. The floating rates of the debt agreements are based on the Brussels Inter Bank Offering Rate (BIBOR) or the London Inter Bank Offered Rate (LIBOR) and are reset every 90 days based on market conditions. The nature of the swap agreements changes certain variable rate debt to fixed rate debt. Interest rate differentials paid or received under these swaps are recognized over the terms of the contracts as adjustments are made to the effective yield of the underlying debt. An interest premium of $41 , $67, and $34 was paid during 1998, 1997, and 1996, respectively. The Company may be exposed to credit loss in the event of nonperformance by the other party to the interest rate swap agreement. However, the Company does not anticipate such nonperformance.

The contract or notional amounts and estimated fair value of the Company's interest rate swaps at June 30, 1998 and 1997 are as follows:



                                          1998                                     1997
                       Contract or Notional    Estimated        Contract or Notional     Estimated
                              Amount           Fair Value             Amount             Fair Value
Interest rate swaps           $2,343            $  (48)               $1,889               $ (76)



The Company's interest rate swaps fix the rate of interest for $2,343 of $8,664 total variable rate debt. In the event of lowering BIBOR or LIBOR rates, the Company is exposed to higher fixed rates. The $6,321 variable rate debt not covered by the interest rate swaps is subject to market risk of rate changes.

Commodities - During the first quarter of fiscal year 1998, the Company began on a limited basis to manage its exposure to pulp price changes with pulp futures. In accordance with hedge accounting, gains or losses are recorded as a component of the underlying purchase, since these contracts effectively meet the risk reduction and correlation criteria. Gains or losses on hedges that are terminated prior to the execution of the inventory purchase are recorded in inventory until the inventory is sold. The following table provides certain information regarding the Company's pulp inventory and futures contracts that are sensitive to changes in pulp prices. For inventory, the table presents the carrying amount and fair value at June 30, 1998. For future contracts, all of which mature within the next year, the table presents the notional amounts and fair value at June 30, 1998.

Balance sheet commodity pulp position and related derivatives held for other than trading at June 30, 1998 and expire within the next twelve months:

                                Carrying Amount      Estimated Fair Value
       Pulp Inventory               $1,444                $1,444

       Related Derivatives      Expected Maturity    Estimated Fair Value
         Pulp Futures               $1,948                $1,760

Fair Value of Financial Instruments - The following assumptions were used by the Company to estimate the fair value of its financial instruments: The carrying amounts reported in the balance sheet for cash, cash equivalents, trade accounts receivable, other receivables, short-term borrowings, accounts payable and accrued expenses approximate fair value because of the short maturity of these instruments. The fair value of long-term debt is estimated using discounted cash flows based on the Company's incremental borrowing rates, and approximate the carrying amount in the balance sheets. Unrealized gains or losses on the fair value of commodity futures and interest rate swap agreements are estimated based on current interest and pulp exchange rates.


[8]                       COMMITMENTS AND CONTINGENCIES

Regulatory and Environmental Matters - As with other related manufacturers, the Company is subject to regulations by various federal, state, foreign and local agencies concerning compliance with environmental control statutes. These regulations impose limitations on the use of chemicals in manufacturing processes and discharge of effluent and emissions into the environment, and establish standards for solid and hazardous waste disposal, treatment, and storage, as well as require the Company to obtain and operate in compliance with the conditions of environmental permit. The Company believes that it is in substantial compliance with such existing domestic and foreign environmental statues and regulations. Failure to comply with applicable environmental control standards could result in interruption of operations or could require additional expenditures at these facilities.

In recent years various agencies have increased their screening and testing the effects of chemicals or mixtures, including those that occur naturally. The Company's product formulations, in some instances, may include compounds that are or will be subject to these tests. The Company continually devotes significant resources to improve product formulation for, among other things, comfort, health, cost, quality and other performance features.

The Company has made and intends to continue to make capital investments, operating expenditures, and production adjustments in connection with compliance with environmental laws and regulations. Since the Company is essentially comprised of two fiberboard plants, Bontex USA and Bontex S.A., water quality discharge remains the primary environmental concern. Both plants are operating new waste water treatment facilities, which the Company believes to be operating within compliance of applicable environmental requirements.

Bontex USA is also impacted by regulations concerning air emissions relating to the operation of certain coating and converting equipment. The Company entered into a Consent Order with the Virginia Department of Environmental Quality pursuant to which the Company committed to take appropriate corrective action with respect to air quality emissions and to achieve compliance by December 31, 1997. The air emission control equipment has been installed at a cost of approximately $456, and appears to be operating within compliance of applicable environmental requirements.

The actual costs of future environmental compliance may differ from projected costs due to, among other things, continued emergence of newer environmental laws and regulations and improving efficiencies in environmental control or process technology developments.

Litigation - On March 17, 1998, a complaint was filed in the Superior Court of New Jersey by Patricia Tischio, a director of Bontex, Inc., against the Company, James C. Kostelni, the President and Chief Executive Officer of the Company, and Mr. Kostelni's spouse. Both Mrs. Tischio and Mrs. Kostelni are daughters of the Company's founder and serve as co-executors and co-trustees of, and are designated beneficiaries under, an estate and certain trusts which, in the aggregate, beneficially own approximately 43 percent of the Company's outstanding common stock.

Mrs. Tischio's complaint sets out various counts relating to the defendants' alleged breach of and interference with an alleged contract relating to Mr. Tischio's employment with the Company and seeks unspecified damage, declaratory and other relief. Management believes that Mrs. Tischio's claims are without merit and the Company intends to vigorously defend the lawsuit.

Mrs. Tischio also has notified the Company's Board of Directors that she expects to take part in separate litigation in the near future to enforce her separate rights as a Company shareholder. Mrs. Tischio has complained to the Board of Directors of mismanagement and misconduct on the part of Mr. Kostelni and certain other Company officers and directors. In response to these allegations, the Company formed a special committee of independent directors, which engaged independent counsel, to investigate Mrs. Tischio's allegations. Following its investigation, the special committee issued a written report to the Board finding Mrs. Tischio's allegations to be materially unfounded.

During 1998, the Company spent approximately $247 for legal fees in conjunction with the above matters.

In the normal course of business, the Company is subject to proceedings, lawsuits and other claims which are subject to many uncertainties, for which their outcomes are not predictable with assurance. There are no legal proceedings, lawsuits or other claims pending against or involving the Company which, in the opinion of management, will have a material adverse impact upon the consolidated results of operations or financial condition of the Company.

Purchase Commitments - In connection with purchasing certain commodities (pulps and latex) for future manufacturing requirements, the Company enters into a number of purchase commitments, as deemed appropriate, to manage the effects of market price fluctuations and to secure adequate raw material supplies. These purchase commitments have limited terms and the Company expects future sales will be sufficient to meet these requirements. Refer to Note 7 of the Notes to Consolidated Financial Statements for further details regarding commodities.

Year 2000 Issue - The Year 2000 Issue relates to computer programs using two digits rather than four to define the applicable year. Date-sensitive software using a date "00" may recognize the year as 1900 rather than the year 2000, which may result in system failure or miscalculations causing disruptions of operations, including, among other things, temporary inability to process transactions, send invoices, or engage in similar normal business.

The Company believes that there are no material, adverse implications to the operations of the Company concerning the Year 2000 Issue. However, as part of the Company's planned capital projects, the Company is in the process of upgrading its computer system and software. The conversion to the new computer system will properly utilize dates beyond December 31, 1999. The total cost of the project, which will be capitalized, is estimated to approximate $200 and the Company plans to have the computer project completed before December 31, 1999.

The cost of the project and the date on which the Company plans to complete the system upgrade is based on management's best estimates. However, there can be no guarantee that these estimates will be achieved and actual results could differ significantly from those plans. Specific factors which could contribute to such material differences include, but are not limited to, ultimate circumstances. Furthermore, the Company may be vulnerable to those third parties' failure to remediate their own Year 2000 Issue. The Company has initiated communication with significant suppliers and large customers to address the Year 2000 Issue. There can be no guarantee that the systems of other companies on which the Company's systems rely will be timely converted or that a failure to convert by a supplier, customer or other third party, or a conversion that is incompatible with the Company's systems, would not have a material adverse effect on the Company and its operations.

EURO Currency Conversion - On January 1, 1999, the EURO is expected to become the official currency of the Economic and Monetary Union (EMU). Accordingly, the EURO will have a significant affect on the Company's operations, as approximately 30 percent of the Company's consolidated sales are to customers located in the Europe Union. Additionally, a large portion of the Company's manufacturing and marketing operations are based in Belgium and Italy. If the EURO becomes the official currency, the Company will have to implement a changeover plan to convert, among other things, pricing, financial reporting, banking facilities, financing, currency hedging, and information systems.

Management cannot currently provide more definitive information concerning the implications of the EURO on the Company, as there remain a number of unresolved issues, including conversion rates, dual pricing, taxation, management reporting, accounting matters, and other such issues.

Leases - Rental expenses for all operating leases amounted to $127, $116 and $161 in 1998, 1997 and 1996, respectively. The Company anticipates future rental expenses for operating leases to approximate $130 each year for the next five years.



                          INDEPENDENT AUDITORS' REPORT

[KPMG PEAT MARWICK LLP LOGO]
10 S. Jefferson Street, Suite 1710
Roanoke, VA 24011-1331





Independent Auditors' Report

The Board of Directors and Stockholders of Bontex, Inc.:

We have audited the accompanying consolidated balance sheets of Bontex, Inc. and subsidiaries as of June 30, 1998 and 1997, and the related consolidated statements of income (loss) and comprehensive income (loss), changes in stockholders' equity, and cash flows for each of the years in the three-year period ended June 30, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bontex, Inc. and subsidiaries as of June 30, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1998, in conformity with generally accepted accounting principles.


                                                        s/KPMG Peat Marwick LLP
                                                          KPMG Peat Marwick LLP

August 14, 1998


--------------------------------
DIRECTORS, EXECUTIVES & OFFICERS
--------------------------------
James C. Kostelni   +   Chairman of the Board, President, Chief Executive Officer,
                            Director

William J. Binnie   +*  Director

Michael J. Breton       Corporate Director of International Operations,
                            Director

William B. D'Surney     Director

David A. Dugan          Controller and Assistant Corporate Secretary

Charles W. J. Kostelni  Corporate Controller and Corporate Secretary

                               -------------------

Jeffrey C. Kostelni     Treasurer and Chief Financial Officer,
                             Director

Frank B. Mayorshi   +*  Director

Larry E. Morris         Technical Sales Director,
                             Director

Dr. Joseph F. Raffetto  Director

Patricia S. Tischio     Director

Robert J. Weeks     +*  Director

                                      + Member of Executive Committee
                                      * Member of Audit Committee

                                   -------
                                   COUNSEL
                                   -------


                       Woods, Rogers & Hazlegrove, P.L.C.    Roanoke, Virginia
                               Attorneys at Law

                              --------------------
                              INDEPENDENT AUDITORS
                              --------------------

                               KPMG Peat Marwick LLP         Roanoke, Virginia
                           Certified Public Accountants

                                 ---------------
                                 TRANSFER AGENT
                                 ---------------

                          Registrar & Transfer Company    Cranford, New Jersey


LOCATIONS                                              SHAREHOLDERS' INFORMATION
---------                                              -------------------------

Global Headquarters and U. S. Manufacturing              Annual Meeting
  Bontex, Inc.                                             10:30 a.m. October 22, 1998
  One Bontex Drive                                         Best Western Inn at Hunt Ridge
  Buena Vista, Virginia 24416-1500                         Willow Springs Drive
  800-733-4234                                             Lexington, Virginia 24450
  E-mail:  bontex@bontex.com
  http://www.bontex.com                                  Independent Auditors
                                                           KPMG Peat Marwick LLP
European Headquarters and Manufacturing                    10 S. Jefferson Street, Suite 1710
  Bontex S. A.                                             Roanoke, Virginia 24011-1331
  Rue Slar
  4801 Stembert, Belgium                                 Registrar and Transfer Agent
  E-mail:  bontexsa@mail.att.net                           Registrar and Transfer Company
                                                           10 Commerce Drive
Sales and Distribution Centers                             Post Office Box 1010
  Bontex Italia s.r.l.                                     Cranford, New Jersey 07106
  Via Francia
  37069 Villafranca (Verona)                             Form 10-K
  Italy                                                    A copy of the  Company's  10-K filed with the
                                                           Securities  and Exchange Commission is
  Bontex De Mexico, S. A. De C. V.                         available without charge to any shareholder.
  Boulevard Mariano Excobedo #801                          Requests should be sent to the attention of:
  Colonia Andrade, C. P. 37370
  Leon, Guanajuato                                         Corporate Controller
  Mexico                                                   Bontex, Inc.
                                                           One Bontex Drive
  Bontex Hong Kong                                         Buena Vista, Virginia 24416-1500
  Flat B3, 12/F, Paterson Bldg.
  7 Great George Street
  Causeway Bay, Hong Kong

International Liaison Offices
  Bontex Australia
  20 Munro Street
  Macleod VIC 3085
  Australia                                         ----------------------------------------------------
                                                    [BONTEX LOGO]
  Bontex Korea
  Rm. 601, Songnam Bldg.                             Bontex is a registered trademark of Bontex, Inc.
  76-1, 4Ga, Chung Angdong
  Chung-Gu, Busan, 600-014, Korea                    Bontex, Inc., is an equal opportunity employer

  Bontex Taiwan                                      ---------------------------------------------------
  8FL.,  No. 52, Sec. 2
  Chung Shan N. Rd.
  Taipei, Taiwan

North American Warehouse Facilities
  St. Louis, Missouri
  Cambridge, Ontario, Canada
  Montreal, Quebec, Canada

(Bontex Logo) BONTEX (R)
One Bontex Drive, Buena Vista, VA  24416-1500
Telephone:  540-261-2181     Fax:  540-261-3784
E-Mail:  bontex@bontex.com    http://www.bontex.com

Manufactured: Bontex (R) Buena Vista, VA Bontex (R) S.A., Stembert, Belgium Distributed and Converted by: Bontex (R) Italia S.R.L., Villafranca, Verona, Italy. Bontex (R) de MEXICO, Leon, Mexico Bontex (R) Hong Kong

Accepted
[Logo]
American
Podiatric
Medical
Association

QA
BS EN 150 9001
Registered
Company
------
SATRA
------
Certificate No. 0995003
Standard Issue
1994

National
Accreditation
of Certification
Bodies
Registration No. 56

SATRA
Footwear
Technology Centre