Form 10-K, Exhibit 13
period 1999-06-30
BONTEX INC
filed 1999-09-28
CIK 41052

CONTENTS

                                   BONTEX LOGO
                         Consolidated 1999 Annual Report

 "With over 50 years of experience, Bontex is a global leader in the industries we serve. Almost all the branded footwear in the world use Bontex, and during 1999 Bontex introduced more new products than in any prior year."

2       Mission Statement, Corporate and  5      Management's Discussion and
        Product Profile                          Analysis

3       Message to Stockholders           11     Financial Statements and Notes

4       Financial Highlights              26     Independent Auditors' Report



                              CORPORATE HIGHLIGHTS

1946    Bontex was originally established as a leather     1996     The Company restructures and officially operates
        processing operation in Newark, New Jersey.                 globally as Bontex, Inc., formerly Georgia
                                                                    Bonded Fibers, Inc.
1954    Bontex elastomeric wet web cellulose materials
        were first produced in Buena Vista, Virginia.      1997     Bontex export sales from USA exceed $10
                                                                    million. Bontex establishes Bontex Hong Kong to
1959    Bontex goes public with stock issuance and                  further expand export sales. Bontex enters into a
        listing on NASDAQ stock market.                             key strategic partnership to market nonwoven
                                                                    materials. Bontex becomes the first global
1969    Bontex begins Bontex SA investment in Belgium,              manufacturer in our industry to be ISO 9001
        then and today, the world's largest and highest             certified, SATRA accredited laboratory certified
        capacity factory manufacturing elastomeric                  and SATRA Quality Mark approved for several
        wet web fiberboard products.                                products.

1986    Bontex establishes a base of operations in         1999     Bontex introduces a broader range of footwear
        Italy, as Bontex Italia begins sales,                       materials, including Bontex 90 Insole Seatboard,
        marketing, and converting operations.                       economical insole products, Astral foam with the
                                                                    newest stay-dry technologies, Bon-Stitch linings,
1995    Bontex sales exceed $50 million. Bontex                     and Bon-Stitch next generation nonwoven insoles.
        establishes Bontex de Mexico to expand export               Bontex embarks on an aggressive advanced
        sales.                                                      technology partnership plan


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

                                 PRODUCT PROFILE

Bontex manufactures uncoated and coated BONTEX(R) fiberboard products; breathable cushion foams, that are marketed under the trademarks BON-FOAM(R), MAXXON(R) and SURE-FOAM(R), and are sold in a variety of grades for use as shock absorbing insole material; BON-PEL(R), a wet web nonwoven substrate, which is exceptionally strong and flexible; BONTEX(R) 48 MA, an uncoated visorboard for use in military headwear, which has been approved by NATICK military laboratory. Bontex also combines certain products, such as foams, fabrics, and vinyls, with BONTEX(R) fiberboard. Additionally, Bontex is the exclusive distributor globally to the footwear industry of an expanded polyurethane material manufactured by Aearo Company-E.A.R. Specialty Composites, trademarked MAXXON(R) LS and CONFOR(R). Bontex also markets to the footwear industry a range of nonwoven products under the Company's trademark Bon-stitch(R), primarily used as an insole and vamp lining. Registered trademarks under which the Company markets products include:

BONTEX(R)              SUPERTEX(R)               BON-PEL(R)nonwoven
MORI-FLEX(R)           BON-FOAM(R)cushion        BON-STITCH(R)
MAXXON(R)cushion       VINTEX(R)                 SUR-V-LON(R)vinyl coated Bontex
BON-DOE(R)             SIR-PEL(R)                BONTEX(R)200 RECYCLED
MORIMER(R)             SURTEX(R)                 BONTEX(R)300 RECYCLED
CONTOUR(R)             ASTRAL(R)foam

                             MESSAGE TO STOCKHOLDERS

BONTEX LOGO
ONE BONTEX DRIVE
BUENA VISTA, VIRGINIA 24416-1500
email: 74313.2761@compuserve.com
http://www.bontex.com

To Our Stockholders:

I am pleased to report to you that during the last five months of fiscal year 1999, Bontex began a return to profitability; however, for the full year we reported a loss due to the level of the losses incurred during the first seven months. We expect the momentum started in 1999 to continue into fiscal year 2000. A complete review of the financial statements is provided in Management's Discussion & Analysis.

More importantly, Bontex has begun a significant transformation into a multi-dimensional company. We have expanded our product line within our core footwear business to include, among other items, Bontex 90 insole tuckboard, Bon-Stitch (stitch-bonded) nonwoven vamp linings and insoles, and Astral foam, a polyurethane foam with the newest stay-dry technology. By "bundling" more products, we expect to be able to better service our customers, while leveraging the brand name recognition of the Bontex trademark and the Bontex Global Network, which consists of our manufacturing facilities, converting facilities and sales and distribution centers. Additionally, we have redefined our marketing approach in a number of key markets, including China, India and South America, which we expect will improve our footwear sales.

Our efforts have, in part, focused on developing paper products for new, specialized non-footwear applications. Although still in the development and testing stage, we expect one or more to become commercially viable during fiscal year 2000.

On the cost side, we have made much progress since our refocusing in February 1999 to reduce overhead and operating costs. Our operating margins should improve as we fully realize the cost savings from these measures and should be further enhanced by several measures already implemented to reduce costs through reformulation. The planned closing and eventual sale of our Newark warehouse operations will also contribute to a reduction in overhead. Our facility at Bontex S.A. in Belgium remains the highest capacity factory in the world producing elastomeric wet web fiberboard products, which should provide long-term competitive advantages.

It was virtually impossible to envision the unprecedented challenges that confronted Bontex during the past two years. Since fiscal year 1997, the financial situation in Asia, coupled with the slow-down in athletic footwear sales, increased usage of alternative materials in place of Bontex, such as nonwoven materials as an insole material and plastics as a visorboard in headwear, have had a considerable adverse impact on sales and profitability. Furthermore, litigation has consumed financial resources and management's attention during a difficult period.

Much work remains ahead of us, but we believe we are moving in the right direction and we expect Bontex to be a stronger company in the future. We remain focused on initiatives to increase sales and profitability. We have introduced more new footwear products in 1999 than any prior year and we hope to introduce more new non-footwear products in 2000.

Preliminary negotiations appear to be favorable that we will be able to expand our credit facilities sufficiently to finance the expected growth of our business.

Our strategy to build a more multi-dimensional company should provide the foundation for future growth and profits. We greatly appreciate the continued support of you, our stockholders, and of our customers, as well as the Bontex team of all our employees, agents, and distributors throughout the Bontex Global Network.


s/James C. Kostelni
James C. Kostelni
Chairman and Chief Executive Officer

See accompanying safe harbor disclosure on page 5.
 ------------------------------------------------------------------------------
           Bontex, Inc., One Bontex Drive, Buena Vista, VA 24416-1500
      Telephone: (540)261-2181 Fax: (540)261-3784 Email: bontex@bontex.com
                              http://www.bontex.com
 Bontex SA (Belgium), Bontex S.r.l. (Italy), Bontex Hong Kong, Bontex de Mexico



                         BONTEX, INC. AND SUBSIDIARIES
                        Summary of Selected Ten Year Data
                (In Thousands, Except Per Share Data and Ratios)

                                                         Years ended June 30,
                                                         --------------------

                              1999      1998       1997     1996      1995      1994      1993      1992      1991      1990

Net sales                  $ 39,325   $ 43,483  $ 50,333  $ 47,618  $ 50,998  $ 47,729  $ 46,710  $ 46,534  $ 44,734  $ 41,223
                           ========   ========  ========= ========= ========= ========= ========= ========= ========= =========
Income (loss) before
  cumulative effect of
  change in accounting
  principles                $  (778)  $   (446) $  1,733  $   (602) $ (1,458) $    935  $    193  $    942  $    212  $    167

Cumulative effect of
  change in accounting
  principles                      -          -         -         -         -       400         -         -        99         -
                           ---------  --------  --------- --------- --------- --------- --------- --------- --------- ---------

Net income (loss)           $  (778)  $   (446) $  1,733  $   (602) $ (1,458) $  1,335  $    193  $    942  $    311  $    167
                           =========  ========  ========= ========= ========= ========= ========= ========= ========= =========

Income (loss) per share:
Before cumulative effect
  of change in accounting
  principles                $  (.49)  $   (.28) $   1.10  $   (.38) $   (.93) $    .60  $    .12  $    .60  $    .14  $    .11
Cumulative effect of change
  in accounting principles        -          -         -         -         -       .25         -         -       .06         -
                           ---------  --------  --------- --------- --------- --------- --------- --------- --------- ---------

Net income (loss)           $  (.49)  $   (.28) $   1.10  $   (.38) $   (.93) $    .85  $    .12  $    .60  $    .20  $    .11
                           =========  ========  ========= ========= ========= ========= ========= ========= ========= =========

Total assets               $ 31,164   $ 32,513  $ 32,906  $ 33,181  $ 39,527  $ 31,032  $ 28,840  $ 28,669  $ 22,753  $ 21,547

Total stockholders' equity $  9,893   $ 10,891  $ 11,515  $ 10,308  $ 11,186  $ 12,080  $ 10,521  $ 10,825  $  9,313  $  9,254

Capital expenditures       $  1,067   $  2,334  $  2,389  $  2,157  $  1,704  $  1,868  $  1,226  $  1,787  $  1,591  $  1,407

Cash flows provided by
  (used in) operating
  activities               $    122   $     57  $  3,037  $  1,180  $ (2,073) $  1,078  $   (122) $    215  $  2,024  $     30

Long-term debt,
  noncurrent               $  2,601   $  2,256  $  2,761  $  2,330  $  1,364  $  1,511  $  1,056  $  1,493  $    964  $    193

Book value per share       $   6.29   $   6.92  $   7.32  $   6.55  $   7.11  $   7.68  $   6.69  $   6.88  $   5.92  $   5.88
Cash dividends per
  common share             $      -   $      -  $      -  $      -  $      -  $      -  $    .05  $      -  $      -  $    .10

Current ratio                  1.02       1.05      1.16      1.06      1.07      1.30      1.26      1.34      1.43      1.46

Total debt to equity ratio     2.15       1.99      1.86      2.22      2.53      1.57      1.74      1.65      1.44      1.33

Capital structure          $ 13,006   $ 13,791  $ 14,570  $ 12,819  $ 12,703  $ 14,162  $ 12,224  $ 12,991  $ 10,950  $ 10,146



                         Common Stock and Dividend Data

The stock of Bontex, Inc. was previously traded over the counter on the Nasdaq National Market. Effective July 23, 1998, the stock of Bontex, Inc. was listed on the Nasdaq SmallCap Market under the symbol BOTX. At September 10 , 1999 there were approximately 581 stockholders of record. No cash dividends were declared or paid during fiscal years 1995 through 1999.

                             1999                1998                1997                1996               1995
                             ----                ----                ----                ----               ----
                       High        Low      High       Low     High        Low     High        Low     High       Low
                       ----        ---      ----       ---     ----        ---     ----        ---     ----       ---

First Quarter           $3.38      $2.25    $9.63      $4.25   $4.00      $3.13    $4.25      $2.75    $6.00      $5.00
Second Quarter           2.62       1.50     8.50       4.50    5.13       3.50     3.88       2.38     6.50       5.50
Third Quarter            4.00       1.00     5.25       3.25    5.38       4.50     3.25       2.38     5.50       3.50
Fourth Quarter           3.00       1.50     4.25       2.88    5.00       4.25     4.38       2.88     4.13       2.98

                      Bontex, Incorporated and Subsidiaries
                      Management's Discussion and Analysis

                                     GENERAL

Fiscal year 1999 was a pivotal year for Bontex. We identified and directly addressed many of the industry dynamics that have impacted our Company and have done so in a manner that should provide a platform for future growth and profitability. Management developed and implemented a multi-focused plan designed to further reduce costs and to increase sales. The cost reduction program appears to have been successful as evidenced by the improved results in the latter half of the fiscal year. Management will continue to look for opportunities to reduce costs. For a variety of reasons, related mainly to external market forces, the sales initiatives have been slower to have their desired effect. At this time it appears that our main hurdle toward achieving consistent profitability is sales volume. Management is aware that these are the early phases of what it expects will be a long-term program to reposition the Company to take greater advantage of its core businesses and competencies. Toward this end, patience and constant effort in staying the course will be necessary before sustainable growth can be achieved.

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

                              RESULTS OF OPERATIONS

                                    Overview

In 1999, market share losses exceeded gains, resulting in lower net sales of $39.3 million or a decrease of $4.2 million or 9.6 percent as compared to the prior year. Currency exchange fluctuations represented a $600,000 translation increase on net sales as compared to a $3.0 million translation decrease in the prior year. The cellulose insole business continues to exhibit the characteristics of a mature industry, specifically increased competition and lower margins. Management expects continued pressure on our profit margins as a result of competition and lower sales volumes. Consequently, Bontex's results of operations may continue to be negatively affected. However, our development efforts to improve products and formulations, and to diversify into new non-footwear markets should mitigate some of the negative trends mentioned.

Bontex is recognized as a global leader for cellulose insole materials, and through product improvement, aggressive specification marketing and innovation, Bontex maintains a strong market position in comparison to many of our competitors. Global marketing initiatives are expected to contribute to sales stability with growth anticipated to come from new product introductions for footwear and non-footwear applications. Management believes that the success of these efforts over the next few years, although not assured, may lead to improved sales, profits, and cash flows.

                                      Sales

Consolidated net sales were $39.3, $43.5, and $50.3 million, for fiscal years 1999, 1998, and 1997, respectively. Bontex succeeded in maintaining and expanding its specification footwear customer list, but this was offset by declines in other areas. Most of the sales decline in 1999 is related to Bontex insole materials, continued reduced demand and elevated inventories in the athletic footwear sector. Furthermore, the negative financial situation in Asia and Russia had an adverse impact on overall sales and selling prices.

The cellulose insole market, in particular, continues to be impacted by low quality competition, especially in Far East markets. In China for instance, many state owned factories are reported not to follow normal rules of supply and demand resulting in oversupply or excess inventories. In these cases, as with other industries, oversupply of low quality materials creates abnormal downward pressure on prices. Fortunately, most of these low-end producers are not in direct competition with Bontex but their impact on the market is pervasive. There continues to be a move away from cellulose insole materials toward nonwovens and other alternatives.

Bontex has recently developed several new innovative products for footwear that it believes will have good sales potential based on early marketing efforts. The Company has also concluded new marketing agreements for stitch bonded non-wovens, open celled polyurethane foams, thermoplastics, and specialized moulds. Each of these projects should bring advanced technology to the footwear industry and should add value for Bontex customers. Bontex management believes that the key to success in these areas relies upon bringing added value to our customers. We have an aggressive strategy to locate such technologies and bring them to the marketplace. Sales from these projects are expected to occur during fiscal year 2000, however it is impossible to accurately predict the level of sales potential or profitability at this time.

                                      Costs

Cost of sales were 74.1 percent of net sales in 1999, 71.5 percent of net sales in 1998, and 68 percent in 1997. The increase in costs as a percentage of sales from 1998 to 1999 was mainly due to lower sales volume and reduced selling prices, as well as a slight increase in the cost of some raw materials. In general, as mentioned above, the Company has been successful in making significant cost reductions in many areas especially with respect to raw materials, shipping and administration costs. However, footwear production in North America continued to decline as more companies closed domestic production in favor of lower labor cost markets such as China and India. While Bontex has a strong export program, selling and shipping costs tend to be higher for exports, which can negatively impact sales and profits.

The Company's United States operations use the last in, first out (LIFO) method of inventory accounting. For comparison purposes with other companies, if the first-in, first-out, (FIFO) method of accounting had been used, reported gross profit would have been lower by $93,000 in 1999, lower by $96,000 in 1998 and lower by $285,000 in 1997. Net income would have been lower by $60,000 or $.04 per share in 1999, lower by $61,000 or $.04 per share in 1998 and lower by $181,000 or $.12 per share in 1997.

As a percent of sales, selling, general and administrative (SG&A) expenses over the previous three years were 26 percent in 1999, 27.4 percent in 1998, and 24 percent in 1997. The higher percentage in fiscal year 1998 is directly related to sales decreasing at a higher rate than SG&A costs as opposed to 1999 where cost reductions had a stronger effect. Overall, SG&A expenses decreased by $1.7 million or 14.1 percent to $10.2 million in 1999 due to the efforts of the Company to reduce costs, including salary and benefit reductions. In 1999 legal costs associated with the disclosed lawsuits against the Company and some of its officers significantly increased SG&A costs. These expenses are not expected to recur in this magnitude in the future and management continues to look for ways to reduce costs. Without the effect of higher legal costs, SG&A costs in 1999 would have reflected a total reduction of approximately $2 million as compared to the prior year. Some personnel costs have increased as the Company responds to the competitive labor market that prevails in the United States.

The decrease in interest expense over the past year was due primarily to debt reduction at the Belgium operation and lower overall interest rates. Additional borrowings were necessary to fund operations and complete capital projects.

The consolidated effective income tax rate for the Company was 21.2 percent in 1999, 23.5 percent in 1998, and 39.1 percent in 1997. The lower effective tax rates in 1999 and 1998 were mainly due to operating losses. The higher effective rates in 1997, were due to higher taxable income particularly at the Company's European subsidiaries where income tax rates are higher.

Management is confident that it is more likely than not that the Company will realize the tax deferred assets by generating sufficient taxable income in the future. As discussed previously, cost reduction and control measures recently implemented by management, product development efforts, Bontex's strong market position and relatively stable raw materials prices are expected to provide a platform for future profitability, as well as effective tax planning. Refer to
Note 5 of Notes to the Consolidated Financial Statements for further details regarding income taxes.

                                  Profitability

The net loss of $778,000 or $.49 per share generated in 1999 compares unfavorably to $446,000 or $.28 per share net loss in 1998, and the income in 1997 of $1.7 million or 1.10 per share. The inconsistent results are of major concern to management. Typically, the financial performance of Bontex is related directly to cycles in key raw materials, particularly pulp and latex. Recent losses occurred during periods of more favorable raw materials costs. The lower sales volumes of Bontex insole materials have induced management to pursue process efficiencies that better enable the Company to cope with fluctuations in volume and raw material costs in the future. Significant progress has been made during 1999 in reducing raw materials, labor and overhead costs. However, as previously noted, selling price reductions and reduced volume have offset the cost reductions. There can be no assurances that increased raw materials prices or decreased volume of sales will not have an adverse impact on the Company's operations or competitive position in the future.

                       INTERNATIONAL SALES AND OPERATIONS

Bontex continues to export a predominant portion of its production to countries around the globe. The Far East, where an estimated 70 percent of global shoe production occurs, is the largest market for Bontex products. Sales to the Far East are generally denominated in US dollars which serves to limit the Company's exposure to foreign exchange risk in relation to these countries. As the US domestic market for footwear materials decreases, Bontex is pursuing non-footwear sales and additional export opportunities. In areas where Bontex has exposure to foreign currency risk, the Company attempts to manage these risks with its Risk Management Program (RMP).

The RMP has proven to be effective in reducing the Company's exposure to fluctuations in currency exchange rates, in most cases, and, in some cases, in pulp prices. However, some exposure remains and as such Bontex continues to have some gains and losses related to currency fluctuation. The Mexican peso and Canadian dollar are examples of currencies for which effective hedging is not available in a cost efficient manner and Bontex is currently forced to accept the risk of doing business in these and other such markets. The $40,000 in exchange losses during 1999 are mainly due to declines in value of the Mexican peso, Canadian dollar and the overall strength of the US dollar during that period. Bontex has made limited use of the Pulpex Pulp Futures Exchange to help reduce our exposure to changes in pulp prices.

On January 1, 1999, the EURO became the official currency of the Economic and Monetary Union (EMU). Accordingly, the EURO will have a significant affect on the Company's operations, as approximately 25 percent of the Company's consolidated sales are to customers located in the Europe Union. Additionally, a large portion of the Company's manufacturing and marketing operations are based in Belgium and Italy. The Company has begun to implement a change over plan to convert, among other things, pricing, financial reporting, banking facilities, financing, currency hedging, and information systems.

Management cannot currently provide more definitive information concerning the implications of the EURO on the Company, as there remain a number of unresolved issues, including taxation, management reporting, accounting matters, and other such issues.

                          LIQUITY AND CAPITAL RESOURCES

The Company's liquidity and capital resources have decreased over the past year, due to the net loss and investments in facility improvements deemed necessary by management. Management believes that the Company's capital structure is sufficient to finance short and long-term operations and objectives. The Company may further alter its business strategy during fiscal year 2000 in response to future trends.

Cash and cash equivalents decreased by $181,000 to $ 336,000 primarily due to the decrease in sales. Cash flows from operations totaled $122,000 and $57,000 in 1999 and 1998 respectively and reflects reductions in inventory levels, partially offset by lower profit margins. The Company's cash conversion efficiency, cash flows from operations divided by net sales, was less than one percent for 1999 and 1998. Other current assets decreased $186,000 primarily due to the reduction of deposits for pulp contracts from 1998 to 1999.

On June 30, 1999, the Company had loans of $12.6 million outstanding consisting of $10 million short-term and long-term debt, due currently and $2.6 million long-term debt. Short-term borrowings increased by $551,000 while accounts payable and accrued expenses decreased by $688,000 compared to 1998 levels. The decrease in accounts payable relates primarily to a reduction in inventory. The weighted average interest rate on short-term borrowings during 1999 and 1998 was
6.0 and 7.5 percent, respectively. The Company has entered into interest rate swaps in the notional amount aggregating $1 million to fix interest rates and protect the Company's financial position from increases in interest rates related to our variable rate borrowings. Not all of our variable rate debt is covered by the interest rate swap agreements and is therefore exposed to the risk of rate increases. Financial instruments and market risk are discussed in more detail below under Market Risk and Sensitivity.

The Company's secured debt facilities contain loan covenants, including certain minimum financial ratios and borrowing base requirements. As a result of the decrease in various financial ratios, the Bank agreed to forbear collection under agreed conditions and revised the requirements set in November 1998. As of June 30, 1999, the Company was in compliance with the revised requirements. The amended agreement also requires that the Company seek alternative means of capital and/or financing. There is no assurance that management can secure alternative financing, but management is working with its bankers, as agreed, and management believes it can restructure its borrowings in the near future. Refer to Note 4 of the Notes to the Consolidated Financial Statements for further details regarding Long-term Debt and Financing Agreements.

The Company's current ratio has decreased from 1.05 in 1998 to 1.02 this year, which is mainly due to operating losses and a portion of capital additions being financed through current debt. Inventories are lower by $638,000 over 1998, due mainly to increased efforts to improve turnover and global stock requirements. Trade accounts receivable increased $147,000 to $11.8 million at June 30, 1999, as compared to last year due primarily to foreign currency translation adjustments. The allowance for bad debts decreased by $140,000 due to improved aging and overall collections. Other receivables decreased $193,000 primarily due to the recovery of sales and municipal taxes from the European operations.

Property, plant and equipment (PP&E) increased by $514,000, reflecting necessary capital additions for increased production and efficiencies. Net PP&E is lower this year by $519,000 due to normal depreciation and previously mentioned limitations on capital expenditures. Bontex USA has invested in facility improvements that further enhance its reliability as a supplier to the markets it serves.

Bontex has also invested heavily in state of the art environmental equipment at both manufacturing facilities to protect the environment and help ensure compliance with government mandates. Capital investments during 1999 primarily relate to non-recurring items in production and the environment. These projects are expected to further establish Bontex as an industry leader in quality, efficiency, reliability and as a responsible corporate citizen. The Company continues to pursue efficiency and cost savings relative to plans to close and sell the Newark, New Jersey facility. The Newark property is for sale with no firm offers as of this report date. Bontex anticipates completion of the Newark facility closing during calendar year 2000 and the Company does not expect material costs related to this change.

                                    Year 2000

Over the past two years, Bontex has invested and capitalized approximately $200,000 in information and non-information technology (IT) systems to improve data efficiency and address the Company's Year 2000 systems exposure. The Year 2000 issue relates to computer programs using two digits rather than four to define the applicable year. Inability to process data properly due to this phenomenon may result in systems' failures. The project to address the Company's Year 2000 systems exposure is substantially complete with approximately $25,000 remaining to be invested. The IT systems, originally expected to be completed in November 1998, are now estimated to be completed in October 1999, while an external vendor completes customized software programs. The IT systems software has been tested, and with the exception of the customized software discussed above, all software appears to operate as intended. Testing of non-IT systems is underway and 75 percent complete with all testing and necessary modifications estimated to be completed by October 1999.

Bontex continues to assess the Year 2000 readiness of its major customers and vendors. The review is substantially complete with no material risks identified. Major customers and vendors who have not responded, however, could suffer disruptions for the Year 2000 problem. Furthermore, even if the systems of Bontex's major customers and vendors are Year 2000 compliant, their operations may suffer disruptions as a result of the Year 2000 problems of the outside parties on which they rely. Therefore, there can be no assurances that the Year 2000 will not significantly affect the Company's third parties, which in turn could affect Bontex's operations and financial results.

The Company is currently in the process of formulating a contingency plan to maintain operations in the event of its most likely worse-case Year 2000 scenario. Bontex intends to complete the plan in December 1999. Bontex expects that the contingency plan will provide, if necessary, for manual processing of accounting and financial information. The contingency plan, however, would be unable to mitigate extreme Year 2000 effects, such as power or communications failures, interrupted deliveries from major suppliers, or decreased sales resulting from regional or worldwide recessions or disruptions in the operations of major customers. Therefore, there can be no assurance that the date change from 1999 to 2000 will not materially affect the Company's operations and financial results.

                           MARKET RISK AND SENSITIVITY

As previously discussed in the section entitled International Sales and Operations, the Company is exposed to certain risks related to interest rates, currency and commodity positions. Market risk is defined as the risk of loss arising from adverse changes in market rates and prices. The following disclosures provide certain forward-looking data concerning potential exposures to market risk. The Company has an established hedging program, its Risk Management Program (RMP), which is intended to hedge the Company's exposures to market risk. In general, our policy is not to speculate on interest rates, currencies and commodities in the markets but rather to fix our rates and prices at levels considered favorable.

There is no expected material foreign exchange risk for the Company's debt, as these amounts are denominated in the local operating currencies of the respective operations. Other assets and liabilities are hedged through our RMP, and accordingly, are not considered subject to material foreign exchange risk as well.

Fair Value of Financial Instruments, other than trading (dollars in thousands):

                                 Face Amount / Carrying Amount                Estimated Fair Value

June 30, 1999:
-------------

Interest Rate Exposure:
Long-term debt                              $ 3,382                                 $ 3,382
Short-term debt                             $ 9,215                                 $ 9,215
Interest rate swap                          $ 1,000                                 $    (8)

June 30, 1998:
-------------

Interest Rate Exposure:
Long-term debt                              $ 3,620                                 $ 3,620
Short-term debt                             $ 8,664                                 $ 8,664
Interest rate swap                          $ 2,343                                 $   (48)

Commodity Price Risk:
Pulp contracts                              $ 1,948                                 $ 1,760



The table below provides information about the Company's derivative financial instruments that are sensitive to changes in interest rates. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected (contractual) maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under contract. Weighted average variable rates are based on implied forward rates in the yield curve at the reporting date.

Derivative Financial Instruments held for other than trading purposes at June 30, 1999 (dollars in thousands):

                                                    Expected Maturity Date
                                                                                          There-                Estimated
                               2000       2001       2002        2003        2004         after      Total      Fair Value
Liabilities
Long-term debt
   Fixed Rate                $   781     $   781    $   548     $   468     $  462       $  342     $ 3,382     $   3,382
   Average interest rate        6.40%       6.40%      5.49%       4.99%      5.00%        5.23%       5.75%

   Interest Rate Derivative
   Interest Rate Swap
   Fixed to Variable         $ 1,000           -          -           -          -            -     $ 1,000     $      (8)
   Average pay rate             6.35%                                                                  6.35%
   Average receive rate         5.00%                                                                  5.00%




The Company's interest rate swap fixes the rate of interest for $1,000 of $9,215 total variable rate debt. In the event of lowering BIBOR or LIBOR rates, the Company is exposed to higher fixed rates. The $8,215 variable rate debt not covered by the interest rate swap is subject to the risk of interest rate changes. The market risk sensitivity analysis above does not fully reflect the potential net market risk exposure, because other market risk exposures may exist in other transactions.

                        RECENT ACCOUNTING PRONOUNCEMENTS

Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities", was to be effective for periods beginning after June 15, 1999, but implementation has been delayed by the Financial Accounting Standards Board to be effective for periods beginning after June 15, 2000. This statement requires that the Company recognize all derivatives as either assets or liabilities in the balance sheet, and measure those instruments at fair value. The Company is currently in the process of reviewing the impacts of this Statement. Refer to Note 7 of Notes to the Consolidated Financial Statements for further details regarding SFAS 133.




                          BONTEX, INC. AND SUBSIDIARIES
    CONSOLIDATED STATEMENTS OF INCOME (LOSS) and COMPREHENSIVE INCOME (LOSS) and CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                    Years Ended June 30, 1999, 1998 and 1997
                      (In Thousands, Except Per Share Data)

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss):

                                                                    1999         1998        1997

NET SALES                                                         $ 39,325     $ 43,483    $ 50,333
COST OF SALES                                                       29,152       31,080      34,241
                                                                 ----------   ----------  ----------

  Gross Profit                                                      10,173       12,403      16,092

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES                        10,224       11,903      12,083
                                                                 ----------   ----------  ----------

   Operating income (loss)                                             (51)         500       4,009
                                                                 ----------   ----------  ----------

OTHER (INCOME) EXPENSES:
   Interest expense                                                    923        1,056       1,247
   Interest income                                                      (3)         (76)        (45)
   Foreign currency exchange (gain) loss                                40          115         (26)
   Other - net                                                         (25)         (12)        (13)
                                                                 ----------   ----------  ----------

                                                                       935        1,083       1,163
                                                                 ----------   ----------  ----------
INCOME (LOSS) BEFORE INCOME TAXES                                     (986)        (583)      2,846

INCOME TAX EXPENSE (BENEFIT)                                          (208)        (137)      1,113
                                                                 ----------   ----------  ----------

NET INCOME (LOSS)                                                     (778)        (446)      1,733
                                                                 ----------   ----------  ----------

OTHER COMPREHENSIVE INCOME (LOSS)
   Foreign currency translation adjustment                            (220)        (178)       (526)
                                                                 ----------   ----------  ----------

COMPREHENSIVE INCOME (LOSS)                                       $   (998)    $   (624)   $  1,207
                                                                 ==========   ==========  ==========

NET INCOME (LOSS) PER SHARE                                       $   (.49)    $   (.28)   $   1.10
                                                                 ==========   ==========  ==========


  Consolidated Statements of Changes in Stockholders' Equity:

                                                                     1999         1998        1997

Stockholders' Equity, beginning balance                           $ 10,891     $ 11,515    $ 10,308

  Net income (loss)                                                  (778)        (446)       1,733

  Other comprehensive income (loss)
    Foreign currency translation adjustment                          (220)        (178)        (526)
                                                                 ----------   ----------  ----------

Stockholders' Equity, ending balance                              $  9,893     $ 10,891    $ 11,515
                                                                 ==========   ==========  ==========

See accompanying notes to consolidated financial statements




                          BONTEX, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                             June 30, 1999 and 1998
                 (In Thousands, Except Share and Per Share Data)

                                                                            1999                           1998
ASSETS
CURRENT ASSETS:
  Cash                                                                  $      336                     $       517
  Trade accounts receivable, less allowance for doubtful
    accounts of $128 ($268 at 1998)                                         11,765                          11,618
  Other receivables                                                            278                             417
  Inventories                                                                5,798                           6,436
  Deferred income taxes                                                        124                             347
  Income taxes refundable                                                       67                              56
  Other current assets                                                         152                             338
                                                                      -------------                   -------------
                  Total current assets                                      18,520                          19,729
                                                                      -------------                   -------------

PROPERTY, PLANT AND EQUIPMENT:
  Land and land improvements                                                   361                             369
  Building and building improvements                                         5,953                           5,575
  Machinery, furniture and equipment                                        17,885                          17,199
  Construction in progress                                                     239                             781
                                                                      -------------                   -------------
                                                                            24,438                          23,924
  Less accumulated depreciation and amortization                            12,915                          11,882
                                                                      -------------                   -------------
  Net property, plant and equipment                                         11,523                          12,042

  Deferred income taxes                                                        599                             187
  Other assets, net                                                            522                             555
                                                                      -------------                   -------------
                  Total assets                                           $  31,164                       $  32,513
                                                                      =============                   =============

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Short-term borrowings                                                 $    9,215                      $    8,664
  Long-term debt due currently                                                 781                           1,364
  Accounts payable                                                           6,375                           7,133
  Accrued expenses                                                           1,590                           1,520
  Income taxes payable                                                         197                              41
                                                                      -------------                   -------------
                  Total current liabilities                                 18,158                          18,722

  Long-term debt, less current portion                                       2,601                           2,256
  Deferred income taxes                                                         48                              50
  Other long-term liabilities                                                  464                             594
                                                                      -------------                   -------------
                  Total liabilities                                         21,271                          21,622
                                                                      -------------                   -------------

STOCKHOLDERS' EQUITY:
Preferred stock of no par value.  Authorized 10,000,000
  shares; none issued                                                            -                               -
Common stock of $.10 par value.  Authorized 10,000,000
  shares; issued and outstanding 1,572,824 shares                              157                             157
Additional capital                                                           1,551                           1,551
Retained earnings                                                            8,120                           8,898
Accumulated other comprehensive income                                          65                             285
                                                                      -------------                   -------------
                  Total stockholders' equity                                 9,893                          10,891
                                                                      -------------                   -------------
                  Total liabilities and stockholders' equity             $  31,164                       $  32,513
                                                                      =============                   =============

See accompanying notes to consolidated financial statements.



                          BONTEX, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                    Years Ended June 30, 1999, 1998 and 1997
                                 (In Thousands)


                                                                   1999         1998        1997
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash received from customers                                    $  39,152   $  44,499   $  48,846
Cash paid to suppliers and employees                              (38,237)    (43,245)    (44,283)
Interest received                                                      10          76          45
Interest paid, net of amount capitalized                             (931)     (1,063)     (1,220)
Income taxes received (paid), net                                     128        (210)       (351)
                                                               ------------  ----------- ---------
     Net cash provided by operating activities                        122          57       3,037
                                                               ------------  ----------- ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales of property, plant and equipment                    -          15           -
Purchases of property, plant and equipment                         (1,067)     (2,334)     (2,389)
                                                               ------------  ----------- ---------
     Net cash used in investing activities                         (1,067)     (2,319)     (2,389)
                                                               ------------  ----------- ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase (decrease) in short-term borrowings, net                     898         888        (403)
Long-term debt incurred                                               547       1,000       2,675
Principal payments on long-term debt                                 (669)       (594)     (2,023)
                                                               ------------  ----------- ---------
     Net cash provided by financing activities                        776       1,294         249
                                                               ------------  ----------- ---------

EFFECT OF EXCHANGE RATE CHANGES ON CASH                               (12)        112        (239)
                                                               ------------  ----------- ---------
NET INCREASE (DECREASE) IN CASH                                      (181)       (856)        658

CASH AT BEGINNING OF YEAR                                             517       1,373         715
                                                               ------------  ----------- ---------

CASH AT END OF YEAR                                             $     336     $   517     $ 1,373
                                                               ============  =========== =========


RECONCILIATION OF NET INCOME (LOSS) TO NET CASH
PROVIDED BY OPERATING ACTIVITIES:
     Net income (loss)                                          $    (778)    $  (446)    $ 1,733
     Adjustments to reconcile net income (loss) to net cash
        provided by operating activities:
        Depreciation and amortization                               1,372       1,272       1,189
        (Gain) loss on sale of property, plant and equipment            -          (8)          1
        Provision for bad debts                                       (39)        252          75
        Deferred income taxes                                        (191)       (271)        844
        Change in assets and liabilities:
          (Increase) decrease in trade accounts and other
             receivables                                             (522)      1,495        (807)
          (Increase) decrease in inventories                          547      (1,290)       (261)
          (Increase) decrease in other assets                         146        (322)         16
          Increase (decrease) in accounts payable and accrued
             expenses                                                (367)       (856)        320
          Increase (decrease) in income taxes                         143         (77)        (78)
          Increase (decrease) in other liabilities                   (189)        308           5
                                                               ------------  ----------- ---------
      Net cash provided by operating activities                 $     122          57     $ 3,037
                                                               ============  =========== =========

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
    Construction in progress accrued in accounts payable        $       -         122     $    49
                                                               ============  =========== =========

See accompanying notes to consolidated financial statements.

                          BONTEX, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          June 30, 1999, 1998 and 1997
                  (All amounts in thousands, except share data)


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

Property, Plant and Equipment - Property, plant and equipment are stated at cost. The Company capitalizes interest cost as a component of the cost of major construction in progress. There was no capitalized interest during 1999, 1998, and 1997.

Depreciation and Amortization - Depreciation and amortization is provided by the straight-line method over the estimated useful lives of the related assets. Estimated useful lives are 10 to 40 years for buildings and building improvements, and 3 to 25 years for machinery, furniture and equipment.

Other Assets - Other assets consist principally of cash surrender value of life insurance, trademarks and various deposits. Trademark costs are amortized on a straight-line basis over five years.

Revenue Recognition - Sales and cost of sales are recognized at the time of product shipment or delivery to the customer, based on shipping terms.

Stock Options - The Company has implemented the disclosure provisions of SFAS No. 123, "Accounting for Stock Based Compensation" (Note 6). The Company continues to measure compensation expense for its stock-based compensation plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees."

Earnings Per Share - Net income (loss) per share has been computed on the basis of the weighted average number of common shares outstanding during each year (1,572,824 shares). Diluted earnings per share is not presented because the effect of stock options issued in 1999 was antidilutive. See note 6 for information relating to stock options that could potentially dilute basic earnings per share in the future.

Derivative Instruments and Hedging Activities - The Company enters into interest rate swap transactions to manage its interest rate exposure. Income or expense arising from these transactions is accounted for as an adjustment to interest expense over the term of the agreements. On a limited basis, the Company manages its exposure to pulp price changes with pulp futures. In accordance with hedge accounting, gains or losses are recorded as a component of the underlying inventory purchase, since these contracts effectively meet the risk reduction and correlation criteria. Gains or losses on hedges that are terminated prior to the execution of the inventory purchase are recorded in inventory until the inventory is sold. Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," was issued in June 1998. This Statement addresses the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. The Statement, as amended, will be effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. Future adoption of this Statement could have a material impact on the Company's consolidated financial position or results of operations.

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

[2]     INVENTORIES

Cost of inventories of approximately $1,740 in 1999 and $2,618 in 1998, is determined by the last-in, first-out method (LIFO). Replacement cost for LIFO inventories approximated $2,082 in 1999 and $2,867 in 1998. Inventories of approximately $4,058 in 1999 and $3,818 in 1998, are determined by the first-in, first-out (FIFO) and weighted average bases.

Inventories are summarized as follows:

                                                                       1999               1998

Finished goods                                                      $ 2,025            $ 3,782
Raw materials                                                         3,341              2,117
Supplies                                                                774                786
                                                                 -------------      -----------
Inventories at FIFO and weighted average cost                         6,140              6,685
LIFO reserves                                                           342                249
                                                                 -------------      -----------

                                                                    $ 5,798            $ 6,436
                                                                 =============      ===========

During 1999, 1998 and 1997, LIFO layers were reduced resulting in charging lower inventory costs to cost of sales of $255, $55 and $37, respectively.

[3]     BUSINESS SEGMENT INFORMATION
        AND INTERNATIONAL OPERATIONS

Bontex, Inc. and all majority-owned subsidiaries are predominantly engaged in the manufacturing and distribution of uncoated and coated BONTEX(R) elastomeric fiberboard products. The Company operates manufacturing facilities at Bontex USA in North America and Bontex S.A. in Belgium. BONTEX(R) products are primarily used as an insole material in footwear, as well as visorboard in headwear, stiffener and laminating base for luggage, leathergoods and allied industries globally.

Information related to net sales by geographic area follows:

                                                          Europe/
                   North America      Asia/Pacific      Middle East      Latin America         Total

      1999            $ 7,086           $ 15,301          $ 15,315          $ 1,623           $ 39,325

      1998            $ 7,790           $ 18,115          $ 16,473          $ 1,105           $ 43,483

      1997            $ 8,764           $ 19,532          $ 19,724          $ 2,313           $ 50,333


No single customer accounts for 10 percent or more of the Company's consolidated net sales for 1999, 1998 and 1997. One distributor accounted for 15.2 percent in 1999, 10.8 percent in 1998 and 13.5 percent in 1997 of the Company's consolidated net sales.

Information related to the North American and European operations follows:

                                      North American     European    Eliminations  Consolidated
                                        Operations      Operations
1999:
  Total assets                         $  14,817        $  18,345      $ (1,998)      $ 31,164
  Net income (loss)                         (829)              51             -           (778)
  Operating income (loss)                 (1,327)           1,276             -            (51)
  Net sales                               15,661           23,954          (290)        39,325
  Interest expense                           308              615             -            923
  Depreciation and amortization              794              578             -          1,372
  Income tax expense (benefit)              (402)             194             -           (208)
  Total expenditures for additions to
    property, plant and equipment            389              678             -          1,067




1998:
  Total assets                               $  16,550       $ 17,961       $(1,998)      $ 32,513
  Net income (loss)                               (789)           343             -           (446)
  Operating income (loss)                       (1,524)         2,024             -            500
  Net sales                                     18,382         25,560          (459)        43,483
  Interest expense                                 286            770             -          1,056
  Depreciation and amortization                    763            509             -          1,272
  Income tax expense (benefit)                    (444)           307             -           (137)
  Total expenditures for additions to
    property, plant and equipment                1,175          1,159             -          2,334

1997:
  Total assets                               $  15,551       $ 19,801       $(2,446)      $ 32,906
  Net income                                       784            949             -          1,733
  Operating income                                 707          3,302             -          4,009
  Net sales                                     21,141         29,709          (517)        50,333
  Interest expense                                 328            919             -          1,247
  Depreciation and amortization                    736            453             -          1,189
  Income tax expense                               315            798             -          1,113
  Total expenditures for additions to
    property, plant and equipment                  956          1,433             -          2,389




Retained earnings of foreign operations not available for distribution amounted to approximately $763 at June 30, 1999 and 1998.


[4]     LONG-TERM DEBT AND FINANCING AGREEMENTS

The following long-term debt was outstanding as of June 30, 1999 and 1998:

                                                             1999                1998
8.50% loan payable to a United States bank in quarterly
   installments of $80 through July 2001; collateralized
   by accounts receivable, inventory and other
   noncurrent assets in the U.S. and subject
   to various loan covenants                                $  720             $ 1,040

4.70%, previously 7.72% in 1998, loan payable to a
   Belgian bank in annual installments beginning
   May 15, 1992, subsequently rescheduled to quarterly
   installments through June 2005. Twenty-four quarterly
   installments of $9 are outstanding at June 30, 1999         215                 263

4.70%, previously 7.72% in 1998, loan payable to a
   Belgian bank in annual installments beginning
   September 1995, subsequently rescheduled to quarterly
   installments through June 2005. Twenty-four quarterly
   installments of $16 are outstanding at June 30, 1999        384                 470



                                       17





5.20% loan payable to a Belgian bank in annual installments
   beginning September 1997 subsequently rescheduled to
   quarterly installments through June 2005.  Twenty-four
   quarterly installments of $32 are outstanding at
   June 30, 1999                                            $  768             $   940

5.50% loan payable to a Belgian bank in quarterly
   installments of $8 through June 2005                        192                 235

5.85% loan payable to a Belgian bank in quarterly
   installments of $26 through June 2005                       591                 672

3.95% loan payable to a Belgian bank in quarterly
   installments of $26 through July 2004                       512                   -
                                                          ----------          ----------
                                                             3,382               3,620

   Less long-term debt due currently                           781               1,364
                                                          ----------          ----------
   Long-term debt                                          $ 2,601            $ 2,256
                                                          ==========          ==========

The principal payments of long-term debt are as follows:

   2000                                            $    781
   2001                                                 781
   2002                                                 548
   2003                                                 468
   2004                                                 462
   Thereafter                                           342
                                                    --------

   Total                                           $  3,382
                                                    ========

The loans payable to a Belgian bank are collateralized with a mortgage on Bontex S.A.'s buildings and the right to request a second mortgage on the buildings.

European operations have short-term credit facilities totaling approximately $8,633 and $8,776 at June 30, 1999 and 1998, respectively. As of June 30, borrowings under these facilities were as follows:

                                                                1999                      1998
Short-term bank loans with variable interest rates, ranging
   from 2.95% and 6.27% at June 30, 1999                        $ 6,642                   $ 6,084
Overdrafts                                                            2                        66
                                                             -----------               -----------

                                                                $ 6,644                   $ 6,150
                                                             ===========               ===========

Three banks in Belgium share a security interest in most of the assets of Bontex S.A. for 37.5 percent of the credit facilities granted, and the right to request additional security interest of another 37.5 percent of the credit facilities granted. As of June 30, 1999 and 1998 one of the banks under these facilities had the right to request a security interest up to $1,280 and $1,075, respectively.

Bontex USA has a line of credit arrangement whereby Bontex USA may borrow up to $2,750 at prime plus 1.25 percent (9.0 percent at June 30, 1999). At June 30, 1999, Bontex USA had borrowings of $2,571 outstanding under this line of credit. The secured line of credit is collateralized by the same security as the long-term debt discussed below. At June 30, 1998, Bontex USA had lines of credit arrangements with three banks whereby Bontex USA could borrow up to $ 2,750 secured and $ 450 unsecured at the one-month London Inter Bank Offered Rate (LIBOR) plus 2.0 percent and 1.75 percent, respectively, (7.69 percent and 7.44 percent, respectively, at June 30, 1998). At June 30, 1998, Bontex USA had borrowings of $2,514 outstanding under these lines of credit.

Consolidated weighted average interest rates on short-term borrowings at June 30, 1999 and 1998 are 6.0 and 7.5 percent, respectively.

During 1999 and 1998, Bontex USA was subject to various loan covenants under its secured debt agreement and has pledged certain current and noncurrent assets as collateral. At June 30, 1999, decreases in various financial ratios caused Bontex USA to obtain an amended loan agreement. Bontex USA was in compliance with the amended debt covenants at June 30, 1999. The amended agreement also requires that the Company seek alternative means of capital and/or financing, which management is in the process of doing. As a result of decreases in various financial ratios relating to $1,040 of long-term debt at June 30, 1998, Bontex USA obtained a waiver from such requirements. At that time, there was no assurance Bontex USA would be able to obtain future waivers from such requirements, and accordingly, all of Bontex USA's long-term debt was classified as current at June 30, 1998.


[5]  INCOME TAXES

The U.S. and foreign components of the provision (benefit) for income taxes are presented as follows:

                                Current               Deferred                Total

1999:
   Federal                        $ (151)                $ (210)              $  (361)
   State                             (17)                   (24)                  (41)
   Foreign                            151                    43                   194
                              ------------         --------------          ------------

                                  $  (17)                $ (191)              $  (208)
                              ============         ==============          ============

1998:
   Federal                        $  (72)                $ (334)              $  (406)
   State                             (18)                   (41)                  (59)
   Foreign                           224                    104                   328
                              ------------         --------------          ------------

                                  $  134                 $ (271)              $  (137)
                              ============         ==============          ============

1997:
   Federal                        $   41                 $  246               $   287
   State                              (1)                    29                    28
   Foreign                           229                    569                   798
                              ------------         --------------          ------------

                                  $  269                 $  844               $ 1,113
                              ============         ==============          ============

The provision (benefit) for income taxes differs from the expected tax expense (benefit), computed by applying the U.S. Federal corporate rate to income or loss before income taxes, as follows:

                                                          1999            1998            1997
  Federal income tax at statutory rate                  $ (334)         $  (198)         $ 968
  Increase (reduction) in income taxes
   resulting from:
    Foreign Sales Corporation                                -                -            (96)
    Foreign income at other than
     U.S. rates                                             25               33            116
    State and local taxes, net of federal
     income tax benefit                                    (27)             (27)            18
    Other differences, net                                 128               55            107
                                                     -----------     -----------     ----------

   Provision (benefit) for income taxes                 $ (208)          $ (137)       $ 1,113
                                                     ===========     ===========     ==========

  Effective income tax rate                                (21)%            (23)%           39%
                                                     ===========     ===========     ==========

  U.S. Federal statutory income tax rate                     34%             34%            34%
                                                     ===========     ===========     ==========

The components of deferred tax assets and liabilities at June 30, 1999 and 1998 are presented below:

                                                                   1999                    1998

  Deferred tax assets:
    Accounts receivable, principally due to allowance
      for doubtful accounts                                     $       10                $     20
    Inventories, principally due to additional costs
      capitalized for tax purposes                                      95                     127
    Other assets, due to difference in amortization of
      trademarks                                                       161                     151
    Accrued pension and retirement benefits                            119                     158
    Net operating loss carryforwards                                 1,077                     713
    Alternative minimum tax credit carryforwards                        36                      36
    Other                                                               90                     129
                                                                ----------              ----------
                      Total gross deferred tax assets                1,588                   1,334
                                                                ----------              ----------
  Deferred tax liabilities:
    Plant and equipment, principally due to differences
      in depreciation and capital gain recognition                    (900)                   (823)
    Other                                                              (13)                    (27)
                                                                ----------              ----------

                      Total gross deferred tax liabilities            (913)                   (850)
                                                                ----------              ----------

                      Net deferred tax assets                   $      675                $    484
                                                                ==========              ==========

The U.S. and foreign components of the net deferred tax asset at June 30, 1999 and 1998 are presented below:

                                 Current             Noncurrent                Total
1999:
  U.S. Operations               $      92          $        599           $       691
  European Operations                  32                   (48)                  (16)
                                ----------         --------------           -----------

                                $     124          $        551           $       675
                                ==========         ==============           ===========

1998:
  U.S. Operations               $     270          $        187           $       457
  European Operations                  77                   (50)                   27
                                ----------         --------------           -----------

                                $     347          $        137           $       484
                                ==========         ==============           ===========

At June 30, 1999, in addition to the alternative minimum tax credit carryforward of $36 at Bontex USA, the Company had approximately $2,961 at Bontex USA in net operating loss carryforwards to offset future taxable income, of which $258, $361, $851 and $1,491 at Bontex USA expire in 2010, 2011, 2013 and 2019, respectively.

In assessing the reliability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the level of historical taxable income, anticipation of future taxable income over the periods which the deferred tax assets are deductible, reversal of the temporary differences and available tax planning strategies, management believes it is more likely than not the Company will realize these deferred tax assets.

At June 30, 1999, the Company has not recognized a deferred tax liability of $109 for the cumulative amount of undistributed income of its foreign subsidiaries, because there are no plans to pay dividends in the foreseeable future. As of June 30, 1999, undistributed income of the foreign subsidiaries was approximately $2,195, of which approximately $763 is not available for distribution.

[6]     RETIREMENT AND COMPENSATION PLANS

The Company has pension plans covering substantially all full-time domestic employees and certain foreign employees. The benefits from the Company's domestic contributory defined benefit plan are based upon years of service and the employee's average earnings for the five highest consecutive years of compensation during the ten years immediately preceding retirement. Participant contributions to the plan were 3.5 percent of employee annual earnings for fiscal years ending June 30, 1999 and 1998 and 1.7 percent of employee annual earnings for fiscal year ended June 30, 1997. The Company's funding policy is to contribute amounts to the plan sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, and any such additional amounts as the Company may determine to be appropriate from time to time. Annual provisions for accrued pension costs are based on independent actuarial valuations.

The Plan's change in benefit obligation, change in plan assets, funded status and amounts recognized in the Company's consolidated financial statements at June 30 for its United States pension plan are as follows:

                                                               1999                    1998

Actuarial present value of benefit obligations:                $4,351                  $4,493
  Accumulated benefit obligation, including
    vested benefits (1999, $4,289 and 1998, $4,404)

Change in Benefit Obligation:
Benefit obligation at beginning of year                      $  5,582                $  5,242
Service cost                                                      110                      16
Interest cost                                                     384                     397
Plan participants' contributions                                   83                      71
Actuarial (gain) loss                                            (476)                    103
Benefits paid                                                    (443)                   (247)
                                                            ----------              ----------
Benefit obligation at end of year                            $  5,240                $  5,582
                                                            ==========              ==========

Change in Plan Assets:
Fair value of plan assets at beginning of year               $  5,553                $  4,868
Actual return on plan assets                                      517                     766
Employer contribution                                               -                      95
Plan participants' contributions                                   83                      71
Benefits paid                                                    (443)                   (247)
                                                            ----------              ----------
Fair value of plan assets at end of year                     $  5,710                $  5,553
                                                            ==========              ==========

Funded status                                                $    470                $    (29)
Unrecognized net actuarial loss                                  (847)                   (392)
Unrecognized prior service cost                                   132                     147
Unrecognized transition obligation                                (82)                    (98)
                                                            ----------              ----------
Accrued benefit costs                                         $  (327)               $   (372)
                                                            ==========              ==========

The Company's net periodic benefit costs for the years ended June 30, 1999, 1998 and 1997 include the following components:

                                                        1999               1998              1997

Service cost                                             $ 193             $ 182             $ 175
Interest cost                                              384               397               370
Actual return on plan assets                              (517)             (766)             (574)
Employee contributions                                     (83)              (71)              (46)
Net amortization and deferral                              (20)              330               190
                                                     -----------        ----------        ----------
Net periodic benefit cost                                $ (43)            $  72             $ 115
                                                     ===========        ==========        ==========

The weighted average discount rate used in determining the actuarial present value of the projected benefit obligations was 7.75 percent for 1999, 1998 and 1997. The rate of increase for future compensation levels used in determining the obligation was 5.0 percent for 1999, 1998, and 1997. The expected long-term rate of return on plan assets in 1999, 1998 and 1997 was 9.0 percent.

Pension assets are held under a group annuity contract with an insurance company. Certain amounts are commingled with the general assets of the insurance company and the remainder is invested in separate accounts, which include domestic equity, domestic government, corporate and private placement bonds and domestic real estate equity, of the insurance company, at fair value.

The pension expense relating to the foreign subsidiary's insured pension and disability plan amounted to $62, $45, and $69 in 1999, 1998 and 1997, respectively. Benefits are based on years of service and the average of the last five years annual earnings.

The Company provides a tax deferred compensation benefit plan for certain executives. The plan allows the employee to defer up to four percent of his compensation with a Company match of up to one percent of compensation. The Company's contribution funds life insurance policies on each executive, with the Company as owner and beneficiary. The Company's expense for the plan in 1999, 1998 and 1997 was $4, $6, and $3, respectively.

The Company provides certain supplemental retirement benefits to the President of the Company. Expenses related to these benefits were approximately $49 in 1999, $112 in 1998 and $146 in 1997. The agreement contains a change in control provision that would accelerate the payment of these benefits. The maximum liability under this agreement, in such event, would be approximately $226.

At the Company's annual stockholder meeting on January 28, 1999, the stockholders approved the granting of stock options to certain key executives to purchase 112,000 shares of the Company's common stock. The option price for 72,000 shares is $4.50 and for 40,000 shares is $5.63 which are both above the market price of $ 1.875 at the date of grant. The weighted average option price is $4.90. The time period for exercise of stock options is no later than January 22, 2007 for 72,000 shares and November 21, 2007 for 40,000 shares.

The Company applies APB Opinion No. 25 in accounting for its stock-based compensation and, accordingly, no compensation cost has been recognized for its stock options in the consolidated financial statements. The per share weighted-average fair value of stock options granted during 1999 was $ .67 on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions: no expected dividend yield, risk-free interest rate of 5.93 percent, expected volatility of 44.5 percent, and an expected life of 8 to 8.8 years. Had compensation cost for the stock options been determined consistent with SFAS No. 123, the Company's net loss and net loss per share for 1999 would have been increased to the pro forma amounts shown below:

                                  Net Loss                   Net loss per share
     As reported                    $778                            $.49
     Pro forma                      $826                            $.52


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

Interest Rate Swaps - At June 30, 1999, The Company had one outstanding interest rate swap agreement with a bank having a notional amount of $1,000, which will terminate January 20, 2000. This swap agreement provides for the payment of interest based on a fixed rate of 6.35 percent, and remains unchanged over the term of the agreement. The floating rate of the swap agreement is based on the London Inter Bank Offered Rate (LIBOR) and is reset every 90 days based on market conditions. The nature of the swap agreement changes variable rate debt to fixed rate debt. The interest rate differential paid or received under this swap is recognized over the term of the contract as adjustments are made to the effective yield of the underlying debt. An interest premium of $44, $41, and $67 was paid during 1999, 1998, and 1997, respectively. The Company may be exposed to credit loss in the event of nonperformance by the other party to the interest rate swap agreement. However, the Company does not anticipate such nonperformance.

The contract or notional amounts and estimated fair value of the Company's interest rate swaps at June 30, 1999 and 1998 are as follows:

                                        1999                                      1998
                     Contract or Notional        Estimated          Contract or     Notional Estimated
                            Amount               Fair Value            Amount           Fair Value
Interest rate swaps        $ 1,000                  $(8)              $ 2,343             $ (48)

The Company's interest rate swap fixes the rate of interest for $1,000 of $9,215 total variable rate debt. In the event of lowering LIBOR rates, the Company is exposed to a higher fixed rate. The $8,215 variable rate debt not covered by the interest rate swaps is subject to market risk of rate changes.

Commodities - During the first quarter of fiscal year 1998, the Company began on a limited basis to manage its exposure to pulp price changes with pulp futures. In accordance with hedge accounting, gains or losses are recorded as a component of the underlying purchase, since these contracts effectively meet the risk reduction and correlation criteria. Gains or losses on hedges that are terminated prior to the execution of the inventory purchase are recorded in inventory until the inventory is sold. At June 30, 1999, the Company did not hold any related derivatives for pulp futures.

Fair Value of Financial Instruments - The following assumptions were used by the Company to estimate the fair value of its financial instruments: The carrying amounts reported in the balance sheets for cash, cash equivalents, trade accounts receivable, other receivables, short-term borrowings, accounts payable and accrued expenses approximate fair value because of the short maturity of these instruments. The fair value of long-term debt is estimated using discounted cash flows based on the Company's incremental borrowing rates, and approximates the carrying amount in the balance sheets. Unrealized gains or losses on the fair value of commodity futures and interest rate swap agreements are estimated based on current interest and pulp exchange rates.

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

In recent years, various agencies have increased their screening and testing the effects of chemicals or mixtures, including those that occur naturally. The Company's product formulations, in some instances, may include compounds that are or will be subject to these tests. The Company continually devotes significant resources to improve product formulation for, among other things, comfort, health, cost, quality and other performance features.

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

Litigation - In March 1998, a civil complaint was filed in the Superior Court of New Jersey, Law Division, Essex County, by Patricia Surmonte Tischio, a director of Bontex (the "Company") against the Company, James C. Kostelni, the President and Chief Executive Officer of the Company, and Mr. Kostelni's spouse. Both Mrs. Tischio and Mrs. Kostelni are daughters of the Company's founder and serve as co-executors and co-trustees of, and are designated beneficiaries under, an estate and certain trusts, which in the aggregate beneficially own approximately 43 percent of the Company's outstanding common stock. The case was transferred to the United States District Court for the Western District of Virginia.

On February 23,1999, the United States district court of the Western District of Virginia granted the Motion for Judgement on the Pleadings filed by the defendants with regard to the tortious interference with contractual relations and conspiracy claims, dismissing those claims with prejudice. No appeal was taken from the Court's ruling by Mrs. Tischio. The court declined to enter declaratory judgement regarding plaintiff's alleged lifetime contract with the Company. The court also found that the case presented a nonjusticiable issue for the breach of contract, promissory estoppel and wrongful discharge in violation of public policy claims and dismissed those claims without prejudice.

In the normal course of business, the Company is subject to proceedings, lawsuits and other claims which are subject to many uncertainties, for which their outcomes are not predictable with assurance. There are no legal proceedings, lawsuits or other claims pending against or involving the Company, which in the opinion of management, will have a material adverse impact upon the financial condition of the Company.

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

EURO Currency Conversion - On January 1, 1999, the EURO became the official currency of the Economic and Monetary Union (EMU). Accordingly, the EURO will have a significant affect on the Company's operations, as approximately 25 percent of the Company's consolidated sales are to customers located in the Europe Union. Additionally, a large portion of the Company's manufacturing and marketing operations are based in Belgium and Italy. The Company has begun to implement a change over plan to convert, among other things, pricing, financial reporting, banking facilities, financing, currency hedging, and information systems.

Management cannot currently provide more definitive information concerning the implications of the EURO on the Company, as there remain a number of unresolved issues, including taxation, management reporting, accounting matters, and other such issues.

Leases - Rental expenses for all operating leases amounted to $117, $127 and $116 in 1999, 1998 and 1997, respectively. The Company anticipates future rental expenses for operating leases to approximate $130 each year for the next five years.

                          INDEPENDENT AUDITORS' REPORT

KPMG LOGO

10 S. Jefferson Street, Suite 1710
Roanoke, VA 24011-1331





The Board of Directors and Stockholders of Bontex, Inc.:

We have audited the accompanying consolidated balance sheets of Bontex, Inc. and subsidiaries as of June 30, 1999 and 1998, and the related consolidated statements of income (loss) and comprehensive income (loss), changes in stockholders' equity, and cash flows for each of the years in the three-year period ended June 30, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bontex, Inc. and subsidiaries as of June 30, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1999, in conformity with generally accepted accounting principles.



                                                          KPMG LLP

August 20, 1999


DIRECTORS, EXECUTIVES & OFFICERS

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

    William J. Binnie                          +*         Director

    Michael J. Breton                                     Corporate Director of
                                                            International Operations, Director

    William B. D'Surney                                   Director

    David A. Dugan                                        Controller and Assistant
                                                            Corporate Secretary

    Charles W. J. Kostelni                                Senior Vice President, Corporate Controller
                                                            and Corporate Secretary

    Jeffrey C. Kostelni                                   Senior Vice President, Treasurer and
                                                            Chief Financial Officer, Director

    Frank B. Mayorshi                          +*         Director

    Larry E. Morris                                       Technical Sales Director, Director

    Dr. Joseph F. Raffetto                                Director

    Patricia S. Tischio                                   Director

    Robert J. Weeks                            +*         Director


                                                          +Member of Executive Committee
                                                          *Member of Audit Committee

    COUNSEL

    Woods, Rogers & Hazlegrove, P.L.C.
    Attorneys at Law                                      Roanoke, Virginia

    INDEPENDENT AUDITORS

    KPMG LLP
    Certified Public Accountants                          Roanoke, Virginia

    TRANSFER AGENT

    Registrar & Transfer Company                          Cranford, New Jersey



LOCATIONS                                              STOCKHOLDERS' INFORMATION

Global Headquarters and U.S. Manufacturing                Annual Meeting
    Bontex, Inc.                                          10:30 a.m. October 28, 1999
    One Bontex Drive                                      Best Western Inn at Hunt Ridge
    Buena Vista, Virginia 24416-1500                      Willow Springs Drive
    800-733-4234 / 540-261-2181                           Lexington, Virginia 24450
    E-mail:  bontex@bontex.com
    http://www.bontex.com

European Headquarters and Manufacturing                   Independent Auditors
    Bontex S. A.                                          KPMG LLP
    Rue Slar                                              10 S. Jefferson Street, Suite 1710
    4801 Stembert, Belgium                                Roanoke, Virginia 24011-1331
    E-mail:  bontexsa@mail.att.net
    http://www.bontex.be

Sales and Distribution Centers                            Registrar and Transfer Agent
    Bontex Italia s.r.l.                                  Registrar and Transfer Company
    Via Francia                                           10 Commerce Drive
    37069 Villafranca (Verona)                            Post Office Box 1010
    Italy                                                 Cranford, New Jersey 07106

    Bontex De Mexico, S. A. De C. V.                  Form 10-K
    Boulevard Mariano Excobedo #801 Interior 2            A copy of the Company's 10-K filed with the
    Colonia Andrade, C. P. 37370                          Securities and Exchange Commission is
    Leon, Guanajuato                                      available without charge to any stockholder.
    Mexico                                                Requests should be sent to the attention of:

    Bontex Hong Kong                                      Corporate Controller
    2108 Mega Trade Centre                                Bontex, Inc.
    1-6 Mei Wan Street                                    One Bontex Drive
    Tsuen Wan, Hong Kong                                  Buena Vista, Virginia 24416-1500

International Liaison Offices                             Bontex logo
    Bontex Australia
    20 Munro Street                                   The Bontex(R) logo is a registered trademark of
    Macleod VIC 3085                                  Bontex, Inc.
    Australia
                                                      Bontex, Inc. is an equal opportunity employer.
    Bontex Korea
    Rm. 601, Songnam Bldg.
    76-1, 4Ga, Chung Angdong                          Accepted by the American Podiatric Medical
    Chung-Gu, Busan, 600-014, Korea                   Association (LOGO)

    Bontex Taiwan
    8FL.,  No. 52, Sec. 2                             BS EN ISO 9001 Registered Company SATRA
    Chung Shan N. Rd.                                 (Logo)
    Taipei, Taiwan                                    National Accreditation of Certification Bodies
                                                      (Logo)
North American Warehouse Facilities                       SATRA - Footwear Technology Centre (Logo)
    St. Louis, Missouri
    Cambridge, Ontario, Canada
    Montreal, Quebec, Canada                          (RECYCLE LOGO)  Recycled Paper