Form 10-K, Exhibit 13
period 2000-06-30
BONTEX INC
filed 2000-09-28
CIK 41052

Exhibit 13

[FRONT COVER]
[Picture of a soccer player kicking a soccer ball]

                            [Bontex logo] BONTEX [R]

                                    CONTENTS



                           [Bontex Symbol] BONTEX [R]


                         Consolidated 2000 Annual Report

         "With over 50 years of experience, Bontex is a global leader in our core industries we serve. Almost all the branded footwear in the world use Bontex, and during 2000, Bontex continued to develop and introduce more new and advanced products."


2    Mission Statement, Corporate and      5    Management's Discussion and
     Product Profile                            Analysis

3    Message to Shareholders               11   Consolidated Financial
                                                Statements and Notes

4    Financial Highlights                  26   Independent Auditors' Report



CORPORATE HIGHLIGHTS

1946       Bontex was originally established as a leather       1996        The Company restructures and officially
           processing operation in Newark, New Jersey.                      operates globally as Bontex, Inc., formerly
                                                                            Georgia Bonded Fibers, Inc.
1954       Bontex elastomeric wet web cellulose materials
           were first produced in Buena Vista, Virginia.        1997        Bontex export sales from USA exceed $10
                                                                            million. Bontex establishes Bontex Hong
1959       Bontex goes public with stock issuance and listing               Kong to further expand export sales.
           on NASDAQ stock market.                                          Bontex enters into a key strategic
                                                                            partnership to market nonwoven materials.
1969       Bontex begins Bontex SA investment in Belgium,                   Bontex becomes the first global
           then and today, one of the world's largest and                   manufacturer in our industry to be ISO
           highest capacity factory manufacturing elastomeric               9001 certified, SATRA accredited
           wet web fiberboard products.                                     laboratory certified and SATRA Quality
                                                                            Mark approval for several products.
1986       Bontex establishes a base of operations in Italy,
           as Bontex Italia begins sales, marketing, and        1999-2000   Bontex begins long-term repositioning as a
           converting operations.                                           multi-dimensional Company. Bontex
                                                                            introduces a broader range of footwear
1995       Bontex sales exceed $50 million. Bontex                          materials, including Bontex 90 Insole
           establishes Bontex de Mexico to expand export                    Seatboard, economical insole products,
           sales.                                                           Bon-Stitch linings, and Bon-Stitch next
                                                                            generation nonwoven insoles. Bontex
                                                                            embarks on an advanced material systems
                                                                            for footwear and non-footwear applications.

MISSION STATEMENT

              Our Mission is to be the global leader in the markets
                we serve, by providing customers with world class
                          quality products and service.



CORPORATE PROFILE

Bontex, Inc. was originally founded in June 1946 under the laws of the State of New Jersey as a leather processing operation. Today Bontex is a leading worldwide manufacturer and distributor of uncoated and coated elastomeric wet web impregnated fiberboard products, generally described by the trademark BONTEX(R). BONTEX(R) is primarily used as an insole material in footwear, as well as visorboard in headwear, dielectric sealing base in automotive door panels, backing substrate, stiffener and laminating base in luggage, leathergoods, and allied products. All BONTEX(R) fiberboard products are designed to be "environmentally-friendly," because Bontex uses recycled and primary cellulose fibers originally derived from trees, a renewable resource.

The Company maintains global headquarters, manufacturing and converting facilities at Bontex USA, One Bontex Drive, Buena Vista, Virginia; European headquarters and manufacturing at Bontex S.A., Stembert, Belgium; a distribution and converting operation at Bontex Italia S.r.l., Villafranca, Verona, Italy; and marketing organizations at Bontex de Mexico, S.A. de C.V., in Leon, Mexico, Bontex Vietnam, Hochiminh City Vietnam, and Bontex Hong Kong R.O.C. Bontex also maintains a network of liaison offices and distributors globally to market Bontex products.


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


Bontex is embarking on repositioning the Company to manufacture and supply a range of advanced material systems to both footwear and non-footwear applications. During the next year, the Company anticipates introducing several new products.

MESSAGE TO SHAREHOLDERS

(Bontex Symbol) BONTEX [R]  ONE BONTEX DRIVE
                            BUENA VISTA, VIRGINIA 24416-1500
                            email: 74313.2761@compuserve.com
                            http://www.bontex.com

Dear Fellow Shareholder:

I am pleased to report to you that Bontex, Inc. and its subsidiaries increased sales and returned to profitability during the second half of fiscal 2000, reversing a trend which started over two and half years ago. Overall, sales volume (tons sold) for the year increased almost 10%, and consequently, if foreign currency exchange rates had remained unchanged from the prior year, consolidated net sales would have increased by $2.6 million or 7%. However, the positive results from the second half were not enough to offset the losses incurred during the first half of the fiscal year, as detailed in the financial review in Management's Discussion and Analysis.

We are hopeful that the momentum from the second half of the year will continue into the next fiscal year. While the increase in sales reflects positively on our marketing efforts to grow sales of our core footwear products, in spite of extremely challenging market conditions, we remain focused on repositioning the Company for future sales growth and profitability from a wider range of revenue sources.

Simply stated, the future success of Bontex remains with developing and marketing new products. To that end, our fundamental areas of focus at this time are:

          * Footwear: Expanding our product line within our core footwear segment in order to leverage our existing global market position as an industry leader.

          * Advanced Material Systems: Developing through a series of complementary strategic alliances, Advanced Material Systems
               (AMS) for specifically targeted applications.

          *    Cost Control: Implementing additional measures to control costs.

For over half a century, Bontex has been dependent primarily on Bontex cellulose products for use as an insole in footwear, as well as for headwear, luggage, leathergoods and allied industries. We believe that the various initiatives which we have implemented over the course of the past two years will be significant in repositioning the Company for long-term growth and profitability. Maintaining our position in the footwear industry is crucial to providing a revenue base from which to build upon for both footwear and non-footwear products.

In order to strengthen our position in supplying footwear materials, we have added several new footwear products to our line-up: Bontex 90G (patent pending), an insole seat-board; Bontex 347 FF and Bontex 60 FF, a series of high volume economical cellulose insoling materials, and a range of new Bon-Stitch nonwoven materials for insoling and linings. Sales of the new footwear products have not yet been significant, but based on the positive results of recent testing and trials by several major branded footwear companies, we would expect sales of these products to increase during fiscal 2001.

Bontex has what we believe to be the most efficient and highest capacity machine in the world manufacturing elastomeric fiberboard products. To capitalize on this significant asset located at Bontex S.A., Bontex has begun to target a market category that we really did not service before: the high volume economical cellulose insole products. We believe this market represents the largest and fastest growing segment for Bontex-type products.

Our efforts to develop new non-footwear products also remain an important priority. Although much progress has been made, significant work continues to be ahead of us in order to develop new and viable specialty materials. We will continue to utilize consultants with the technical knowledge to enable Bontex to develop these new materials.

Some of our initial responses to address the situation at Bontex over the past couple of years have been several major cost control initiatives. We have made significant cost reductions in many areas of operations, including fibers, purchase contracts for primary raw materials to provide pricing stability, staff reductions, decreased salaries, and other restructuring of operations. We have listed our Newark, New Jersey warehouse for sale for $860,000. We anticipate selling it next year and using the proceeds to pay down debt. These cost cutting measures plus realizing sales from new products will be crucial to the long-term profitability of the Company.

As outlined in my letter to you last year, after an analysis of our business model for the past fifty years, we realized that the long-term success of the Company depends on changing into a multi-dimensional company. This entails an inherently long process that requires the engagement of the entire Company. We have begun the process and remain focused on our key initiatives, but this major effort will take much time.

Over the past few years, Bontex has been confronted with several challenges, including pricing pressures, environmental mandates, volatile raw material prices, increased usage of alternative materials, and a contraction of the domestic market. We will always face such challenges, but your management team is attempting to establish a framework for growing Bontex into a more diverse company, which will not be as vulnerable to these issues.

We greatly appreciate our shareholders support of our efforts to develop Bontex into a multi-dimensional company, as well as the commitment and invaluable role of our Board of Directors, employees and distributors globally, and the loyalty and trust from our customers. We look forward to strengthening our relationships as we embark on the next century.

s/James C. Kostelni
James C. Kostelni
Chairman and Chief Executive Officer

See accompanying safe harbor disclosure on page 5
------------------------------------------------------------------------------
           Bontex, Inc., One Bontex Drive, Buena Vista, VA 24416-1500
                 Telephone:(540)261-2181 o Fax: (540)261-3784 o
                Email: bontex@bontex.com o http://www.bontex.com
 Bontex SA (Belgium), Bontex S.r.l. (Italy), Bontex Hong Kong, Bontex de Mexico

BONTEX, INC. AND SUBSIDIARIES
Summary of Selected Ten Year Data
(In Thousands, Except Per Share Data and Ratios)

                                                                                 Years Ended June 30,

                                     2000      1999      1998      1997      1996      1995      1994      1993      1992      1991

Net sales                         $ 39,455  $ 39,325  $ 43,483  $ 50,333  $ 47,618  $ 50,998  $ 47,729  $ 46,710  $ 46,534  $ 44,734
                                   =======   =======   =======   =======   =======   =======   =======   =======   =======   =======

Income (loss) before
   cumulative effect of
   change in accounting
   principles                     $   (659) $   (778) $   (446) $  1,733  $   (602) $ (1,458) $    935  $    193  $    942  $    212

Cumulative effect of
   change in accounting
   principles                            -         -         -         -         -         -       400         -         -        99
                                   -------   -------   -------   -------   -------   -------   -------   -------   -------   -------

Net income (loss)                 $   (659) $   (778) $   (446) $  1,733  $   (602) $ (1,458) $  1,335  $    193  $    942  $    311
                                   =======   =======   =======   =======   =======   =======   =======   =======   =======   =======

Income (loss) per share:
Before cumulative effect
   of change in accounting
   principles                     $   (.42) $   (.49) $   (.28) $   1.10  $   (.38) $   (.93) $    .60  $    .12  $    .60  $    .14

Cumulative effect of change
   in accounting principles              -         -         -         -         -         -       .25         -         -       .06
                                   -------   -------   -------   -------   -------   -------   -------   -------   -------   -------

Net income (loss)                 $   (.42) $   (.49) $   (.28) $   1.10  $   (.38) $   (.93) $    .85  $    .12  $    .60  $    .20
                                   =======   =======   =======   =======   =======   =======   =======   =======   =======   =======

Total assets                      $ 30,885  $ 31,164  $ 32,513  $ 32,906  $ 33,181  $ 39,527  $ 31,032  $ 28,840  $ 28,669  $ 22,753

Total stockholders' equity        $  8,948  $  9,893  $ 10,891  $ 11,515  $ 10,308  $ 11,186  $ 12,080  $ 10,521  $ 10,825  $  9,313

Capital expenditures              $    854  $ 1, 067  $  2,334  $  2,389  $  2,157  $  1,704  $  1,868  $  1,226  $  1,787  $  1,591

Cash flows provided by
   (used in) operating activities $  1,608  $    122  $     57  $  3,037  $  1,180  $ (2,073) $  1,078  $   (122) $    215  $  2,024

Long-term debt,
   noncurrent                     $  2,327  $  2,601  $  2,256  $  2,761  $  2,330  $  1,364  $  1,511  $  1,056  $  1,493  $    964

Book value per share              $   5.69  $   6.29  $   6.92  $   7.32  $   6.55  $   7.11  $   7.68  $   6.69  $   6.88  $   5.92

Cash dividends per
   common share                   $      -  $      -  $      -  $      -  $      -  $      -  $      -  $    .05  $      -  $      -

Current ratio                          .98      1.02      1.05      1.16      1.06      1.07      1.30      1.26      1.34      1.43

Total debt to equity ratio            2.45      2.15      1.99      1.86      2.22      2.53      1.57      1.74      1.65      1.44

Capital structure                 $ 11,756  $ 13,006  $ 13,791  $ 14,570  $ 12,819  $ 12,703  $ 14,162  $ 12,224  $ 12,991  $ 10,950


                         Common Stock and Dividend Data

The stock of Bontex, Inc. was previously traded over the counter on the Nasdaq National Market. Effective July 23, 1998, the stock of Bontex, Inc. was listed on the Nasdaq SmallCap Market under the symbol BOTX. At September 8, 2000 there were approximately 688 stockholders of record. No cash dividends were declared or paid during fiscal years 1996 through 2000.

                             2000                  1999               1998               1997                1996
                           --------               -------            ------             ------              -------
                       High       Low        High      Low       High      Low      High       Low      High     Low
                      ------     ------    -------    ------    -------  -------   -------   -------  -------   ------
First Quarter       $  2.75    $  1.75    $  3.38   $  2.25   $  9.63   $  4.25   $  4.00   $  3.13  $  4.25   $  2.75
Second Quarter         2.63       1.50       2.62      1.50      8.50      4.50      5.13      3.50     3.88      2.38
Third Quarter          5.47       1.75       4.00      1.00      5.25      3.25      5.38      4.50     3.25      2.38
Fourth Quarter         3.75       1.75       3.00      1.50      4.25      2.88      5.00      4.25     4.38      2.88

                          Bontex, Inc. and Subsidiaries
                      Management's Discussion and Analysis


GENERAL

The lack of profits in fiscal year 2000 was attributable to the increased cost of primary raw materials, latex and pulp, and extreme competition within the cellulose markets we serve. Bontex has continued to work to mitigate raw materials costs and has additional expectations for improved technologies in this area. Low sales volumes in the first part of the year also hindered the return to overall profitability. Several new products mentioned in last year's report are nearing the marketability stage and could add volume to our operations. It is not possible to accurately predict the viability of any of these products at this time.

The Company's consolidated financial statements and notes to the consolidated financial statements should be read as an integral part of this discussion. Except for historical data set forth herein, the following discussion contains forward-looking statements within the meaning of the Private Securities Litigation Act of 1995. Forward-looking statements include, for example, statements about future results of operations or market conditions and involve certain risks, uncertainties and assumptions. Actual results may differ materially from these forward-looking statements. Factors that could cause or contribute to those differences include, but are not limited to, excessive worldwide footwear inventories, a shrinking domestic market for Bontex products, decreased sales to key customers, increased competition from non-woven materials, the reduction of prices by competitors, the increase in the relative prices of Bontex's products due to foreign currency devaluations, increased pulp and latex prices, capital illiquidity, unexpected foreign tax liabilities, and decreases in the Company's borrowing base.


RESULTS OF OPERATIONS

                                    Overview

In fiscal 2000, market share gains exceeded losses resulting in higher net sales of $39.5 million or an increase of $130,000 as compared to the prior year. If the currency exchange rates had remained unchanged for the current year, net sales would be higher by $2.6 million as compared to a $600,000 translation increase in the prior year. The Company's footwear business continues to exhibit increased competition and lower margins. Management expects continued pressure on our profit margins as a result of competition and rising prices for our primary raw materials. The Company's development efforts to optimize products and formulations should further mitigate some of the negative trends mentioned. Management also recognizes the need to further diversify product lines and has embarked on a plan to accomplish this goal.

                                      Sales

Consolidated net sales were $39.5 million, $39.3 million, and $43.5 million, for fiscal years 2000, 1999, and 1998, respectively. Bontex succeeded in maintaining its position in specification footwear sales. Some declines were experienced during 2000 for Bontex insole materials due mainly to competition from non-wovens, particularly in the athletic footwear sector. Lower selling prices, caused by competitive pressures and the loss of sales volume in certain markets, offset the success of 2000 sales initiatives in Asia and South America.

The cellulose insole market, in particular, continues to be affected by low quality competition, especially in Far East markets. In China for instance, oversupply of low quality materials creates abnormal downward pressure on prices. Although most of these low-end producers are not in direct competition with Bontex, their impact on the market is pervasive. Bontex hopes to benefit, in upcoming years, from improved trade relations between the U.S. and China. Bontex continues to allocate increased resources to our marketing network in China. We have reorganized our personnel and added staff in key areas in order to continue the momentum initiated last year in this increasingly important market.

Bontex has recently developed several new innovative products for footwear that it believes, based on early marketing efforts, to have good sales potential. The Company has also solidified its marketing relationships for stitch-bonded non-wovens, foams, thermoplastics, and other advanced materials. Each of these projects brings advanced technology to the footwear industry. Bontex management believes the key to success in these areas relies upon bringing added value to our customers. We have an aggressive strategy to locate such technologies and rapidly bring them to the marketplace. Sales from these projects were expected to occur during fiscal year 2000, but development was slower than anticipated. To date, the Company has incurred a minor amount of research and development expenses related to development of these new products. It is impossible to accurately predict the level of sales potential or profitability at this time. However, it is reasonable to expect one or more of these projects to generate sales during fiscal year 2001.

                                      Costs

Cost of sales were 72.5 percent of net sales in 2000, 74.1 percent of net sales in 1999, and 71.5 percent of net sales in 1998. The decrease in costs as a percentage of sales from 1999 was mainly due to improved efficiency from prior investments and other cost control measures taken by management.

The Company's United States operations use the last in, first out (LIFO) method of inventory accounting. For comparison with other companies, if the first-in, first-out, (FIFO) method of accounting had been used, reported gross profit would have been higher by $28,000 in 2000, and lower by $93,000 in 1999, and lower by $96,000 in 1998. Net income would have been higher by $18,000 or $.01 per share in 2000, lower by $60,000 or $.04 per share in 1999 and lower by $61,000 or $.04 per share in 1998. Footwear production in North America continued to decline as more companies closed domestic production facilities in favor of lower labor cost markets such as China. While Bontex has a strong export program, selling and third party costs tend to be higher for exports than for domestic sales. The Company continues to pursue remaining opportunities for footwear and non-footwear sales in the United States.

As a percent of sales, selling, general and administrative (SG&A) expenses over the previous three years were 26.1 percent in 2000, 26.0 percent in 1999, and
27.4 percent in 1998. The higher percentage in fiscal year 1998 is directly related to sales decreasing at a higher rate than SG&A costs as opposed to 1999 and 2000 where cost reductions took stronger effect. In 1999, legal costs associated with certain lawsuits against the Company and some of its officers significantly increased SG&A costs. These expenses did not recur in this magnitude during 2000, but increased shipping costs, new employees for future growth and flat sales kept the percentage and amount approximately the same.

The decrease in interest expense over the past year was due primarily to a decrease in long and short-term borrowing offset somewhat by higher interest rates. Bontex has implemented more control over capital spending for the next fiscal year with the budgeted amount being less than $250,000. The company anticipates certain proceeds from the sale of the Newark, New Jersey facility. These proceeds are expected to reduce the Company's debt and should decrease interest expense during fiscal year 2001 as well as reduce operating costs when the Company relocates to a less costly location.

The consolidated income tax expense for the Company was $335,000 in 2000, as compared to an income tax benefit of $208,000 in 1999 and $137,000 in 1998. The tax expense in 2000 is significantly higher due to a $239,000 tax accrual established with respect to a prior years tax examination of one of the Company's foreign subsidiaries.

During fiscal year 2000, the Ministere Des Finances, the Belgian tax authority, completed an examination of Bontex S.A.'s ("BXSA"), the Company's Belgian subsidiary, tax returns for 1997, 1998 and 1999 and extended the tax examination to 1995 and 1996 based on certain items. BXSA has received notices of proposed tax adjustments to these tax returns. The proposed tax adjustments arise from items which are considered disallowed expenses by tax authorities, including commissions paid to certain distributors and clients, certain travel expenses and various smaller items including allowances for doubtful receivables and certain insurance premiums. The proposed tax adjustments by the Belgian authorities approximate $820,000. The Company believes, based in part on written opinion of external counsel, it has meritorious legal defenses to many of the claims and the Company intends to defend such claims. The Company's best estimate of the most likely amount payable for the foregoing tax matters is $239,000, and accordingly, a provision for this amount has been accrued at June 30, 2000. Similar deductions relating to the year ended June 30, 2000 that in light of the current information may be disallowed have been treated as disallowed expenses in the calculation of the current year's tax provision. The Company's actual liability pursuant to the foregoing examination may exceed $239,000, and such excess liability could adversely affect the Company's financial condition.

                                  Profitability

The net loss of $659,000 or $.42 per share generated in 2000 compares favorably to $778,000 or $.49 per share net loss in 1999, and unfavorably to the loss of $446,000 or $.28 per share in 1998. The unprofitable results are of major concern to management. Typically, the financial performance of Bontex is related directly to cycles in key raw materials, particularly pulp and latex. The lower sales volumes of Bontex's cellulose materials have induced management to pursue process efficiencies that better enable the Company to cope with fluctuations in volume and raw material costs in the future. However, as previously noted, selling price reductions offset some of the cost reductions. Management expects its recent cost reduction and control measures, product development efforts, and Bontex's strong market position to provide a platform for future profitability. Nevertheless, there can be no assurances that increased raw materials prices or decreased volume of sales will not have an adverse impact on the Company's operations or competitive position in the future.


INTERNATIONAL SALES AND OPERATIONS

Bontex continues to export a predominant portion of its production to countries globally. The Far East, where an estimated 70 percent of global shoe production occurs, is the largest market for Bontex products. Sales to the Far East are denominated in US dollars, which serves to limit the Company's exposure to foreign exchange risk in relation to these countries. As the US domestic market for footwear materials decreases, Bontex is pursuing non-footwear sales and additional export opportunities. However, some foreign exchange exposure remains, and Bontex continues to have some gains and losses due to currency fluctuation. The exchange losses during 1999 and 1998 are mainly due to declines in value of the Mexican peso, Canadian dollar and the overall strength of the US dollar during that period.

On January 1, 1999, the EURO became the official currency of the European Economic and Monetary Union (EMU). The EURO has had an impact on the Company's operations, as approximately 24.6 percent of the Company's consolidated sales are to customers in the European Union. Refer to Notes 1 and 7 of the Notes to the Consolidated Financial Statements for further details regarding currencies, market risks, and financial instruments, as well as the following section of this Management Discussion and Analysis titled, Market Risk of Financial Instruments.


LIQUIDITY AND CAPITAL RESOURCES

The Company's liquidity and capital resources have decreased over the past year, due to the net loss and investments in facility improvements deemed necessary by management. Management believes that the Company's capital structure is sufficient to finance short and long-term operations and objectives.

Cash flows from operations totaled $1.6 million, $122,000 and $57,000 in 2000,1999 and 1998, respectively. In 2000, cash flows were primarily effected by an increase of $1,695,000 in accounts payable and accrued expenses which were partially offset by an increase in trade accounts receivable and other receivables. In 1999 and 1998, cash flows were effected from reductions in inventory in 1999 and a decrease in trade accounts receivable in 1998, both offset by lower profits. Trade accounts receivable increased $422,000 to $12.2 million at June 30, 2000 as compared to last year due primarily to improved sales. Inventories at June 30, 2000 are lower by $333,000 over 1999 due mainly to increased efforts to improve turnover and global stock requirements. The Company's cash conversion efficiency, cash flows from operations divided by net sales, increased from less than one percent in 1999 to 4.1 percent this year. The Company's current ratio has decreased slightly from 1.02 in 1999 to .98 this year.

Capital expenditures for property, plant and equipment of $854,000 in 2000 is the lowest in three years due to tight controls in this area. Through targeted capital and other investments, the Company believes that Bontex Belgium's facility has developed into one of the most efficient and highest capacity operation of its type in the world. Bontex USA has invested in facility improvements that further enhance its reliability as a supplier to the markets the Company serves.

Bontex has also invested heavily in environmental equipment at both manufacturing facilities to protect the environment and help ensure compliance with government mandates. Capital investments during 2000 primarily relate to non-recurring items in production and the environment. These projects are expected to help establish Bontex as an industry leader in quality, efficiency, and reliability and as a responsible corporate citizen. The Company continues to pursue plans for the sale of the Newark, New Jersey facility. The Newark property is for sale with negotiations in progress. Bontex anticipates completion of the Newark sale during calendar year 2001 and the Company does not expect material costs related to this sale. Bontex plans to continue service of its customers in the New York metropolitan area utilizing rented space.

On June 30, 2000, the Company had loans of $11.2 million outstanding consisting of $8.2 million short-term and $3.0 million long-term. Short-term borrowings decreased by $1 million while accounts payable and accrued expenses increased by $1.7 million compared to 1999 amounts. The decrease in short-term borrowings relates to cash flow from operations. The weighted average interest rate on short-term borrowings during 2000 and 1999 was 7.3 and 6.0 percent, respectively. Financial instruments and market risk are discussed in more detail below under Market Risk and Sensitivity.

On January 26, 2000, Bontex paid off and terminated its credit facility with Wachovia Bank, N.A., and entered into a loan and security agreement with Congress Financial Corporation providing for a credit facility and a term loan. The new credit facility provides for a revolving loan in an amount up to $4 million, based on a lending formula that evaluates, among other items, the current accounts receivable and inventory of Bontex. The lending availability fluctuates daily. Based on the lending formula, from the inception of the loan through June 30, 2000, an average amount of approximately $3.1 million has been available to Bontex under the revolving loan. Further, on five days notice to Bontex, Congress may change the lending formula and in effect reduce the amount available to Bontex under the revolving loan. The new credit facility also requires Bontex to maintain a specified adjusted tangible net worth. During 2000 and 1999, Bontex was subject to various loan covenants under its secured debt agreements and has pledged certain assets as collateral. Bontex was in compliance with the applicable covenants at June 30, 2000 and 1999. Please refer to Note 4 of Notes to the Consolidated Financial Statements for further details on Bontex's indebtedness.

                                    Year 2000

Over the past two years Bontex has invested approximately $200,000 in modern information systems to improve data efficiency. Bontex did not experience any material disruptions due to the year 2000 computer issue.


MARKET RISK AND SENSITIVITY

As previously discussed, the Company is exposed to certain risks related to interest rates and commodity positions. Market risk is defined as the risk of loss arising from adverse changes in market rates and prices. The following disclosures provide certain forward-looking data concerning potential exposures to market risk. The Company has risk associated with its international sales or foreign exchange risk, interest rate risk and commodity prices. In general, our policy is not to speculate on interest rates and commodities in the markets.

Fair Value of Financial Instruments (dollars in thousands):

                                         Face Amount/
                                        Carrying Amount              Fair Value
June 30, 2000

Interest Rate Exposure:
Long-term debt                            $  2,953                   $    2,695
Short-term debt                           $  8,251                   $    8,251

June 30, 1999

Interest Rate Exposure:
Long-term debt                            $  3,382                   $    3,382
Short-term debt                           $  9,215                   $    9,215
Interest rate swap                        $  1,000                   $       (8)

The table below provides information about the Company's financial instruments that are sensitive to changes in interest rates. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. Weighted average variable rates are based on implied forward rates in the yield curve at the reporting date.

Financial Instruments held for other than trading purposes at June 30, 2000 (dollars in thousands).

                                                  Expected Maturity Date

                                                                                           There-                   Fair
                              2001          2002         2003         2004         2005     after       Total       Value
Liabilities
Long-term debt:
   Fixed Rate               $   426      $   425      $   425      $   424       $   336      ---    $  2,036     $  1,778
   Average Interest Rate       4.97%        4.97%        4.97%        4.97%         5.27%     ---        5.02%

   Variable Rate            $   200      $   200      $   200      $   200       $   117      ---    $    917     $    917
   Average Interest Rate       10.5%        10.5%        10.5%        10.5%         10.5%     ---        10.5%


Approximately $9.2 million of variable rate debt is not covered by interest rate swaps and is subject to the risk of interest rate changes. The market risk sensitivity analysis above does not fully reflect the potential net market risk exposure, because other market risk exposures may exist in other transactions.


RECENT ACCOUNTING PRONOUNCEMENTS

Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," was to be effective for periods beginning after June 15, 1999, but implementation has been delayed by the Financial Accounting Standards Board to be effective for periods beginning after June 15, 2000. This statement requires that the Company recognize all derivatives as either assets or liabilities in the balance sheet, and measure those instruments at fair value. At June 30, 2000, the Company did not have any derivative instruments or hedging. Because the Company has used in the past and continues to consider in the future the use of derivative instruments and hedging activities this statement could have an impact on the Company's future financial statements.


BONTEX, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (LOSS) and COMPREHENSIVE INCOME (LOSS) and
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                    Years Ended June 30, 2000, 1999 and 1998
                      (In Thousands, Except Per Share Data)

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss):

                                                                             2000          1999            1998

NET SALES                                                                $     39,455  $     39,325   $      43,483
COST OF SALES                                                                  28,598        29,152          31,080
                                                                          -----------   -----------    ------------

     Gross Profit                                                              10,857        10,173          12,403

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES                                   10,293        10,224          11,903
                                                                          -----------   -----------    ------------

     Operating income (loss)                                                      564           (51)            500
                                                                          -----------   -----------    ------------

OTHER (INCOME) EXPENSES:
     Interest expense                                                             834           923           1,056
     Interest income                                                               (2)           (3)            (76)
     Foreign currency exchange (gain) loss                                        (29)           40             115
     Other - net                                                                   85           (25)            (12)
                                                                          -----------   -----------    ------------
                                                                                  888           935           1,083
                                                                          -----------   -----------    ------------

LOSS BEFORE INCOME TAXES                                                         (324)         (986)           (583)

INCOME TAX EXPENSE (BENEFIT)                                                      335          (208)           (137)
                                                                          -----------   -----------    ------------

NET LOSS                                                                         (659)         (778)           (446)
                                                                          -----------   -----------    ------------

OTHER COMPREHENSIVE LOSS
     Foreign currency translation adjustment                                     (286)         (220)           (178)
                                                                          -----------   -----------    ------------

COMPREHENSIVE LOSS                                                       $       (945) $       (998)  $        (624)
                                                                          ===========   ===========    ============

NET LOSS PER SHARE                                                       $       (.42) $       (.49)  $        (.28)
                                                                          ===========   ===========    ============

Consolidated Statements of Changes in Stockholders' Equity:                  2000          1999            1998

Stockholders' Equity, beginning balance                                  $      9,893  $     10,891   $      11,515

Net loss                                                                         (659)         (778)           (446)

Other comprehensive loss
     Foreign currency translation adjustment                                     (286)         (220)           (178)
                                                                          -----------   -----------    ------------

Stockholders' Equity, ending balance                                     $      8,948  $      9,893   $      10,891
                                                                          ===========   ===========    ============

See accompanying notes to consolidated financial statements




BONTEX, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

                             June 30, 2000 and 1999
                      (In Thousands, Except Per Share Data)

                                                                                 2000            1999
ASSETS
CURRENT ASSETS:
     Cash                                                                     $       457    $        336
     Trade accounts receivable, less allowance for doubtful
       accounts of $170 ($128 at 1999)                                             12,187          11,765
     Other receivables                                                                378             278
     Inventories                                                                    5,465           5,798
     Deferred income taxes                                                            135             124
     Income taxes refundable                                                           49              67
     Other current assets                                                             120             152
                                                                              -----------    ------------
                Total current assets                                               18,791          18,520
                                                                              -----------    ------------

PROPERTY, PLANT AND EQUIPMENT:
     Land and land improvements                                                       350             361
     Building and building improvements                                             5,525           5,953
     Machinery, furniture and equipment                                            17,797          17,885
     Construction in progress                                                         526             239
                                                                              -----------    ------------
                                                                                   24,198          24,438
     Less accumulated depreciation and amortization                                13,491          12,915
                                                                              -----------    ------------
     Net property, plant and equipment                                             10,707          11,523

Deferred income taxes                                                                 736             599
Other assets, net                                                                     651             522
                                                                              -----------    ------------
                Total assets                                                  $    30,885    $     31,164
                                                                              ===========    ============


LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
     Short-term borrowings                                                    $     8,251    $      9,215
     Long-term debt due currently                                                     626             781
     Accounts payable                                                               7,756           6,375
     Accrued expenses                                                               1,902           1,590
     Income taxes payable                                                             594             197
                                                                              -----------    ------------
                Total current liabilities                                          19,129          18,158

Long-term debt, less current portion                                                2,327           2,601
Deferred income taxes                                                                  42              48
Other long-term liabilities                                                           439             464
                                                                              -----------    ------------
                Total liabilities                                                  21,937          21,271
                                                                              -----------    ------------

STOCKHOLDERS EQUITY:
     Preferred stock of no par value.  Authorized 10,000,000
       shares; none issued                                                              -               -
     Common stock of $.10 par value.  Authorized 10,000,000
       shares; issued and outstanding 1,572,824 shares                                157             157
     Additional capital                                                             1,551           1,551
     Retained earnings                                                              7,461           8,120
     Accumulated other comprehensive income                                          (221)             65
                                                                              -----------    ------------
                Total stockholders' equity                                          8,948           9,893
                                                                              -----------    ------------
                Total liabilities and stockholders' equity                    $    30,885    $     31,164
                                                                              ===========    ============

See accompanying notes to consolidated financial statements.


BONTEX, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

                    Years Ended June 30, 2000, 1999 and 1998
                                 (In Thousands)

                                                                             2000          1999            1998

CASH FLOWS FROM OPERATING ACTIVITIES:
Cash received from customers                                            $     37,378  $     39,152   $      44,499
Cash paid to suppliers and employees                                         (34,886)      (38,237)        (43,245)
Interest received                                                                  4            10              76
Interest paid                                                                   (814)         (931)         (1,063)
Income taxes received (paid), net                                                (74)          128            (210)
                                                                          -----------   -----------    ------------
                Net cash provided by operating activities                     1 ,608           122              57
                                                                          -----------   -----------    ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales of property, plant and equipment                               -             -              15
Purchases of property, plant and equipment                                      (854)       (1,067)         (2,334)
                                                                          -----------   -----------    ------------
                Net cash used in investing activities                           (854)       (1,067)         (2,319)
                                                                          -----------   -----------    ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase (decrease) in short-term borrowings, net                               (404)          898             888
Long-term debt incurred                                                          545           547           1,000
Principal payments on long-term debt                                            (752)         (669)           (594)
                                                                          -----------   -----------    ------------
                Net cash provided by (used in) financing activities             (611)          776           1,294
                                                                          -----------   -----------    ------------

EFFECT OF EXCHANGE RATE CHANGES ON CASH                                          (22)          (12)            112
                                                                          -----------   -----------    ------------
NET INCREASE (DECREASE) IN CASH                                                  121          (181)           (856)

CASH AT BEGINNING OF YEAR                                                        336           517           1,373
                                                                          -----------   -----------    ------------

CASH AT END OF YEAR                                                     $        457  $        336   $         517
                                                                          ===========   ===========    ============

RECONCILIATION OF NET LOSS TO NET CASH
  PROVIDED BY OPERATING ACTIVITIES:
   Net loss                                                             $       (659) $       (778)  $        (446)
   Adjustments to reconcile net loss to net cash provided by
     operating activities:
       Depreciation and amortization                                           1,322         1,372           1,272
       Gain on sale of property, plant and equipment                               -             -              (8)
       Provision for bad debts                                                    92           (39)            252
       Deferred income taxes                                                    (154)         (191)           (271)
       Change in assets and liabilities:
         (Increase) decrease in trade accounts and other receivables           1,495        (1,226)           (522)
         (Increase) decrease in inventories                                   (1,290)           (5)            547
         (Increase) decrease in other assets                                    (322)         (186)            146
         Increase (decrease) in accounts payable and accrued
           expenses                                                            1,988          (367)           (856)
         Increase (decrease) in income taxes payable                             (77)          421             143
         Increase (decrease) in other liabilities                                308            15            (189)
                                                                          -----------   -----------    ------------
   Net cash provided by operating activities                            $      1,608  $        122   $          57
                                                                          ===========   ===========    ============

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
  Construction in progress accrued in accounts payable                             -             -             122
                                                                        $ =========== $ ===========  $ ============

See accompanying notes to consolidated financial statements.

BONTEX, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          June 30, 2000, 1999 and 1998
                  (All amounts in thousands, except share data)

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

Property, Plant and Equipment - Property, plant and equipment are stated at cost. Depreciation and amortization are provided by the straight-line method over the estimated useful lives of the related assets. Estimated useful lives are 10 to 40 years for buildings and building improvements, and 3 to 25 years for machinery, furniture and equipment.

Other Assets - Other assets consist principally of cash surrender value of life insurance, trademarks and various deposits. Trademark costs are amortized on a straight-line basis over five years.

Revenue Recognition - Sales and cost of sales are recognized at the time of product shipment or delivery to the customer, based on sales terms.

Stock Options - The Company uses the disclosure provisions of SFAS No. 123, "Accounting for Stock Based Compensation" (Note 6). The Company continues to measure compensation expense for its stock-based compensation plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees."

Earnings Per Share - Net loss per share has been computed on the basis of the weighted average number of common shares outstanding during each year (1,572,824 shares). Diluted earnings per share is not presented because the effect of stock options is anti-dilutive. See note 6 for information relating to stock options that could potentially dilute basic earnings per share in the future.

Derivative Instruments and Hedging Activities - When appropriate, the Company enters into interest rate swap transactions to manage its interest rate exposure. Income or expense arising from these transactions is accounted for as an adjustment to interest expense over the term of the agreements. On a limited basis, the Company manages its exposure to pulp price changes with pulp futures. In accordance with hedge accounting, gains or losses are recorded as a component of the underlying inventory purchase, since these contracts effectively meet the risk reduction and correlation criteria. Gains or losses on hedges that are terminated prior to the execution of the inventory purchase are recorded in inventory until the inventory is sold. Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," was issued in June 1998. This Statement addresses the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. The Statement, as amended, will be effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. Because the Company has used in the past and continues to consider in the future the use of derivative instruments and hedging activities this statement could have an impact on the Company's future financial statements.

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

[2]      INVENTORIES

Cost of inventories of approximately $1,873 in 2000 and $1,740 in 1999, is determined by the last-in, first-out method (LIFO). Replacement cost for LIFO inventories approximated $2,187 in 2000 and $2,082 in 1999. Inventories of approximately $3,592 in 2000 and $4,058 in 1999, are determined by the first-in, first-out (FIFO) and weighted average bases.

Inventories are summarized as follows:

                                                                 2000            1999

Finished goods                                               $     3,849     $     3,341
Raw materials                                                      1,222           2,025
Supplies                                                             708             774
                                                              ----------      ----------
Inventories at FIFO and weighted average cost                      5,779           6,140
LIFO reserves                                                        314             342
                                                              ----------      ----------

                                                             $     5,465     $     5,798
                                                              ==========      ==========

During 1999 and 1998, LIFO layers were reduced resulting in charging lower inventory costs to cost of sales of $255 and $55, respectively. In 2000, LIFO layers were not reduced.


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

Information related to net sales by geographic area follows:

                   North America        Asia/Pacific       Europe/Middle East      Latin America          Total

2000                $   6,731           $   16,366            $   14,264             $   2,094         $  39,455
1999                $   7,086           $   15,301            $   15,315             $   1,623         $  39,325
1998                $   7,790           $   18,115            $   16,473             $   1,105         $  43,483


No single customer accounts for 10 percent or more of the Company's consolidated net sales for 2000, 1999 and 1998. One distributor accounted for 19.2 percent in 2000, 15.2 percent in 1999 and 10.8 percent in 1998 of the Company's consolidated net sales.

Information related to the North American and European operations follows:

                                            North American        European
                                              Operations         Operations       Eliminations        Consolidated
2000:
   Total assets                               $    16,046       $     16,904      $      2,065        $     30,885
   Net loss                                          (508)              (151)                -                (659)
   Operating income (loss)                           (733)             1,297                 -                 564
   Net sales                                       16,861             22,990              (396)             39,455
   Interest expense                                   372                462                 -                 834
   Depreciation and amortization                      815                507                 -               1,322
   Income tax expense (benefit)                      (151)               486                 -                 335
   Total expenditures for additions to
     property, plant and equipment                    381                473                 -                 854



1999:
   Total assets                                 $   14,817         $   18,345     $     (1,998)       $     31,164
   Net income (loss)                                  (829)                51                -                (778)
   Operating income (loss)                         (1,327)              1,276                -                 (51)
   Net sales                                        15,661             23,954             (290)             39,325
   Interest expense                                    308                615                -                 923
   Depreciation and amortization                       794                578                -               1,372
   Income tax expense (benefit)                       (402)               194                -                (208)
   Total expenditures for additions to
     property, plant and equipment                     389                678                -               1,067

1998:
   Total assets                                 $   16,550         $   17,961     $     (1,998)       $     32,513
   Net income (loss)                                  (789)               343                -                (446)
   Operating income (loss)                          (1,524)             2,024                -                 500
   Net sales                                        18,382             25,560             (459)             43,483
   Interest expense                                    286                770                -               1,056
   Depreciation and amortization                       763                509                -               1,272
   Income tax expense (benefit)                       (444)               307                -                (137)
   Total expenditures for additions to
     property, plant and equipment                   1,175              1,159                -               2,334



Retained earnings of foreign operations not available for distribution amounted to approximately $757 and $763 at June 30, 2000 and 1999, respectively.


[4]      LONG-TERM DEBT AND FINANCING AGREEMENTS


The following long-term debt was outstanding as of June 30, 2000 and 1999:

                                                                                         2000             1999
10.5%(prime rate plus 1%) loan payable to a United States bank in monthly installments of $17 through January 2005; collateralized by property and equipment located in the U.S. and subject to various loan
     covenants.                                                                     $         917   $             -

8.50%loan payable to a United States bank in quarterly installments of $80 through July 2001; collateralized by accounts receivable, inventory and other noncurrent assets in the U.S. and subject to various loan covenants.
     Refinanced January 2000.                                                                   -               720

4.70% loan payable to a Belgian bank in quarterly
     installments of $8 through June 2005.                                                    166               215

4.70% loan payable to a Belgian bank in quarterly
     installments of $15 through June 2005.                                                   296               384

5.20% loan payable to a Belgian bank in quarterly
     installments of $30 through June 2005.                                                   592               768

5.50% loan payable to a Belgian bank in quarterly
     installments of $7 through June 2005.                                                    148               192


5.85% loan payable to a Belgian bank in quarterly
     installments of $23 through June 2005.                                         $         455   $           591

3.95% loan payable to a Belgian bank in quarterly
     installments of $24 through April 2004.                                                  379               512
                                                                                     ------------    --------------
                                                                                            2,953             3,382

Less long-term debt due currently                                                             626               781
                                                                                     ------------    --------------
Long-term debt                                                                      $       2,327   $         2,601
                                                                                     ============    ==============


The principal payments of long-term debt are as follows:

2001                                                            $       626
2002                                                                    625
2003                                                                    625
2004                                                                    624
2005                                                                    453
                                                                 ----------


Total                                                           $     2,953
                                                                 ==========

The loans payable to a Belgian bank are collateralized with a mortgage on Bontex S.A.'s buildings and the right to request a second mortgage on the buildings.

European operations have short-term credit facilities totaling approximately $7,186 and $8,633 at June 30, 2000 and 1999, respectively. As of June 30, borrowings under these facilities were as follows:

                                                                        2000            1999

Short-term bank loans with variable interest rates, ranging
   from 4.77% to 7.45% at June 30, 2000                              $   5,100       $    6,642
Overdrafts                                                                   -                2
                                                                      --------        ---------

                                                                     $   5,100       $    6,644
                                                                      ========        =========

Three banks in Belgium share a security interest in most of the assets of Bontex S.A. for 37.5 percent of the credit facilities granted, and the right to request additional security interest of another 37.5 percent of the credit facilities granted. As of June 30, 2000 and 1999 one of the banks under these facilities had the right to request a security interest up to $1.184 and $1,280, respectively. Bontex S.A. committed to one of the banks to maintain certain covenants which were met at June 30, 2000.

Bontex USA has a line of credit arrangement whereby Bontex USA may borrow up to $4,000, based on the value of certain assets, at prime plus 1.00 percent (10.5 percent at June 30, 2000). At June 30, 2000, Bontex USA had borrowings of $3,151 outstanding under this line of credit. The secured line of credit is collateralized by trade accounts receivable, inventory and other noncurrent assets. At June 30, 1999, Bontex USA had a line of credit arrangement whereby Bontex USA could borrow up to $ 2,750 at prime plus 1.25 percent (9.0 percent at June 30, 1999). At June 30, 1999, Bontex USA had borrowings of $2,750 outstanding under this line of credit.

Consolidated weighted average interest rates on short-term borrowings at June 30, 2000 and 1999 are 6.9 and 6.0 percent, respectively.

During 2000 and 1999, Bontex USA was subject to various loan covenants under its secured debt agreements and has pledged certain current and noncurrent assets as collateral. Bontex USA was in compliance with the applicable covenants at June 30, 2000 and 1999. In January 2000, Bontex USA refinanced its previous long and short-term debt with a new secured debt agreement.


[5]      INCOME TAXES

The U.S. and foreign components of income tax expense (benefit) are as follows:

                                                        Current          Deferred          Total
2000:
     Federal                                         $          -      $      (136)     $     (136)
     State                                                      -              (15)            (15)
     Foreign                                                  489               (3)            486
                                                      -----------       -----------      ----------

                                                     $        489      $      (154)     $      335
                                                      ===========       ===========      ==========

1999:
     Federal                                         $       (151)     $      (210)     $     (361)
     State                                                    (17)             (24)            (41)
     Foreign                                                  151               43             194
                                                      -----------       -----------      ----------

                                                     $        (17)     $      (191)     $     (208)
                                                      ===========       ===========      ==========

1998:
     Federal                                         $        (72)     $      (334)     $     (406)
     State                                                    (18)             (41)            (59)
     Foreign                                                  224              104             328
                                                      -----------       -----------      ----------

                                                     $        134      $      (271)     $     (137)
                                                      ===========       ===========      ==========

Income tax expense (benefit) differs from the expected tax expense (benefit), computed by applying the U.S. Federal corporate rate to loss before income taxes, as follows:

                                                           2000                   1999                  1998

Federal income tax at statutory rate (34%)             $      (110)             $    (334)           $     (198)
Increase (reduction) in income taxes
   resulting from:
     Foreign income at other than
       U.S. rates                                               82                     25                    33
     State and local taxes, net of federal
       income tax benefit                                      (10)                   (27)                  (27)
     Accrual for tax examination                               239                      -                     -
     Other differences, net                                    134                    128                    55
                                                        ----------              ---------            ----------

     Income tax expense (benefit)                      $       335             $     (208)          $      (137)
                                                        ==========              =========            ==========

During fiscal year 2000, the Ministere Des Finances, the Belgian tax authority, completed an examination of Bontex S.A.'s ("BXSA"), the Company's Belgian subsidiary, tax returns for 1997, 1998 and 1999 and extended the tax examination to 1995 and 1996 based on certain items. BXSA has received notices of proposed tax adjustments to these tax returns. The proposed tax adjustments arise from items which are considered disallowed expenses by tax authorities, including commissions paid to certain distributors and clients, certain travel expenses and various smaller items including allowances for doubtful receivables and certain insurance premiums. The proposed tax adjustments by the Belgian authorities approximate $820,000. The Company believes, based in part on written opinion of external counsel, it has meritorious legal defenses to many of the claims and the Company intends to defend such claims. The Company's best estimate of the most likely amount payable for the foregoing tax matters is $239,000, and accordingly, a provision for this amount has been accrued at June 30, 2000. Similar deductions relating to the year ended June 30, 2000 that in light of the current information may be disallowed have been treated as disallowed expenses in the calculation of the current year's tax provision.

The components of deferred tax assets and liabilities at June 30, 2000 and 1999 are presented below:

                                                                                   2000             1999

Deferred tax assets:
   Accounts receivable, principally due to allowance
     for doubtful accounts                                                      $       15      $        10
   Inventories, principally due to additional costs
     capitalized for tax purposes                                                      101               95
   Other assets, due to difference in amortization of
     trademarks                                                                        170              161
   Accrued pension and retirement benefits                                             117              119
   Net operating loss carryforwards                                                  1,263            1,077
   Alternative minimum tax credit carryforwards                                         36               36
   Other                                                                                81               90
                                                                                 ---------       ----------
                  Total gross deferred tax assets                                    1,783            1,588
                                                                                 ---------       ----------
Deferred tax liabilities:
   Plant and equipment, principally due to differences
     in depreciation and capital gain recognition                                     (942)            (900)
   Other                                                                               (12)             (13)
                                                                                 ---------       ----------

                  Total gross deferred tax liabilities                                (954)            (913)
                                                                                 ---------       ----------

                  Net deferred tax assets                                       $      829      $       675
                                                                                 =========       ==========


The U.S. and foreign components of the net deferred tax asset at June 30, 2000 and 1999 are presented below:

                                  Current                Noncurrent                  Total
2000:
   U.S. Operations           $          103           $           736            $        839
   European Operations                   32                       (42)                    (10)
                                 ----------            --------------             -----------

                             $          135           $           694            $        829
                                 ==========            ==============             ===========

   1999:
   U.S. Operations           $           92           $           599            $        691
   European Operations                   32                       (48)                    (16)
                                 ----------            --------------             -----------

                             $          124           $           551            $        675
                                 ==========            ==============             ===========

At June 30, 2000, in addition to an alternative minimum tax credit carryforward of $36 at Bontex USA, the Company had approximately $3,473 at Bontex USA in net operating loss carryforwards to offset future taxable income, of which $258, $361, $851, $1,491 and $512 at Bontex USA expire in 2010, 2011, 2013, 2019 and
2020, respectively.

At June 30, 2000, the Company has not recognized a deferred tax liability of $106 for the cumulative amount of undistributed income of its foreign subsidiaries, because there are no plans to pay dividends in the foreseeable future. As of June 30, 2000, undistributed income of the foreign subsidiaries was approximately $2,122, of which approximately $757 is not available for distribution.

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


[6]      RETIREMENT AND COMPENSATION PLANS

The Company has pension plans covering substantially all full-time domestic employees and certain foreign employees. The benefits from the Company's domestic contributory defined benefit plan are based upon years of service and the employee's average earnings for the five highest consecutive years of compensation during the ten years immediately preceding retirement. Participant contributions to the plan were 3.5 percent of employee annual earnings for fiscal years ending June 30, 2000, 1999 and 1998. The Company's funding policy is to contribute amounts to the plan sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, and any such additional amounts as the Company may determine to be appropriate from time to time. Annual provisions for accrued pension costs are based on independent actuarial valuations.

The Plan's change in benefit obligation, change in plan assets, funded status and amounts recognized in the Company's consolidated financial statements at June 30 for its United States pension plan are as follows:

                                                                           2000                        1999

Actuarial present value of benefit obligations:
   Accumulated benefit obligation, including
     vested benefits (2000, $4,436 and 1999, $4,289)                   $     4,491                 $     4,351
                                                                        ==========                  ==========

Change in Benefit Obligation:
Benefit obligation at beginning of year                                $     5,240                 $     5,582
Service cost                                                                   111                         110
Interest cost                                                                  381                         384
Plan participants' contributions                                                68                          83
Actuarial (gain) loss                                                          (91)                       (476)
Benefits paid                                                                 (438)                       (443)
                                                                        ----------                  ----------
Benefit obligation at end of year                                      $     5,271                 $     5,240
                                                                        ==========                  ==========

Change in Plan Assets:
Fair value of plan assets at beginning of year                         $     5,710                 $     5,553
Actual return on plan assets                                                    89                         517
Plan participants' contributions                                                68                          83
Benefits paid                                                                 (438)                       (443)
                                                                        ----------                  ----------
Fair value of plan assets at end of year                               $     5,429                 $     5,710
                                                                        ==========                  ==========

Funded status                                                          $       158                 $       470
Unrecognized net actuarial loss                                               (533)                       (847)
Unrecognized prior service cost                                                118                         132
Unrecognized transition obligation                                             (65)                        (82)
                                                                        ----------                  ----------
Accrued benefit costs                                                   $     (322)                 $     (327)
                                                                        ==========                  ==========

The Company's net periodic benefit costs for its United States pension plan for the years ended June 30, 2000, 1999 and 1998 include the following components:

                                                         2000                1999                1998

Service cost                                       $          179        $        193        $        182
Interest cost                                                 381                 384                 397
Expected return on plan assets                               (496)               (517)               (766)
Net amortization and deferral                                 (29)                (20)                330
                                                      -----------         -----------         -----------
Net periodic benefit cost                          $           35        $         40        $        143
                                                      ===========         ===========         ===========

The weighted average discount rate used in determining the actuarial present value of the projected benefit obligations was 7.75 percent for 2000, 1999 and 1998. The rate of increase for future compensation levels used in determining the obligation was 5.0 percent for 2000, 1999, and 1998. The expected long-term rate of return on plan assets in 2000, 1999 and 1998 was 9.0 percent.

Pension assets are held under a group annuity contract with an insurance company. Certain amounts are commingled with the general assets of the insurance company and the remainder is invested in separate accounts, managed by the insurance company, which include domestic equity, domestic government, corporate and private placement bonds and domestic real estate equity.

The pension expense relating to the foreign subsidiary's insured pension and disability plan amounted to $96, $62, and $45 in 2000, 1999 and 1998, respectively. Benefits are based on years of service and the average of the last five years annual earnings.

The Company provides a tax deferred compensation benefit plan for certain executives. The plan allows the employee to defer up to four percent of his compensation with a Company match of up to one percent of compensation. The Company's contribution funds life insurance policies on each executive, with the Company as owner and beneficiary. The Company's expense for the plan in 2000, 1999 and 1998 was $3, $4, and $6, respectively.

The Company provides certain supplemental retirement benefits to the President of the Company. Expenses related to these benefits were approximately $49 in 1999 and $112 in 1998. There was no expense for 2000. The agreement contains a change in control provision that would accelerate the payment of these benefits. The maximum liability under this agreement, in such event, would be approximately $226.

The Company has granted stock options to certain key executives to purchase shares of the Company's common stock. These options generally vest in six months or less and expire 10 years from the grant date. Additional information with respect to stock option activity is as follows:

                                                    Number              Weighted Average
                                                  Of Shares              Exercise Price

Outstanding at June 30, 1998                                 -            $           -
     Granted                                           112,000                     4.90
                                                --------------
Outstanding at June 30, 1999                           112,000                     4.90
     Granted                                            59,997                     2.00
     Cancelled                                         (60,000)                    4.90
                                                --------------
Outstanding at June 30, 2000                           111,997                     3.35
                                                ==============

Options exercisable at June 30, 1999                   112,000                     4.90
                                                ==============

Options exercisable at June 30, 2000                    52,000                     4.90
                                                ==============

The following table summarizes information about stock options outstanding and exercisable at June 30, 2000:

                            Stock Options Outstanding

                                            Weighted Average
      Range of             Number of            Remaining           Weighted
      Exercise              Options            Contractual           Average
       Prices             Outstanding         Life in Years      Exercise Price

   $ 2.00 - $5.63           111,997               8.75          $       3.35

                              Stock Options Exercisable

       Range of            Number of            Weighted
      Exercise               Shares              Average
       Prices             Exercisable        Exercise Price

   $4.50 - $5.63            52,000            $   4.90


The Company applies APB Opinion No. 25 in accounting for its stock-based compensation and, accordingly, no compensation cost has been recognized for its stock options in the consolidated financial statements. Had compensation cost for the stock options been determined consistent with SFAS No. 123, the Company's net loss and net loss per share would have been increased to the pro forma amounts shown below:

                                        2000            1999
Net Loss:
As reported                          $      659      $     778
Pro forma                            $      709      $     826

Net Loss Per Share:
As Reported                          $      .42      $     .49
Pro forma                            $      .46      $     .52

The weighted average fair value of stock options granted during 2000 and 1999 was $1.29 and $.67 per share, respectively. These amounts were determined using the Black-Scholes option-pricing model. The assumptions used in the model were as follows for stock options granted in 2000 and 1999:

                                            2000           1999

Risk-free interest rate                       6.30%        5.93%
Expected volatility of common stock           55.3%        44.5%
Dividend yield                                   -           -
Expected life of options                        10      8 to 8.8 years


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

The Company has periodically used derivative instruments for the purpose of hedging commodity and interest rate exposures. As a policy, the Company does not engage in speculative transactions, nor does the Company hold or issue financial instruments for trading purposes.

Interest Rate Swaps - At June 30, 2000, the Company had no outstanding interest rate swap agreements. At June 30, 1999, the Company had one outstanding interest rate swap agreement with a bank having a notional amount of $1,000, which terminated January 20, 2000. This swap agreement provided for the payment of interest based on a fixed rate of 6.35 percent, and remained unchanged over the term of the agreement. The floating rate of the swap agreement was based on the London Inter Bank Offered Rate (LIBOR) and was reset every 90 days based on market conditions. The nature of the swap agreement changed variable rate debt to fixed rate debt. The interest rate differential paid or received under a swap is recognized over the term of the contract as adjustments are made to the effective yield of the underlying debt. An interest premium of $6, $44, and $41 was paid during 2000, 1999, and 1998, respectively.

The contract or notional amounts and estimated fair value of the Company's interest rate swaps at June 30, 2000 and 1999 are as follows:

                                                  2000                                              1999
                            Contract or Notional             Estimated              Contract or         Notional Estimated
                                   Amount                    Fair Value                Amount               Fair Value
Interest rate swap                  $ -                         $ -                   $ 1,000                 $ (8)


As of June 30, 2000, approximately $9.2 million of variable rate debt is not covered by interest rate swaps and is therefore subject to market risk of rate changes.

Commodities - During the first quarter of fiscal year 1998, the Company began on a limited basis to manage its exposure to pulp price changes with pulp futures. In accordance with hedge accounting, gains or losses are recorded as a component of the underlying purchase, since these contracts effectively meet the risk reduction and correlation criteria. Gains or losses on hedges that are terminated prior to the execution of the inventory purchase are recorded in inventory until the inventory is sold. During fiscal years 2000 and 1999, the Company did not hold any related derivatives for pulp futures.

Fair Value of Financial Instruments - The following assumptions were used by the Company to estimate the fair value of its financial instruments: The carrying amounts reported in the balance sheets for cash, cash equivalents, trade accounts receivable, other receivables, short-term borrowings, accounts payable and accrued expenses approximate fair value because of the short maturity of these instruments. The fair value of long-term debt is estimated using discounted cash flows based on the Company's incremental borrowing rates, and approximates $2,695 at June 30, 2000. Unrealized gains or losses on the fair value of interest rate swap agreements are estimated based on current interest rates.

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

Litigation - In the normal course of business, the Company is subject to proceedings, lawsuits and other claims which are subject to many uncertainties, for which their outcomes are not predictable with assurance. There are no legal proceedings, lawsuits or other claims pending, other than those discussed in note 5, against or involving the Company that, in the opinion of management, will have a material adverse impact upon the financial condition of the Company.

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

EURO Currency Conversion - On January 1, 1999, the EURO became the official currency of the Economic and Monetary Union (EMU). Accordingly, the EURO had a significant affect on the Company's operations, as approximately 25 percent of the Company's consolidated sales are to customers located in the Europe Union. Additionally, a large portion of the Company's manufacturing and marketing operations are based in Belgium and Italy. The Company has implemented a change over plan which convert, among other things, pricing, financial reporting, banking facilities, financing, currency hedging, and information systems.

Leases - Rental expenses for all operating leases amounted to $106, $117 and $127 in 2000, 1999 and 1998, respectively. The Company anticipates future rental expenses for operating leases to approximate $130 each year for the next five years.

INDEPENDENT AUDITORS' REPORT

KPMG LLP [logo]
10 S. Jefferson Street, Suite 1710
Roanoke, VA 24011-1331



The Board of Directors and Stockholders of Bontex, Inc.:

We have audited the accompanying consolidated balance sheets of Bontex, Inc. and subsidiaries as of June 30, 2000 and 1999, and the related consolidated statements of income (loss) and comprehensive income (loss), changes in stockholders' equity, and cash flows for each of the years in the three-year period ended June 30, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bontex, Inc. and subsidiaries as of June 30, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2000, in conformity with accounting principles generally accepted in the United States of America.



                                                              KPMG LLP

August 25, 2000




----------------------------------------------------
DIRECTORS, EXECUTIVES & OFFICERS
----------------------------------------------------

James C. Kostelni                                   +             Chairman of the Board, President,
                                                                      Chief Executive Officer and Director

    William J. Binnie                               +*            Director

    Michael J. Breton                                             Director of International Operations

    William B. D'Surney                                           Director

    David A. Dugan                                                Controller and Assistant
                                                                      Corporate Secretary

    Charles W. J. Kostelni                                        Senior Vice President, Corporate Controller,
                                                                      Corporate Secretary and Director

    Jeffrey C. Kostelni                                           Senior Vice President, Treasurer,
                                                                      Chief Financial Officer and Director

    Frank B. Mayorshi                               +*            Director

    Larry E. Morris                                               Technical Sales Director and Director

    Dr. Joseph F. Raffetto                                        Director

    Patricia S. Tischio                                           Director

    Robert J. Weeks                                 +*            Director


                                                                  +Member of Executive Committee
                                                                  *Member of Audit Committee

----------------------------------------------------
    COUNSEL
----------------------------------------------------

    Woods, Rogers & Hazlegrove, P.L.C.
    Attorneys at Law                                              Roanoke, Virginia

----------------------------------------------------
    INDEPENDENT AUDITORS
----------------------------------------------------

    KPMG LLP
    Certified Public Accountants                                  Roanoke, Virginia

----------------------------------------------------
    TRANSFER AGENT
----------------------------------------------------

    Registrar & Transfer Company                                  Cranford, New Jersey







-------------------------------------------------------          -----------------------------------------------------
LOCATIONS                                                          STOCKHOLDERS' INFORMATION
-------------------------------------------------------          -----------------------------------------------------

World Headquarters and North American                             Annual Meeting
Manufacturing                                                         10:30 a.m. November 2, 2000
    Bontex, Inc.                                                      Best Western Inn at Hunt Ridge
    One Bontex Drive                                                  Willow Springs Drive
    Buena Vista, Virginia 24416-1500 U.S.A.                           Lexington, Virginia 24450
    800-733-4234 / 540-261-2181
    E-mail:  bontex@bontex.com
    Website:  http://www.bontex.com

European Headquarters and Manufacturing                           Independent Auditors
    Bontex S. A.                                                      KPMG LLP
    Rue Slar                                                          10 S. Jefferson Street, Suite 1710
    4801 Stembert, Belgium                                            Roanoke, Virginia 24011-1331
    E-mail:  bontexsa@mail.att.net
    Website: http://www.bontex.be

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

    Bontex Hong Kong                                                  Corporate Controller
    301 International Trade Centre                                    Bontex, Inc.
    11 Sha Tsui Road, Tsuen Wan                                       One Bontex Drive
    Hong Kong                                                         Buena Vista, Virginia 24416-1500

    Bontex Vietnam
    Floor 2, Room 204, 99 Pasteur St.
    Dist.1, HCMC Vietnam

International Liaison Offices                                     Bontex logo
    Bontex Australia
    20 Munro Street                                               The Bontex(R) logo is a registered trademark of
    Macleod VIC 3085                                              Bontex, Inc.
    Australia
                                                                  Bontex, Inc. is an equal opportunity employer.
    Bontex Korea
    Rm. 601, Songnam Bldg.                                        Accepted by the American Podiatric Medical
    76-1, 4Ga, Chung Angdong                                      Association (LOGO)
    Chung-Gu, Busan, 600-014, Korea

    Bontex Taiwan                                                 BS EN ISO 9001 Registered Company SATRA
    8FL.,  No. 52, Sec. 2                                         (Logo)
    Chung Shan N. Rd.                                             National Accreditation of Certification Bodies
    Taipei, 10419, Taiwan                                         (Logo)

North American Warehouse Facilities                               SATRA - Footwear Technology Centre (Logo)
    Paterson, New Jersey
    St. Louis, Missouri
    Cambridge, Ontario, Canada
    Montreal, Quebec, Canada                                      (RECYCLE LOGO) Recycled Paper



[BACK COVER]

                            [Bontex Logo] BONTEX [R]

               One Bontex Drive, Buena Vista, Virginia 24416-1500
                    Telephone: 540-261-2181 Fax: 540-261-3784
                 e-mail: bontex@bontex.com http://www.bontex.com

   Manufactured by: BONTEX [R] Buena Vista, VA BONTEX S.A., Stembert, Belgium
             Distributed and Converted by: BONTEX [R] Italia S.R.L.,
                          Villafranca, Verona, Italy.
            BONTEX [R] de Mexico, Leon, Mexico, BONTEX [R] Hong Kong