Form 10-K405, Exhibit 13
period 2001-06-30
BONTEX INC
filed 2001-09-28
CIK 41052

Exhibit 13
[FRONT COVER]


                            [Bontex logo] BONTEX [R]
                              [2001 Annual Report]

CONTENTS


                           [BONTEX SYMBOL] BONTEX [R]


                         CONSOLIDATED 2001 ANNUAL REPORT

         "WITH OVER 50 YEARS OF EXPERIENCE, BONTEX IS A GLOBAL LEADER IN
          OUR CORE INDUSTRIES WE SERVE. ALMOST ALL THE BRANDED FOOTWEAR
                       IN THE WORLD USE BONTEX, AND DURING
2001, BONTEX CONTINUED TO DEVELOP AND INTRODUCE MORE NEW AND ADVANCED PRODUCTS."



2          Mission Statement, Corporate and           5         Management's Discussion and
           Product Profile                                      Analysis

3          Message to Shareholders                    13        Consolidated Financial Statements and
                                                                Notes

4          Financial Highlights                       28        Independent Auditors' Report


CORPORATE HIGHLIGHTS


1946        Bontex was originally established as a leather        1996       The Company restructures and officially
            processing operation in Newark, New Jersey.                      operates globally as Bontex, Inc., formerly
                                                                             Georgia Bonded Fibers, Inc.
1954        Bontex elastomeric wet web cellulose materials
            were first produced in Buena Vista, Virginia.         1997       Bontex export sales from USA exceed $10
                                                                             million.  Bontex establishes Bontex Hong
1959        Bontex goes public with stock issuance and listing               Kong to further expand export sales.
            on NASDAQ stock market.                                          Bontex enters into key strategic
                                                                             partnerships to market a range of
1969        Bontex begins Bontex SA investment in Belgium,                   nonwoven materials.  Bontex becomes the
            then and today, one of the world's largest and                   first global manufacturer in our industry to
            highest capacity factories manufacturing                         be ISO  9001certified, SATRA accredited
            elastomeric wet web fiberboard products.                         laboratory certified and SATRA Quality
                                                                             Mark approval for several products.

1986        Bontex establishes a base of operations in Italy, as
            Bontex Italia begins sales, marketing, and            1999-      Three year transition as Bontex begins
            converting operations.                                2001       long-term repositioning as a multi-
                                                                             dimensional company. Bontex introduced a
1995        Bontex sales exceed $50 million. Bontex                          broader range of materials, including
            establishes Bontex de Mexico to expand export                    Bontex 90 Insole Seat-board, economical
            sales.                                                           insole products, Bon-Stitch linings, and

                                                                             Bon-Stitch next generation nonwoven
                                                                             insoles. Bontex embarks on an advanced
                                                                             material system for footwear and
                                                                             non-footwear applications.

MISSION STATEMENT

              OUR MISSION IS TO BE THE GLOBAL LEADER IN THE MARKETS
                WE SERVE, BY PROVIDING CUSTOMERS WITH WORLD CLASS
                          QUALITY PRODUCTS AND SERVICE.



CORPORATE PROFILE

Bontex, Inc. was originally founded in June 1946 under the laws of the State of New Jersey as a leather processing operation. Today, Bontex, Inc. ("Bontex" or the "Company") is a leading worldwide manufacturer and distributor of uncoated and coated elastomeric wet web impregnated fiberboard products, generally described by the trademark BONTEX(R). BONTEX(R) is primarily used as an insole material in footwear, as well as visorboard in headwear, dielectric sealing base in automotive door panels, backing substrate, stiffener and laminating base in luggage, leathergoods, and allied products. All BONTEX(R) fiberboard products are designed to be "environmentally-friendly," because Bontex uses recycled and primary cellulose fibers originally derived from trees, a renewable resource.

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



BONTEX(R)             SUPERTEX(R)                BON-PEL(R)nonwoven
MORI-FLEX(R)          BON-FOAM(R)cushion         BON-STITCH(R)
MAXXON(R)cushion      VINTEX(R)                  SUR-V-LON(R)vinyl coated Bontex
BON-DOE(R)            SIR-PEL(R)                 CONTOUR(R)
MORIMER(R)            SURTEX(R)                  BONTEX(R)RECYCLED


Bontex is continuing to embark on repositioning the Company to manufacture and supply a range of advanced material systems to both footwear and non-footwear applications. During the previous three years, the Company has successfully introduced several new products, and during the next year, the Company anticipates introducing several additional new products.

MESSAGE TO SHAREHOLDERS
(Bontex Symbol) BONTEX [R]                  ONE BONTEX DRIVE
                                            BUENA VISTA, VIRGINIA 24416-1500
                                            email: bontex@bontex.com
                                            http://www.bontex.com

Dear Fellow Shareholder:

As I write this letter, Bontex continues to work through one of the most challenging periods in the history of the Company. I am pleased to report that much progress has been made, and we are optimistic that fiscal 2002 will be a pivotal year in returning Bontex to profitability, but much work remains ahead of us. Our management team is committed to working aggressively to address the operating losses and their impact on our financial position. We will continue to evaluate all of our business strategies and we will take the necessary measures considered appropriate to ensure the long-term success and profitability of Bontex.

We are not pleased with the losses incurred by Bontex, and my message to shareholders continues to focus on our efforts to return the Company to profitability. Therefore, I will refer you to our Management's Discussion and Analysis for further comments regarding the Company's financial performance and the detailed description of the challenging operating conditions confronting Bontex.

In the near term, our returning to profitability depends on increasing sales of our core products and adjusting our cost structure so that Bontex can compete as a low-cost supplier of quality elastomeric wet web fiberboard products. As outlined in my letter to you last year, after an analysis of our business model for the past fifty years, we realized that the long-term success of the Company depends on changing into a multi-dimensional company. This entails an inherently long process that requires the engagement of the entire Company. We are well into the process and we remain focused on our key initiatives, but this major effort will take much time.

We have been able to increase sales, in spite of the highly competitive environment in which the Company operates, through our focused efforts to maintain existing specification customers, add new specification and non-specification customers, and bring new products to the marketplace. Our sales volume increased by 17% this year, as compared to a 7% increase in volume last year. We are confident that this momentum in sales will continue, as we remained focused on all our sales initiatives.

In addressing our cost structure, we continue to implement several measures that will contain costs, including new technologies for process controls and formulation in manufacturing, purchase commitments for primary raw materials with "partner" suppliers, which contribute to added stability in our purchase prices as well as secure adequate raw materials, reorganize and stream-line our sales network operations, staff reductions and other cost cutting measures. We expect when all these measures are fully implemented and realized, these efforts should contribute significantly to our annualized cost reductions.

Today, Bontex manufactures the highest quality products we have ever made, and we will continue to be an improvement driven company. We are not only one of the world's largest manufacturers and distributors of cellulose and nonwoven insoling materials to the footwear industry, but we can boast that we are the global leader in supplying these products to the high-end market segment of our industry. We are also the leader in quality products, as supported by being the first global manufacturer in our industry to be ISO 9001 with the SATRA Quality Mark and a SATRA Accredited Laboratory.

We cannot simply maintain our position in the footwear industry. It is crucial to increase our sales in order to provide a revenue and profit base from which to build upon for both footwear and non-footwear products. During the past two years, we have successfully increased our market share in our core footwear business relative to the overall market and relative to our primary global competitors through the introduction of our new products. Our new footwear products, including our Bontex 90 Seat-board and Bon-Stitch nonwoven materials, contributed over $2.0 million in sales last year. Furthermore, the introduction of a range of economical cellulose products, the largest market segment for Bontex type products, increased sales volume and contributed to better capacity utilization. The positive effects of greater economies are expected to enhance our competitive position in the future, especially with Bontex SA, our production facility in Belgium, which we regard as the highest capacity and most efficient factory in our industry worldwide. These sales increases were partially offset by the aggressive pricing of our primary global competitor, which has been costly to Bontex over the past few years. In spite of this competitive situation, we have not lost any major specification accounts, but the reduction in pricing and operating profits has been significant.

Our efforts to develop new non-footwear products also remain an important priority. Although much progress has been made, significant work continues to be ahead of us in order to develop new and viable specialty materials. We will continue to utilize consultants with the technical knowledge to enable Bontex to develop these new materials. The emphasis on increasing sales for the Company, especially with Bontex USA, is an important priority, because the contraction of the US domestic market has resulted in a loss of an important volume of this business for the Company. As with all manufacturers, Bontex is volume sensitive, and the lower the volume, the higher our per unit costs. Sales from new products combined with cost cutting measures will be crucial to the profitability of the Company.

Prior to closing my letter, a major event of historical significance has occurred, which will affect Bontex and much of the world. The United States of America has been attacked by terrorists with the devastation at the World Trade Center in New York and the Pentagon near Washington DC. The ramifications of these atrocities will be significant. We cannot predict with any certainty the full ultimate impact on Bontex or on us as individuals, but the world we all live in will be changed by this defining moment and tragedy. We can report that Bontex has not yet been directly affected, but we will eventually work through the resulting adversities. Our thoughts and prayers are with the victims of these horrendous and unprecedented attacks.

We greatly appreciate our shareholders' support of our efforts to develop Bontex into a more diverse company, as well as the commitment and invaluable role of our Board of Directors, employees and distributors globally, and the loyalty and trust from our customers.

s/James C. Kostelni
James C. Kostelni
Chairman and Chief Executive Officer

See accompanying safe harbor disclosure on page 5

------------------------------------------------------------------------------
           Bontex, Inc., Bontex SA (Belgium), Bontex S.r.l. (Italy),
               Bontex Hong Kong, Bontex de Mexico, Bontex Vietnam


BONTEX, INC. AND SUBSIDIARIES
Summary of Selected Ten Year Data1
(In Thousands, Except Per Share Data and Ratios)

                                                                      YEARS ENDED JUNE 30,

                                2001      2000       1999      1998      1997      1996      1995       1994      1993      1992

Net sales                    $  42,504  $ 39,455  $  39,325  $ 43,483  $ 50,333 $  47,618  $ 50,998  $  47,729 $  46,710  $ 46,534
                              ========   =======   ========  ========  ========   =======   =======   ========  ========  ========

Income (loss) before
   cumulative effect of
   change in accounting
   principles                $  (1,526) $   (659) $    (778) $   (446) $  1,733 $    (602) $ (1,458) $     935 $     193  $    942

Cumulative effect of
   change in accounting
   principles                        -         -          -         -         -         -         -        400         -         -
                              --------   -------   --------  --------  --------   -------   -------   --------  --------  --------

Net income (loss)            $  (1,526) $   (659) $    (778) $   (446) $  1,733 $    (602) $ (1,458) $   1,335 $     193  $    942
                              ========   =======   ========  ========  ========   =======   =======   ========  ========  ========

Income (loss) per share:
Before cumulative effect
   of change in accounting
   principles                $    (.97) $   (.42) $    (.49) $   (.28) $   1.10 $    (.38) $   (.93) $     .60 $     .12  $    .60

Cumulative effect of change
   in accounting principles          -         -          -         -         -         -         -        .25         -         -
                              --------   -------   --------  --------  --------   -------   -------   --------  --------  --------

Net income (loss)            $    (.97) $   (.42) $    (.49) $   (.28) $   1.10 $    (.38) $   (.93) $     .85 $     .12  $    .60
                              ========   =======   ========  ========  ========   =======   =======   ========  ========  ========

Total assets                 $  27,439  $ 30,885  $  31,164  $ 32,513  $ 32,906 $  33,181  $ 39,527  $  31,032 $  28,840  $ 28,669

Total stockholders' equity   $   6,975  $  8,948  $   9,893  $ 10,891  $ 11,515 $  10,308  $ 11,186  $  12,080 $  10,521  $ 10,825

Capital expenditures         $     747  $    854  $   1,067  $  2,334  $  2,389 $   2,157  $  1,704  $   1,868 $   1,226  $  1,787

Cash flows provided by
   (used in) operating
   activities                $    (774) $  1,608  $     122  $     57  $  3,037 $   1,180  $ (2,073) $   1,078 $    (122) $    215

Long-term debt,
   noncurrent                $   1,568  $  2,327  $   2,601  $  2,256  $  2,761 $   2,330  $  1,364  $   1,511 $   1,056  $  1,493

Book value per share         $    4.43  $   5.69  $    6.29  $   6.92  $   7.32 $    6.55  $   7.11  $    7.68 $    6.69  $   6.88

Cash dividends per
   common share              $       -  $      -  $       -  $      -  $      - $       -  $      -  $       - $     .05  $      -

Current ratio                      .94       .98       1.02      1.05      1.16      1.06      1.07       1.30      1.26      1.34

Total debt to equity ratio        2.93      2.45       2.15      1.99      1.86      2.22      2.53       1.57      1.74      1.65

                         Common Stock and Dividend Data

The stock of Bontex, Inc. was previously traded over the counter on the Nasdaq National Market. Effective July 23, 1998, the stock of Bontex, Inc. was listed on the Nasdaq SmallCap Market under the symbol BOTX. At September 10, 2001 there were approximately 688 stockholders of record. No cash dividends were declared or paid during fiscal years 1997 through 2001.

                           2001                     2000                  1999                   1998                   1997
                          -------                  ------                 -----                  -----                 ------
                     HIGH         Low        High         Low       High         Low       High        Low       High         Low
                    ------       ------    --------      -----     -------      -----     ------      ------    -------      -----
First Quarter     $   2.25      $  1.75   $    2.75     $ 1.75    $   3.38    $  2.25    $  9.63     $  4.25   $   4.00     $ 3.13
Second Quarter        2.00         1.25        2.63       1.50        2.62       1.50       8.50        4.50       5.13       3.50
Third Quarter         3.37         1.25        5.47       1.75        4.00       1.00       5.25        3.25       5.38       4.50
Fourth Quarter        2.70         1.75        3.75       1.75        3.00       1.50       4.25        2.88       5.00       4.25

                          BONTEX, INC. AND SUBSIDIARIES
                      MANAGEMENT'S DISCUSSION AND ANALYSIS

GENERAL

The Company's consolidated financial statements and notes to the consolidated financial statements should be read as an integral part of this discussion. Except for historical data set forth herein, the following discussion contains forward-looking statements within the meaning of the Private Securities Litigation Act of 1995. Forward-looking statements include, without limitation, statements about financing plans, cash flows, availability of capital, growth opportunities, benefits from new technologies, financial condition, capital expenditures, future results of operations or market conditions and involve certain risks, uncertainties and assumptions. The words "estimate," "project," "intend," "expect," "believe," and similar expressions are intended to identify forward-looking statements. These and other forward-looking statements are found at various places throughout this report, and you are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements should, therefore, be considered in light of various relevant factors. Actual results may differ materially from these forward-looking statements. Factors that could cause or contribute to those differences include, but are not limited to, excessive worldwide footwear inventories, a shrinking U.S. domestic market for Bontex products, decreased sales to key customers, increased competition from non-woven materials, the reduction of prices by competitors, the increase in the relative price of Bontex's products due to foreign currency devaluations, increased pulp and latex prices, capital illiquidity, unexpected foreign tax liabilities, the impact of any unusual items resulting from ongoing evaluations of the Company's business strategies, decreases in the Company's borrowing base, trading of Bontex common stock at a level where closing bid prices are too low to remain listed on the Nasdaq SmallCap Market, increased funding requirements for the Company's pension plan, inability to recover deferred tax assets, an inability by Bontex to renew its current credit facilities or obtain alternative financing, a market shift in demand from higher-quality products to more economical grade products with lower profit margins, higher energy prices, and increased costs of complying with environmental laws, and the impact of changes in political, economic or other factors, legal and regulatory changes or other external factors over which the Company has no control.

RESULTS OF OPERATIONS

                                    OVERVIEW

Bontex, Inc. is one of the world's largest global manufacturers and distributors of elastomeric wet web fiberboard products and nonwoven materials primarily used as an insole material in footwear and as a stiffener or laminating base in luggage and leather good applications. Management believes Bontex is the global leader in manufacturing and supplying such quality component materials to the high-end market segment, and furthermore, Bontex has one of the largest customer bases in the world for its industry. During fiscal 2001, management estimates the Company's overall market share increased relative to the Company's primary global competitors, and management believes this momentum for improving market position will continue. However, the increases in sales and sales volumes were not enough to offset the increases in costs and other negative operating conditions.

The following discussion and analysis describes continued challenging operating conditions. The increase in operating losses can be attributed to a number of factors, including increased competition resulting in reduced prices for the Company's products, a major market shift from higher quality materials and composite packages to more economical grade products with lower gross profit margins, higher costs for primary raw materials, including pulps and latex, a declining U.S. domestic market for our core footwear products, and the usage of nonwoven materials as an insole material. In spite of the increased losses, Bontex has taken steps to mitigate higher raw materials and operating costs, for which the positive effects are expected to be realized during the next fiscal year. Management maintains positive expectations for improved profitability because of lower raw material costs, higher sales and improved profit margins through the use of improved technologies, formulations and process controls.

Sales of recently introduced new footwear products showed promise during the year, but there can be no assurances that these new products, or other new non-footwear products nearing the marketability stage, will contribute significantly to the Company's sales volume. It is not possible to accurately predict the viability of any of these products at this time, but Bontex has embarked on a major effort to identify, develop and promote a more broad range of advanced materials and technologies for domestic and export to footwear and non-footwear industries.

                                      SALES

Consolidated net sales were $42.5 million, $39.5 million, and $39.3 million, for fiscal years 2001, 2000, and 1999, respectively. If the foreign currency exchange rates had remained unchanged from last year to the current year, consolidated net sales would have increased instead by $6.6 million or almost 17%, to $46 million, reflecting higher sales volumes. In other words, the increase in the value of the US dollar relative to the Euro during fiscal 2001 resulted in a $3.6 million translation decrease in net sales. For the prior year, there was a $2.6 million translation decrease in consolidated net sales in comparing 2000 to 1999.

In spite of significant competition, Bontex has successfully increased the Company's overall market share and strengthened the Company's position in specification footwear sales, as well as increasing non-specification sales. Management considers specification sales to be sales to those branded footwear customers who specify Bontex materials to their contract factories. Non-specification sales are sales to those customers who do not specifically request Bontex products be used by their contract factories in the manufacturing of their footwear products. Competitive pricing pressures, especially from the Company's primary global competitor, have significantly reduced the Company's prices and operating profits to a number of key specification accounts. Management believes Bontex has not lost any specification accounts due to this price competition, but there has been a significant cost and there is no assurance that such competitive pricing will not further adversely affect the Company's future sales and profitability.

The cellulose insole market continues to be affected by competition from nonwoven materials and low quality products, especially in Far East markets. For instance, there is an over-supply and over-capacity of low quality materials, especially acute in China, which creates downward pressure on prices. Although most of these low-end producers are not in direct competition with Bontex, their impact on the market is pervasive. Bontex continues to allocate increased resources to the Company's marketing network in China, Vietnam and Thailand. Management has reorganized the Company's personnel and added staff in key areas in order to continue the momentum initiated in previous years in these increasingly important markets.

Bontex has successfully introduced a range of quality economical products in response to competition from lower priced products, the largest market segment for cellulose insole products. These lower priced quality Bontex products have lower profit margins than the Company's high-end products, but contribute positively to capacity utilization, because these products are high volume. In addition, because Bontex believes the Company's factory in Belgium is the world's most efficient and highest capacity machine, management believes Bontex can profit from these lower-margin high volume products. Bontex has made significant efforts to maintain as high prices as possible, but the competitive nature of such commodity products has resulted in the increased volume of these economical products.

Over the past several years, sales of Bontex cellulose insole products, particularly to the athletic category, have also declined because of the trend of increased usage of nonwoven insole materials, an alternative material and construction to cellulose board lasted construction. Nonwoven insole materials are used mainly in force last or strobel-stitch applications, whereas Bontex cellulose products are mainly used in cement or board lasted construction. The overall volume of nonwoven strobel constructed footwear has leveled off, and management believes board lasted footwear remains the predominant insole material and construction worldwide. As part of the Company's sales initiatives, Bontex has recently introduced a range of new nonwoven insole materials and linings, marketed under the Bontex trade name, Bon-Stitch, which are sourced from other manufacturers to further expand the Company's product base.

Also during the prior year, sales of the Company's recently introduced Bontex 90 Seat-board (patent pending) product continue to develop for high-end applications, such as golf, soccer and other footwear applications requiring a tuck-board. In 2001, sales of these new seat-board and nonwoven products totaled over $2.1 million. Because Bontex does not manufacture these nonwoven products, the Company's costing and prices are such that the Company's per unit margins are relatively low as compared to the Company's manufactured products, which has a tendency to lower the Company's overall margins. However, since the added cost of marketing these products is not considered to be significantly more, the Company's strategy is to have high volumes so that these added sales contribute positively to covering overhead costs and to the Company's overall profits.

Bontex has an aggressive strategy to locate complimentary products and advanced technologies and rapidly bring them to the marketplace. Sales from a number of these new projects were expected to occur during fiscal year 2001, but development was slower than anticipated. To date, the Company has incurred a minor amount of research and development expenses related to development of these new products. It is impossible to accurately predict the level of sales potential or profitability at this time. However, management expects one or more of these projects to generate sales during fiscal year 2002.

                                      COSTS

The increases in sales were not enough to offset the impact of higher costs:
Cost of sales as a percent of net sales were 76.4 percent in 2001, 72.5 percent of net sales in 2000, and 74.1 percent of net sales in 1999. Overall, gross profits (net sales less cost of sales) declined from $10,857,000 in 2000 to $10,051,000 in 2001, a decrease of $806,000. The increase in costs and lower profit margins from 2000 to 2001 can be attributed mainly to higher raw material costs, especially pulp and latex, competitive pricing pressures lowering selling prices, lower priced product mix, including less converted or laminated products and more sourced and economical products, and higher operating costs, including higher natural gas prices used to generate steam for production, and higher costs for waste water treatment processing. For example, higher raw material costs in 2001 translated to an increase in operating costs and reduced operating income of over $1.6 million relative to 2000. However, several of the Company's cost control measures and higher sales volumes abated some of the higher raw material costs. The decrease in costs as a percentage of sales from 1999 to 2000 was mainly due to lower raw material costs, improved efficiency from prior investments and other cost control measures taken by management.

The Company has entered into a number of purchase commitments for certain commodities, including pulp, latex and natural gas, for future manufacturing requirements in an effort to manage the effects of market price fluctuations and to secure adequate raw material supplies. If these purchase commitments for pulp and latex had been in effect during all of 2001, the Company would have had lower raw material prices. However, there is no guarantee that these purchase commitments will result in lower purchase prices for the Company. To the extent that these purchase commitments obligate the Company to purchase pulp, latex and natural gas at higher than prevailing market prices, they could result in higher costs.

The Company's United States operations use the last in, first out (LIFO) method of inventory accounting. If the first-in, first-out, (FIFO) method of accounting had been used, reported gross profit would have been higher by $101,000 in 2001, higher by $28,000 in 2000, and lower by $93,000 in 1999. Net income would have been higher by $61,000 or $0.04 per share in 2001, higher by $18,000 or $.01 per share in 2000, and lower by $60,000 or $.04 per share in 1999.

Footwear production in North America continued to decline as more companies closed domestic production facilities in favor of lower labor cost markets such as China. While Bontex has a strong export program, selling and third party costs tend to be higher for exports than for domestic sales. The Company continues to pursue opportunities for footwear and non-footwear sales in the United States.

As a percent of net sales, selling, general and administrative (SG&A) expenses over the previous three years were 24.9 percent in 2001, 26.1 percent in 2000, and 26.0 percent in 1999. The lower SG&A percentage in 2001 as compared to 2000 reflects sales increasing at a higher rate than related costs because of the Company's continued efforts to control costs. In 2000 and 1999, the higher SG&A percentages were mainly due to lower sales volumes, and higher costs, due to among other things, higher legal costs associated with certain lawsuits against the Company and some of its officers. These legal expenses did not recur in this magnitude during 2000, but increased shipping costs, the addition of new sales employees, and other related selling and marketing costs kept the SG&A percentage from declining in 2000 relative to 1999.

The impact of the cost structure described above resulted in operating income reversing from an operating income of $564,000 during 2000 to an operating loss of $541,000 for 2001. Decreases in profitability occurred at both Bontex USA and Bontex Belgium, but the largest portion of the operating losses was with Bontex USA. Over the past several years, the volume of business for Bontex USA has declined considerably because of several factors, including a contracting US domestic market. This decline in sales combined with competitive pricing pressures and higher operating costs for, among other things, raw materials, resulted in much higher operating losses. Management has implemented several initiatives as described in this discussion and analysis to address this situation, and progress has been made to reduce costs and increase sales, but there is no assurance that these steps will return Bontex USA to profitability.

Interest expense remained relatively stable from 2000 to 2001, because the decline in interest rates during the year was offset by the increases in borrowing to fund higher sales and operating losses. The decrease in interest expense from 1999 to 2000 was due primarily to a decrease in long and short-term borrowing because of lower sales, which was offset somewhat by higher interest rates.

The consolidated income tax expense for the Company was $901,000 in 2001, as compared to an income tax expense of $335,000 in 2000 and an income tax benefit of $208,000 in 1999. The income tax expense in 2001 is primarily due to the recording of a valuation allowance for the deferred tax assets of Bontex USA. Based on the evaluation of relevant factors, including the recurring losses at Bontex USA over the past several years, a valuation allowance of $1,022,000 was recorded at June 30, 2001. The income tax expense in 2000 was significantly higher than 1999 due to a $239,000 tax accrual established with respect to a prior years tax examination of one of the Company's foreign subsidiaries.

During fiscal year 2000, the Ministere Des Finances, the Belgian tax authority, completed an examination of Bontex S.A.'s, the Company's Belgian subsidiary, tax returns for 1997, 1998 and 1999 and extended the tax examination to 1995 and 1996 based on certain items. Bontex S.A. has received notices of proposed tax adjustments to these tax returns. The proposed tax adjustments arise from items that are considered disallowed expenses by tax authorities, including commissions paid to certain distributors and clients, certain travel expenses and various smaller items including allowances for doubtful receivables and certain insurance premiums. The proposed tax adjustments by the Belgian authorities approximate $820,000. The Company believes, based in part on written opinion of external counsel, it has meritorious legal defenses to many of the claims and the Company intends to defend such claims. The Company's best estimate of the most likely amount payable for the foregoing tax matters is $239,000, (or 250,000 Euros, the local reporting currency for Bontex SA), and, accordingly, a provision for this amount was accrued at June 30, 2000. The accrual amount in Euros remained at 250,000 at June 30, 2001, but due to fluctuations in the value of the Euro relative to the USA dollar, the amount reported translates to $212,000 at June 30, 2001. Similar deductions relating to the years ended June 30, 2001 and 2000 that in light of the current information may be disallowed have been treated as disallowed expenses in the calculation of those year's tax provisions. The Company's actual liability pursuant to the foregoing examination may exceed $212,000, and such excess liability could adversely affect the Company's financial condition.

                                  PROFITABILITY

The net loss of $1.5 million or $0.97 per share incurred in 2001 compares unfavorably to $659,000 or $0.42 per share net loss in 2000, and to the loss of $778,000 or $0.49 per share in 1999. The net loss during 2001 would have been higher by $482,000; however, during the year Bontex, Inc. sold the Company's warehouse facility in Newark, New Jersey, and recorded in Other Income/Expense - net a one-time gain of $803,000 or net gain of approximately $482,000 after considering the impact of taxes. Additionally, as previously described, the recording of the valuation allowance for deferred income tax assets of Bontex USA increased the current year net loss by $1,022,000.

Management is working aggressively to reverse these unprofitable results. The coming year will be a pivotal year, and management will continually evaluate the Company's business strategies and all options, and if, circumstances warrant, management will take the necessary measures considered appropriate for the Company's long-term profitability.

Historically, the financial performance of Bontex has been directly related to cycles in key raw materials, particularly pulp and latex. However, over the past few years, higher raw material costs combined with the lower sales volumes of the Company's Bontex cellulose materials, particularly for Bontex USA, have resulted in especially negative operating conditions. Management continues to pursue several measures, including process controls and formulation efficiencies, to better enable the Company to cope with fluctuations in volume and raw material costs in the future, as well as several initiatives to increase sales. However, as previously noted, selling price reductions due to the Company's competitive situation have offset a large portion of the Company's cost reductions. Management remains optimistic for the future, but there can be no assurances that increased raw materials prices or decreased volume of sales will not have an on-going adverse impact on the Company's operations or competitive position in the future.

INTERNATIONAL SALES AND OPERATIONS

Bontex continues to export a predominant portion of its production to countries globally, especially to the Far East, where an estimated 70 percent of global shoe production occurs. For instance, China is the single largest market in the world for Bontex type products, as it is estimated that approximately half of the world's footwear is manufactured in China. The Company's sales to the Far East are denominated in US dollars, which serves to limit the Company's exposure to foreign currency exchange gains and losses. However, there remains some foreign currency exchange exposure for the Company's sales in that Bontex USA continues to have limited level of sales denominated in other currencies, mostly with the Mexican peso and Canadian dollar. The exchange losses during 2001 and 1999 are mainly due to declines in value of the Mexican peso, Canadian dollar and the overall strength of the US dollar during that period. The relative strength of the US dollar makes Bontex products more expensive than locally sourced materials abroad, which has an adverse impact on the Company's competitive position.

Bontex remains an international company. Almost 90 percent of the Company's sales are to customers outside of the United States, with Asia/Pacific representing over 48 percent of net sales. Europe and Middle East markets represent the next largest markets for Bontex products, representing approximately 32 percent of net sales. Furthermore, almost 60 percent of the Company's manufacturing is outside of the United States. No one customer represents more than 10 percent of the Company's total sales, and we have an extensive customer base.

LIQUIDITY AND CAPITAL RESOURCES

The Company's liquidity and capital resources have decreased significantly over the past few years, due to net losses and investments in capital and facility improvements deemed necessary by management. Management believes that the Company's capital structure is sufficient to finance short and long-term operations and objectives.

EBITDA, defined as operating income plus depreciation and amortization, is considered a primary measure of the Company's ability to generate cash flow. EBITDA remained positive but decreased from $1,886,000 in 2000 to $758,000 in 2001, mainly because of the operating losses. EBITDA margin, defined as EBITDA as a percent of net sales, was 1.8 percent in 2001, 4.8 percent in 2000 and 3.4 percent in 1999. The decline in EBITDA margin from 2000 to 2001 was mainly due to decreased profitability and increase in net sales, and the improvement in EBITDA margin from 1999 to 2000 was primarily due to the growth in operating income, partially offset by increases in sales.

Cash flows provided by (used in) operations totaled $(774,000), $1.6 million, and $122,000 in 2001, 2000 and 1999, respectively. Operating cash flows were adversely affected by higher costs, reflected in proportionately higher payments to suppliers, higher inventory balances, and decreases in accounts payables and accrued expenses, which were partially offset by a decrease in trade receivables. In 2000, operating cash flows were primarily due to an increase in accounts payable and accrued expenses, which was partially offset by an increase in accounts receivable and other receivables. In 1999, operating cash flows were mainly due to reductions in inventory. Trade accounts receivable decreased $1.5 million to $10.7 million at June 30, 2001, as compared to last year due primarily to improved collections and aging, as well as a decrease due to fluctuations in foreign currencies resulting in a translation decrease of approximately $800,000. Inventories at June 30, 2001 are lower by $21,000 compared to 2000 balances due mainly to increased efforts to improve turnover and global stock requirements, as well as a foreign currency translation decrease. The Company's cash conversion efficiency, cash flows from operations divided by net sales, decreased from 4.1 percent in 2000 to (1.8) percent this year, as compared to a cash conversion efficiency ratio of less than 1.0 percent in 1999. The Company's current ratio has decreased slightly from .98 in 2000 to
 .94 this year, reflecting, among other things, funding of operating losses and capital additions through current debt.

Capital expenditures for property, plant and equipment (PP&E) totaled $747,000 in 2001, $854,000 in 2000 and $1.1 million in 1999. The PP&E additions reflect the Company's commitment to invest in new technologies so that the Company can remain a global leader in manufacturing the highest quality products at the lowest cost. Competition is principally based on price, delivery and quality, and the Company's future success will depend on the Company's ability to maintain the Company's leadership position and to anticipate and to respond to various competitive factors affecting the industry, including pricing strategies, environmental mandates, and other such market trends. Capital expenditures in 2001 were lower than prior years due to controls to limit costs in this area. Through targeted capital and other investments, the Company believes that Bontex Belgium's facility has developed into one of the most efficient and highest capacity operation of its type in the world. Bontex USA has invested in facility improvements that further enhance its reliability as a supplier to the markets the Company serves.

Bontex has also invested heavily in environmental equipment at both manufacturing facilities to protect the environment and help ensure compliance with government mandates. Future capital investments will primarily relate to non-recurring items in process controls to improve production efficiencies and the environment. These projects are expected to help maintain Bontex as an industry leader in quality, efficiency, and reliability.

As previously discussed, Bontex sold the Company's Newark, New Jersey warehouse facility during 2001, for proceeds of $863,000 resulting in a gain of $803,000 (after tax gain of $482,000). The proceeds from this sale were utilized for operations and repayment of debt. Bontex continues to service its customers in the New York metropolitan area from a leased office and warehouse.

On June 30, 2001, the Company had loans of $10.9 million outstanding consisting of $8.8 million short-term and $2.1 million long-term. The $537,000 increase in short-term borrowings principally corresponds to the $1 million decrease in accounts payable and accrued expenses and the funding of operating losses, which was partially offset by decreases in receivables. The weighted average interest rate on short-term borrowings during 2001 and 2000 was 6.6 and 7.3 percent, respectively. Financial instruments and market risk are discussed in more detail below under Market Risk and Sensitivity.

On January 26, 2000, Bontex USA paid off and terminated its credit facility with Wachovia Bank, N.A., and entered into a loan and security agreement with Congress Financial Corporation/First Union providing for a secured credit facility and a term loan. The new credit facility provides for a revolving loan in an amount up to $4 million, based on a lending formula that evaluates, among other items, the current accounts receivable and inventory of Bontex USA, which are pledged as collateral in addition to certain non-current assets. The lending availability fluctuates daily. Based on the lending formula, from the inception of the loan through June 30, 2001, an average amount of approximately $3.1 million has been available and borrowed by Bontex USA under the revolving loan. This credit facility with Congress expires in January 2002. Further, on five days notice to Bontex USA, Congress may change the lending formula and in effect reduce the amount available to Bontex USA under the revolving loan. The new credit facility also requires Bontex USA to maintain a specified adjusted tangible net worth. At June 30, 2001, Bontex USA was not in compliance with the debt covenant ratio, but the Company subsequently received a waiver for the non-compliance and a reset in the debt covenant ratio for which Bontex was within compliance, as well as increase the Bontex USA's interest rate by 1% to a rate of prime plus 2 percent. Management anticipates future compliance with the revised debt covenant ratio, but there can be no assurance the Company will remain in compliance. Bontex USA may not be able to renew its credit facility with Congress or to obtain alternative financing on acceptable terms, which could cause a material adverse impact on the Company's financial condition, liquidity and/or results of operations. Please refer to Note 4 of Notes to the Consolidated Financial Statements for further details regarding the Company's indebtedness.

MARKET RISK AND SENSITIVITY

As previously discussed, the Company is exposed to certain risks related to interest rates, foreign currencies and commodity positions. Market risk is defined as the risk of loss arising from adverse changes in market rates and prices. The following disclosures provide certain forward-looking data concerning potential exposures to market risk. In general, the Company's policy is not to speculate on interest rates, foreign currencies and commodities in the markets. Fair Value of Financial Instruments (dollars in thousands):


                                         FACE AMOUNT/                           Estimated
                                        CARRYING AMOUNT                        Fair Value
June 30, 2001
Interest Rate Exposure:
Long-term debt                         $           2,146                   $          2,023
Short-term debt                        $           8,788                   $          8,788

June 30, 2000
Interest Rate Exposure:
Long-term debt                         $           2,953                   $          2,695
Short-term debt                        $           8,251                   $          8,251


The table below provides information about the Company's financial instruments that are sensitive to changes in interest rates. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. Weighted average variable rates are based on implied forward rates in the yield curve at the reporting date.

Financial instruments held for other than trading purposes at June 30, 2001 (dollars in thousands).

                             EXPECTED MATURITY DATE


                                                                                      There-                     Estimated
                                 2002         2003         2004          2005         after        Total        Fair Value
LIABILITIES
Long-term debt:
     Fixed Rate                $   378      $   432      $   396       $   223      $    ---    $  1,429        $    1,306
     Average Interest Rate        5.99%        5.96%        5.96%         5.82%          ---        6.03%

     Variable Rate             $   200      $   200      $   200       $   117      $    ---    $    717        $      717
     Average Interest Rate        8.00%        8.00%        8.00%         8.00%          ---        8.00%

At June 30, 2001, the Company had no outstanding interest rate swap agreements. Therefore, approximately $9.5 million of variable rate debt is subject to the risk of interest rate changes. Additionally, approximately $7.7 million of the Company's debt is denominated in Euro, and because the Euro is the operating currency for the Company's wholly-owned subsidiaries for which this debt pertains, this debt is not considered subject to the market risk associated with foreign currencies. The above market risk sensitivity analysis does not fully reflect the potential net market risk exposure, because other market risk exposures may exist in other transactions.

RECENT ACCOUNTING PRONOUNCEMENTS

In September 2000, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - A Replacement of FASB No. 125." This statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. The Company does not expect that the adoption of SFAS No. 140 will have a material impact on the Company's results of operations, financial position or cash flows.

In July 2001, the FASB issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets." Statement 141 specifies criteria intangibles assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. Statement 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but tested for impairment at least annually in accordance with the provisions of Statement 142. Statement 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their residual values, and reviewed for impairment in accordance with Statement 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The Company is required to adopt the provisions of Statement 141 immediately, and Statement 142 is effective July 1, 2002. The adoption of Statement 141 did not have a material impact on the Company's results of operations, financial position or cash flows, and the adoption of Statement 142 is not expected to have a material impact on the Company's results of operations, financial position or cash flows.




CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND
COMPREHENSIVE INCOME (LOSS) AND CONSOLIDATED
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                    YEARS ENDED JUNE 30, 2001, 2000 AND 1999
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS):


                                                                             2001           2000           1999
NET SALES                                                                $     42,504    $    39,455   $     39,325
COST OF SALES                                                                  32,453         28,598         29,152
                                                                          -----------    -----------   ------------

     Gross Profit                                                              10,051         10,857         10,173

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES                                   10,592         10,293         10,224
                                                                          -----------    -----------   ------------

     Operating income (loss)                                                     (541)           564            (51)
                                                                          -----------    -----------   ------------

OTHER (INCOME) EXPENSES:
     Interest expense                                                             853            834            923
     Interest income                                                               (8)            (2)            (3)
     Foreign currency exchange (gain) loss                                         28            (29)            40
     Other - net                                                                 (789)            85            (25)
                                                                          -----------    -----------   ------------
                                                                                   84            888            935
                                                                          -----------    -----------   ------------

LOSS BEFORE INCOME TAXES                                                         (625)          (324)          (986)

INCOME TAX EXPENSE (BENEFIT)                                                      901            335           (208)
                                                                          -----------    -----------   ------------

NET LOSS                                                                       (1,526)          (659)          (778)
                                                                          -----------    -----------   ------------

OTHER COMPREHENSIVE LOSS
     Foreign currency translation adjustment                                     (447)          (286)          (220)
                                                                          -----------    -----------   ------------

COMPREHENSIVE LOSS                                                       $     (1,973)   $      (945)  $       (998)
                                                                          ===========    ===========   ============

NET LOSS PER SHARE                                                       $       (.97)   $      (.42)  $       (.49)
                                                                          ===========    ===========   ============

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY:                  2001           2000           1999

Stockholders' Equity, beginning balance                                  $      8,948    $     9,893   $     10,891

Net loss                                                                       (1,526)          (659)          (778)

Other comprehensive loss
     Foreign currency translation adjustment                                     (447)          (286)          (220)
                                                                          -----------    -----------   ------------

Stockholders' Equity, ending balance                                     $      6,975    $     8,948   $      9,893
                                                                          ===========    ===========   ============

See accompanying notes to consolidated financial statements




BONTEX, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
                             JUNE 30, 2001 AND 2000
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                            2001           2000
ASSETS
CURRENT ASSETS:
     Cash                                                                              $        320    $        457
     Trade accounts receivable, less allowance for doubtful
         accounts of $96 ($170 at 2000)                                                      10,700          12,187
     Other receivables                                                                          629             378
     Inventories                                                                              5,444           5,465
     Deferred income taxes                                                                       35             135
     Income taxes refundable                                                                      -              49
     Other current assets                                                                       166             120
                                                                                         ----------    ------------
                  Total current assets                                                       17,294          18,791
                                                                                         ----------    ------------

PROPERTY, PLANT AND EQUIPMENT:
     Land and land improvements                                                                 276             350
     Building and building improvements                                                       5,259           5,525
     Machinery, furniture and equipment                                                      17,691          17,797
     Construction in progress                                                                   387             526
                                                                                         ----------    ------------

     Less accumulated depreciation and amortization                                          14,020          13,491
                                                                                         ----------    ------------
     Net property, plant and equipment                                                        9,593          10,707

Deferred income taxes                                                                             -             736
Other assets, net                                                                               552             651
                                                                                         ----------    ------------
                  Total assets                                                         $     27,439    $     30,885
                                                                                         ==========    ============

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
     Short-term borrowings                                                             $      8,788    $      8,251
     Long-term debt due currently                                                               578             626
     Accounts payable                                                                         6,808           7,756
     Accrued expenses                                                                         1,869           1,902
     Income taxes payable                                                                       368             594
                                                                                         ----------    ------------
                  Total current liabilities                                                  18,411          19,129

Long-term debt, less current portion                                                          1,568           2,327
Deferred income taxes                                                                             9              42
Other long-term liabilities                                                                     476             439
                                                                                         ----------    ------------
                  Total liabilities                                                          20,464          21,937
                                                                                         ----------    ------------

STOCKHOLDERS EQUITY:
     Preferred stock of no par value.  Authorized 10,000,000
         shares; none issued                                                                      -               -
     Common stock of $.10 par value.  Authorized 10,000,000
         shares; issued and outstanding 1,572,824 shares                                        157             157
     Additional capital                                                                       1,551           1,551
     Retained earnings                                                                        5,935           7,461
     Accumulated other comprehensive income                                                    (668)           (221)
                                                                                         ----------    ------------
                  Total stockholders' equity                                                  6,975           8,948
                                                                                         ----------    ------------
                  Total liabilities and stockholders' equity                           $     27,439    $     30,885
                                                                                         ==========    ============

See accompanying notes to consolidated financial statements.




BONTEX, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

                    YEARS ENDED JUNE 30, 2001, 2000 AND 1999
                                 (IN THOUSANDS)


                                                                             2001          2000            1999
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash received from customers                                             $     42,968  $     37,378   $      39,152
Cash paid to suppliers and employees                                          (42,632)      (34,886)        (38,237)
Interest received                                                                   8             4              10
Interest paid                                                                    (843)         (814)           (931)
Income taxes received (paid), net                                                (275)          (74)            128
                                                                          -----------   -----------    ------------
                  Net cash provided by (used in) operating activities            (774)        1,608             122
                                                                          -----------   -----------    ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales of property, plant and equipment                              886             -               -
Purchases of property, plant and equipment                                       (747)         (854)         (1,067)
                                                                          -----------   -----------    ------------
                  Net cash provided by (used in) investing activities             139          (854)         (1,067)
                                                                          -----------   -----------    ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase (decrease) in short-term borrowings, net                               1,133          (404)            898
Long-term debt incurred                                                             -           545             547
Principal payments on long-term debt                                             (617)         (752)           (669)
                                                                          -----------   -----------    ------------
                  Net cash provided by (used in) financing activities             516          (611)            776
                                                                          -----------   -----------    ------------

EFFECT OF EXCHANGE RATE CHANGES ON CASH                                           (18)          (22)            (12)
                                                                          -----------   -----------    ------------
NET INCREASE (DECREASE) IN CASH                                                  (137)          121            (181)

CASH AT BEGINNING OF YEAR                                                         457           336             517
                                                                          -----------   -----------    ------------

CASH AT END OF YEAR                                                      $        320  $        457   $         336
                                                                          ===========   ===========    ============

RECONCILIATION OF NET LOSS TO NET CASH
     PROVIDED BY (USED IN) OPERATING ACTIVITIES:
     Net loss                                                            $     (1,526) $       (659)  $        (778)
     Adjustments to reconcile net loss to net cash provided by
         (used in) operating activities:
         Depreciation and amortization                                          1,299         1,322           1,372
         Gain on sale of property, plant and equipment                           (803)            -               -
     Provision for bad debts                                                      (54)           92             (39)
     Deferred income taxes                                                        803          (154)           (191)
     Change in assets and liabilities:
         (Increase) decrease in trade accounts and other receivables              674        (1,226)           (522)
         (Increase) decrease in inventories                                      (537)           (5)            547
         (Increase) decrease in other assets                                     (113)         (186)            146
         Increase (decrease) in accounts payable and accrued
              expenses                                                           (394)        1,988            (367)
         Increase (decrease) in income taxes payable                             (175)          421             143
         Increase (decrease) in other liabilities                                  52            15            (189)
                                                                          -----------   -----------    ------------
     Net cash provided by (used in) operating activities                 $       (774) $      1,608   $         122
                                                                          ===========   ===========    ============

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
     Construction in progress accrued in accounts payable                $        115  $          -   $           -
                                                                          ===========   ===========    ============

See accompanying notes to consolidated financial statements.

BONTEX, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          JUNE 30, 2001, 2000 AND 1999
                  (ALL AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

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

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES - When appropriate, the Company enters into interest rate swap transactions to manage its interest rate exposure, and on a limited basis, the Company has previously managed its exposure to pulp price changes with pulp futures. Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," was issued in June 1998. This Statement addresses the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. On July 1, 2000, the Company adopted the provisions of this Statement. Since the Company did not have any derivatives during 2001, there was no impact on the Company's financial statements; however, the Company has used in the past and continues to consider in the future the use of derivative instruments and hedging activities, accordingly, this statement could have an impact on the Company's future financial statements.

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

USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

[2]      INVENTORIES

Cost of inventories of approximately $1,325 in 2001 and $1,873 in 2000, is determined by the last-in, first-out method (LIFO). Replacement cost for LIFO inventories approximated $1,740 in 2001 and $2,187 in 2000. Inventories of approximately $4,119 in 2001 and $3,592 in 2000, are determined by the first-in, first-out (FIFO) and weighted average bases. Inventories are summarized as follows:


                                                                 2001             2000
Finished goods                                               $     4,020      $     3,849
Raw materials                                                      1,180            1,222
Supplies                                                             659              708
                                                              ----------       ----------
Inventories at FIFO and weighted average cost                      5,859            5,779
LIFO reserves                                                        415              314
                                                              ----------       ----------

                                                             $     5,444      $     5,465
                                                              ==========       ==========

During 2001 and 1999, LIFO layers were reduced resulting in charging lower inventory costs to cost of sales of $57 and $255, respectively. In 2000, no LIFO layers were reduced.

[3]      BUSINESS SEGMENT INFORMATION AND INTERNATIONAL OPERATIONS

Bontex, Inc. and all majority-owned subsidiaries are predominantly engaged in one business segment with the manufacturing and distribution of uncoated and coated BONTEX(R) elastomeric fiberboard products. The Company operates manufacturing facilities at Bontex USA in North America and Bontex S.A. in Belgium. BONTEX(R) products are primarily used as an insole material in footwear, as well as visorboard in headwear, stiffener and laminating base for luggage, leathergoods and allied industries globally.

Information related to net sales by geographic area follows:


                   NORTH AMERICA        Asia/Pacific       Europe/Middle East      Latin America        Total

2001                 $   6,128           $   20,493            $   13,800            $   2,083       $   42,504
2000                     6,731               16,366                14,264                2,094           39,455
1999                     7,086               15,301                15,315                1,623           39,325

No single customer accounts for 10 percent or more of the Company's consolidated net sales for 2001, 2000 and 1999. One distributor accounted for 23.2 percent in 2001, 19.2 percent in 2000 and 15.2 percent in 1999 of the Company's consolidated net sales.

Information related to the North American and European operations follows:


                                            North American         European
                                              Operations          Operations       Eliminations       Consolidated
2001:
     Total assets                            $      13,792      $       15,726      $      (2,079)    $      27,439
     Net income (loss)                              (1,545)                 19                  -            (1,526)
     Operating income (loss)                        (1,470)                929                  -              (541)
     Net sales                                      16,880              26,028               (404)           42,504
     Interest expense                                  335                 518                  -               853
     Depreciation and amortization                     806                 493                  -             1,299
     Income tax expense                                839                  62                  -               901
     Total expenditures for additions to
         property, plant and equipment                 339                 408                  -               747


2000:
     Total assets                            $      16,046      $       16,904      $       2,065    $       30,885
     Net loss                                         (508)               (151)                 -              (659)
     Operating income (loss)                          (733)              1,297                  -               564
     Net sales                                      16,861              22,990               (396)           39,455
     Interest expense                                  372                 462                  -               834
     Depreciation and amortization                     815                 507                  -             1,322
     Income tax expense (benefit)                     (151)                486                  -               335
     Total expenditures for additions to
         property, plant and equipment                 381                 473                  -               854



                                       18





1999:
     Total assets                            $      14,817      $       18,345      $      (1,998)   $       31,164
     Net income (loss)                                (829)                 51                  -              (778)
     Operating income (loss)                        (1,327)              1,276                  -               (51)
     Net sales                                      15,661              23,954               (290)           39,325
     Interest expense                                  308                 615                  -               923
     Depreciation and amortization                     794                 578                  -             1,372
     Income tax expense (benefit)                     (402)                194                  -              (208)
     Total expenditures for additions to
         property, plant and equipment                 389                 678                  -             1,067

Retained earnings of foreign operations not available for distribution amounted to approximately $243 and $757 at June 30, 2001 and 2000, respectively.

[4]      LONG-TERM DEBT AND FINANCING AGREEMENTS

The following long-term debt was outstanding as of June 30, 2001 and 2000:


                                                                                        2001              2000
Loan payable to a United States bank in monthly installments of $17 through
     January 2005, at an interest rate of prime plus 1% (8% and 10.5% at June
     30, 2001 and 2000, respectively); collateralized by property and equipment
     located in the U.S. and subject to various loan covenants.                     $       717      $          917

4.70% loan payable to a Belgian bank in quarterly
     installments of $7 through June 2005.                                                  118                 166

4.70% loan payable to a Belgian bank in quarterly
     installments of $13 through June 2005.                                                 210                 296

5.20% loan payable to a Belgian bank in quarterly
     installments of $26 through June 2005.                                                 420                 592

5.50% loan payable to a Belgian bank in quarterly
     installments of $7 through June 2005.                                                  105                 148

5.85% loan payable to a Belgian bank in quarterly
     installments of $20 through June 2005.                                                 324                 455

3.95% loan payable to a Belgian bank in quarterly
     installments of $21 through April 2004.                                                252                 379
                                                                                     ----------       -------------
                                                                                          2,146               2,953

Less long-term debt due currently                                                           578                 626
                                                                                     ----------       -------------
Long-term debt                                                                      $     1,568      $        2,327
                                                                                     ==========       =============

The principal payments of long-term debt are as follows:

2002                                                             $       578
2003                                                                     632
2004                                                                     596
2005                                                                     340
                                                                  ----------
Total                                                            $     2,146
                                                                  ==========

The loans payable to a Belgian bank are collateralized with a mortgage on Bontex S.A.'s buildings and the right to request a second mortgage on the buildings.

European operations have short-term credit facilities totaling approximately $6,824 and $7,186 at June 30, 2001 and 2000, respectively. As of June 30, borrowings under these facilities were as follows:


                                                                             2001            2000
Short-term bank loans with variable interest rates, ranging
     from 5.66% to 6.9% at June 30, 2001 and 4.77% to 7.45%
     at June 30, 2000                                                    $     6,263     $     5,100
Overdrafts                                                                         7               -
                                                                          ----------      ----------

                                                                         $     6,270     $     5,100
                                                                          ==========      ==========

Three banks in Belgium share a security interest in most of the assets of Bontex S.A. for 37.5 percent of the credit facilities granted, and the right to request additional security interest of another 37.5 percent of the credit facilities granted. As of June 30, 2001 and 2000, one of the banks under these facilities had the right to request a security interest up to $1,051 and $1,184, respectively. Bontex S.A. committed to one of the banks to maintain certain covenants which were met at June 30, 2001.

Bontex USA has a line of credit arrangement whereby Bontex USA may borrow up to $4,000 based on the value of certain assets, at prime plus 1.00 percent (8% at June 30, 2001 and 10.5% at June 30, 2000). At June 30, 2001 and 2000, Bontex USA
had borrowings of $2,518 and $3,151, respectively, which is to the limit of availability based on the lending formula. There was no additional available credit on this facility at June 30, 2001 and 2000. The secured line of credit is collateralized by trade accounts receivable, inventory and other noncurrent assets.

Consolidated weighted average interest rates on short-term borrowings at June 30, 2001 and 2000 are 6.6 and 6.9 percent, respectively.

In January 2000, Bontex USA refinanced its previous long and short-term debt with a new secured debt agreement. The short-term debt agreement is subject to renewal and is scheduled to expire in January 2002. During 2001 and 2000, Bontex USA was subject to various loan covenants under its secured debt agreements and has pledged certain current and non-current assets as collateral. Bontex USA was in compliance with the applicable debt covenants at June 30, 2000, but Bontex USA was not in compliance with the applicable covenants at June 30, 2001. On September 12, 2001, Bontex USA received a waiver for this noncompliance, and the various debt covenants were reset to levels so that the Company was in compliance, as well as increased the Company's interest rate by 1 percent to prime plus 2 percent.

[5]      INCOME TAXES

The U.S. and foreign components of income tax expense (benefit) are as follows:


                                                    CURRENT         Deferred           Total
2001:
     Federal                                    $          -      $       756      $       756
     State                                                 -               83               83
     Foreign                                              98              (36)              62
                                                  -----------      -----------       ----------

                                                $         98      $       803      $       901
                                                  ===========      ===========       ==========

2000:
     Federal                                    $          -      $      (136)     $      (136)
     State                                                 -              (15)             (15)
     Foreign                                             489               (3)             486
                                                  -----------      -----------       ----------

                                                $        489      $      (154)     $        335
                                                  ===========      ===========       ==========

1999:
     Federal                                    $       (151)     $      (210)     $      (361)
     State                                               (17)             (24)             (41)
     Foreign                                             151               43              194
                                                  -----------      -----------       ----------

                                                $        (17)     $      (191)     $      (208)
                                                  ===========      ===========       ==========

Income tax expense (benefit) differs from the expected tax expense (benefit), computed by applying the U.S. Federal corporate rate to loss before income taxes, as follows:


                                                          2001             2000              1999
Federal income tax at statutory rate (34%)           $       (213)    $       (110)      $     (334)
Increase (reduction) in income taxes
     resulting from:
     Foreign income at other than U.S. rates                   (1)              82               25
     State and local taxes, net of federal
         income tax benefit                                   (12)             (10)             (27)
     Valuation allowance                                    1,022                -                -
     Accrual for tax examination                                -              239                -
     Other differences, net                                   105              134              128
                                                       -----------      -----------       ----------

     Income tax expense (benefit)                    $        901     $        335       $     (208)
                                                       ===========      ===========       ==========

During fiscal year 2000, the Ministere Des Finances, the Belgian tax authority, completed an examination of Bontex S.A.'s, the Company's Belgian subsidiary, tax returns for 1997, 1998 and 1999 and extended the tax examination to 1995 and 1996 based on certain items. Bontex S.A. has received notices of proposed tax adjustments to these tax returns. The proposed tax adjustments arise from items which are considered disallowed expenses by tax authorities, including commissions paid to certain distributors and clients, certain travel expenses and various smaller items including allowances for doubtful receivables and certain insurance premiums. The proposed tax adjustments by the Belgian authorities approximate $820,000. The Company believes, based in part on written opinion of external counsel, it has meritorious legal defenses to many of the claims and the Company intends to defend such claims. The Company's best estimate of the most likely amount payable for the foregoing tax matters is $239,000, (or 250,000 Euros, the local reporting currency for Bontex SA), and accordingly, a provision for this amount has been accrued at June 30, 2000. The accrual amount in Euros remained at 250,000 at June 30, 2001, but due to fluctuations in the value of the Euro relative to the USA dollar, the amount reported translates to $212,000 at June 30, 2001. Similar deductions relating to the years ended June 30, 2001 and 2000 that in light of the current information may be disallowed have been treated as disallowed expenses in the calculation of those year's tax provisions.

The components of deferred tax assets and liabilities at June 30, 2001 and 2000 are presented below:


                                                                                   2001             2000
Deferred tax assets:
     Accounts receivable, principally due to allowance
         for doubtful accounts                                                  $       22        $      15
     Inventories, principally due to additional costs capitalized for tax
          purposes                                                                     140              101
     Other assets, due to difference in amortization of Trademarks                     178              170
     Accrued pension and retirement benefits                                           142              117
     Net operating loss carryforwards                                                1,472            1,263
     Alternative minimum tax credit carryforwards                                       36               36
     Other                                                                              53               81
                                                                                 ---------       ----------
                  Total gross deferred tax assets                                    2,043            1,783
                                                                                 ---------       ----------
                  Less: Valuation allowance                                         (1,022)               -
                  Net deferred tax assets                                            1,021            1,783

Deferred tax liabilities:
     Plant and equipment, principally due to differences in depreciation
         and capital gain recognition                                                 (983)            (942)
     Other                                                                             (12)             (12)
                                                                                 ---------       ----------

                  Total gross deferred tax liabilities                                (995)            (954)
                                                                                 ---------       ----------

                  Net deferred tax asset                                        $       26        $     829
                                                                                 =========       ==========

The U.S. and foreign components of the net deferred tax asset at June 30, 2001 and 2000 are presented below:



                                       CURRENT                NONCURRENT                   TOTAL
2001:
     U.S. Operations                 $         -           $             -            $          -
     European Operations                      35                        (9)                     26
                                      ----------            ---------------             -----------

                                     $        35           $            (9)           $         26
                                      ==========            ===============             ===========

2000:
     U.S. Operations                 $       103           $           736            $        839
     European Operations                      32                       (42)                    (10)
                                      ----------            ---------------             -----------

                                     $       135           $           694            $        829
                                      ==========            ===============             ===========

At June 30, 2001, in addition to an alternative minimum tax credit carryforward of $36 at Bontex USA, the Company had approximately $4,123 at Bontex USA in net operating loss carryforwards to offset future taxable income, of which $258, $361, $851, $1,491, $512 and $650 at Bontex USA expire in 2010, 2011, 2013,
2019, 2020, and 2021, respectively.

At June 30, 2001, the Company has not recognized a deferred tax liability of $106 for the cumulative amount of undistributed income of its foreign subsidiaries, because there are no plans to pay dividends in the foreseeable future. As of June 30, 2001, undistributed income of the foreign subsidiaries was approximately $1,969, of which approximately $243 is not available for distribution.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the level of historical taxable income/losses, anticipation of future taxable income over the periods for which the deferred tax assets are deductible, reversal of the temporary differences and available tax planning strategies, management believes it is more likely than not the Company will not realize a portion of these deferred tax assets. Accordingly, based on the evaluation of relevant factors, a valuation allowance in the amount of $1,022 relating to the US component of the deferred tax assets was recorded at June 30, 2001.

[6]      RETIREMENT AND COMPENSATION PLANS

The Company has pension plans covering substantially all full-time domestic employees and certain foreign employees. The benefits from the Company's domestic contributory defined benefit plan are based upon years of service and the employee's average earnings for the five highest consecutive years of compensation during the ten years immediately preceding retirement. Participant contributions to the plan were 3.5 percent of employee annual earnings for fiscal years ending June 30, 2001, 2000 and 1999. The Company's funding policy is to contribute amounts to the plan sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, and any such additional amounts as the Company may determine to be appropriate from time to time. Annual provisions for accrued pension costs are based on independent actuarial valuations.

The Plan's change in benefit obligation, change in plan assets, funded status and amounts recognized in the Company's consolidated financial statements at June 30 for its United States pension plan are as follows:


                                                                               2001                        2000
Actuarial present value of benefit obligations:
Accumulated benefit obligation                                            $       4,778               $      4,491
                                                                           =============                ===========

CHANGE IN BENEFIT OBLIGATION:
Benefit obligation at beginning of year                                   $       5,271               $      5,240
Service cost                                                                        142                        111
Interest cost                                                                       404                        381
Plan participants' contributions                                                     71                         68
Actuarial (gain) loss                                                               227                        (91)
Benefits paid                                                                      (331)                      (438)
                                                                           -------------                -----------
Benefit obligation at end of year                                         $       5,784               $      5,271
                                                                           =============                ===========

CHANGE IN PLAN ASSETS:
Fair value of plan assets at beginning of year                            $       5,429               $      5,710
Actual return on plan assets                                                        204                         89
Plan participants' contributions                                                     71                         68
Benefits paid                                                                      (331)                      (438)
                                                                           -------------                -----------
Fair value of plan assets at end of year                                  $       5,373               $      5,429
                                                                           =============                ===========



                                       23





Funded status                                                             $        (311)               $       158
Unrecognized net actuarial loss (gain)                                             (134)                      (533)
Unrecognized prior service cost                                                     103                        118
Unrecognized transition obligation                                                  (49)                       (65)
                                                                           -------------                -----------
Accrued benefit costs                                                     $        (391)               $      (322)
                                                                           =============                ===========

The Company's net periodic benefit costs for its United States pension plan for the years ended June 30, 2001, 2000 and 1999 include the following components:


                                                                   2001                 2000                1999

Service cost                                                   $        213        $         179        $        193
Interest cost                                                           404                  381                 384
Expected return on plan assets                                         (476)                (496)               (517)
Net amortization and deferral                                            (1)                 (29)                (20)
                                                                -----------          -----------         -----------
Net periodic benefit cost                                      $        140        $          35        $         40
                                                                ===========          ===========         ===========

The weighted average discount rate used in determining the actuarial present value of the projected benefit obligations was 7.75 percent for 2001, 2000 and 1999. The rate of increase for future compensation levels used in determining the obligation was 5.0 percent for 2001, 2000, and 1999. The expected long-term rate of return on plan assets in 2001, 2000 and 1999 was 9.0 percent.

Pension assets are held under a group annuity contract with an insurance company. Certain amounts are commingled with the general assets of the insurance company and the remainder is invested in separate accounts, managed by the insurance company, which include domestic equity, domestic government, corporate and private placement bonds and domestic real estate equity.

The pension expense relating to the foreign subsidiary's insured pension and disability plan amounted to $66, $96, and $62, in 2001, 2000, and 1999, respectively. Benefits are based on years of service and the average of the last five years annual earnings.

The Company provides certain supplemental retirement benefits to the President of the Company. Expenses related to these benefits were approximately $49 in 1999. There was no expense for 2001 and 2000. The agreement contains a change in control provision that would accelerate the payment of these benefits. The maximum liability under this agreement, in such event, would be approximately $226.

The Company has granted stock options to certain key executives to purchase shares of the Company's common stock. These options generally vest in six months or less and expire 10 years from the grant date. Additional information with respect to stock option activity is as follows:


                                                                NUMBER           Weighted Average
                                                               OF SHARES          Exercise Price
Outstanding at June 30, 1998                                              -                -
         Granted during the year ended June 30, 1999                112,000               4.90
                                                            ---------------
Outstanding at June 30, 1999                                        112,000               4.90
         Granted during the year ended June 30, 2000                 59,997               2.00
         Cancelled during the year ended June 30, 2000              (60,000)              4.90
                                                            ---------------
Outstanding at June 30, 2000 and 2001                               111,997               3.35
                                                            ===============

Options exercisable at June 30, 2000                                 52,000               4.90
                                                            ===============

Options exercisable at June 30, 2001                                111,997               3.35
                                                            ===============

The following table summarizes information about stock options outstanding and exercisable at June 30, 2001:


                    STOCK OPTIONS OUTSTANDING AND EXERCISABLE:


                                            Weighted Average          Weighted
      Range of             Number of            Remaining              Average
      Exercise              Options            Contractual            Exercise
       Prices             Outstanding         Life in Years             Price

   $ 2.00 - $5.63           111,997               7.75          $       3.35

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


                                        2001             2000           1999
Net Loss:
As reported                          $    1,526       $     659      $     778
Pro forma                            $    1,526       $     709      $     826

Net Loss Per Share:
As Reported                          $      .97       $     .42      $     .49
Pro forma                            $      .97       $     .46      $     .52

The weighted average fair value of stock options granted during 2000 and 1999 was $1.29 and $.67 per share, respectively. These amounts were determined using the Black-Scholes option-pricing model. The assumptions used in the model were as follows for stock options granted in 2000 and 1999:


                                               2000              1999

Risk-free interest rate                        6.30%             5.93%
Expected volatility of common stock            55.3%             44.5%
Dividend yield                                    -                 -
Expected life of options in years                10          8 to 8.8

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

INTEREST RATE SWAPS - At June 30, 2001 and 2000, the Company had no outstanding interest rate swap agreements. At June 30, 1999, the Company had one outstanding interest rate swap agreement with a bank having a notional amount of $1,000, which terminated January 20, 2000. This swap agreement provided for the payment of interest based on a fixed rate of
6.35 percent, and remained unchanged over the term of the agreement. The floating rate of the swap agreement was based on the London Inter Bank Offered Rate (LIBOR) and was reset every 90 days based on market conditions. The nature of the swap agreement changed variable rate debt to fixed rate debt. The interest rate differential paid or received under the swap was recognized over the term of the contract as adjustments are made to the effective yield of the underlying debt. An interest premium of $6, and $44, was paid during 2000 and 1999, respectively.

As of June 30, 2001, approximately $9.5 million of variable rate debt is not covered by interest rate swaps and is therefore subject to market risk of rate changes.

COMMODITIES - The Company has periodically managed its exposure to pulp price changes with pulp futures. During fiscal years 2001, 2000 and 1999 the Company did not hold any related derivatives for pulp futures.

FAIR VALUE OF FINANCIAL INSTRUMENTS - The following assumptions were used by the Company to estimate the fair value of its financial instruments: The carrying amounts reported in the balance sheets for cash, cash equivalents, trade accounts receivable, other receivables, short-term borrowings, accounts payable and accrued expenses approximate fair value because of the short maturity of these instruments. The fair value of long-term debt is estimated using discounted cash flows based on the Company's incremental borrowing rates, and approximates $2,023 at June 30, 2001.

[8]      COMMITMENTS AND CONTINGENCIES

REGULATORY AND ENVIRONMENTAL MATTERS -As with other related manufacturers, the Company is subject to regulations by various federal, state, foreign and local agencies concerning compliance with environmental control statutes. These regulations impose limitations on the use of chemicals in manufacturing processes and discharge of effluent and emissions into the environment, and establish standards for solid and hazardous waste disposal, treatment, and storage, as well as require the Company to obtain and operate in compliance with the conditions of environmental permits. Except as described below, the Company believes that it is in substantial compliance with such existing domestic and foreign environmental statues and regulations. Failure to comply with applicable environmental control standards could result in interruption or termination of operations or could require additional expenditures at these facilities.

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

The Company has made and intends to continue to make capital investments, operating expenditures, and production adjustments in connection with compliance with environmental laws and regulations. Because the Company is essentially comprised of two fiberboard plants, Bontex USA and Bontex S.A., water quality discharge remains the primary environmental concern. Both plants are operating new waste water treatment facilities, which, except as described below, the Company believes to be operating within compliance of applicable environmental requirements. Also, the actual costs of future environmental compliance may differ from projected costs due to, among other things, continued emergence of newer environmental laws and regulations and improving efficiencies in environmental control or process technology developments.

Bontex USA received a renewal of its 5-year wastewater discharge permit on April 2, 2001. The new permit requires the Company to expand its wastewater treatment facility to increase the capacity of its equalization tank. The Company started the expansion this Summer and expects to complete it by the end of the calendar year. Prior to receiving the new permit, the Company had received a Notice of Violation from the Virginia Department of Environmental Quality (DEQ). In general, the DEQ stated in the Notice of Violation that it had reason to believe that the Company's plant in Buena Vista, Virginia, might be out of compliance with whole effluent toxics limits. In addition, the Company has received a Notice of Violation from the DEQ alleging that in June 2001 the Company's plant in Buena Vista, Virginia, discharged wastewater solids in violation of Virginia law and/or the Company's wastewater discharge permit. The Company has submitted detailed information to the DEQ relating to the Notices of Violation. At this stage, it is too early for the Company to make a reasonable estimate of the potential financial impact, if any, of these Notices of Violation.

LITIGATION - In the normal course of business, the Company is subject to proceedings, lawsuits and other claims which are subject to many uncertainties, for which their outcomes are not predictable with assurance. There are no legal proceedings, lawsuits or other claims pending, other than those discussed in note 5 and this note 8 above, against or involving the Company that, in the opinion of management, will have a material adverse impact upon the financial condition of the Company.

PURCHASE COMMITMENTS - In connection with purchasing certain commodities (pulps, latex and natural gas) for future manufacturing requirements, the Company enters into a number of purchase commitments, as deemed appropriate, to manage the effects of market price fluctuations and to secure adequate raw material supplies. These purchase commitments have limited terms ranging from 1 to 5 years, and the Company expects future sales will be sufficient to meet these requirements.

LEASES - Rental expenses for all operating leases amounted to $124, $106, and $117 in 2001, 2000, and 1999 respectively. The Company anticipates future rental expenses for operating leases to be no more than $130 each year for the next five years.

[9]      QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the unaudited quarterly results of operations for the years ended June 30, 2001 and 2000:


                                                                           QUARTER ENDED
                                                --------------------------------------------------------------------
YEAR ENDED JUNE 30, 2001                         SEPTEMBER 30      DECEMBER 31        MARCH 31          JUNE 30

Net Sales                                      $         9,128   $       10,768    $     11,576      $    11,032
Gross Profit                                             2,135            2,520           2,659            2,737
Other (income) expense, net                                189             (558)            245              208
Income (loss) before income taxes                         (447)             383            (347)            (214)
Net Income (loss)                                         (290)             236            (233)          (1,239)
Income (loss) per common share                 $          (.18)  $          .15    $       (.15)     $      (.79)

                                                                           QUARTER ENDED
                                                --------------------------------------------------------------------
YEAR ENDED JUNE 30, 2000                         SEPTEMBER 30      DECEMBER 31        MARCH 31          JUNE 30

Net Sales                                      $         8,059   $        9,954    $     10,466      $    10,976
Gross Profit                                             1,921            2,677           2,960            3,299
Other expense, net                                         192              216             217              263
Income (loss) before income taxes                         (683)            (167)            107              419
Net Income (loss)                                         (539)            (111)             19              (28)
Income (loss) per common share                 $          (.34)  $         (.07)   $        .01      $      (.02)

During the second quarter ended December 31, 2000, the Company sold its warehouse facility in Newark, New Jersey resulting in a non-recurring gain recorded in Other Income/Expense - net of $803 or a net gain of $482 or $0.31 per share after considering the impact of taxes. During the fourth quarter ended June 30, 2001, the Company recorded a $1,022 valuation allowance for the deferred income tax assets of Bontex USA, which increased the net loss by $1,022 or $0.65 per share.

INDEPENDENT AUDITORS' REPORT

KPMG LLP [logo]
10 S. Jefferson Street, Suite 1710
Roanoke, VA 24011-1331



The Board of Directors and Stockholders of Bontex, Inc.:

We have audited the accompanying consolidated balance sheets of Bontex, Inc. and subsidiaries as of June 30, 2001 and 2000, and the related consolidated statements of income (loss) and comprehensive income (loss), changes in stockholders' equity, and cash flows for each of the years in the three-year period ended June 30, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bontex, Inc. and subsidiaries as of June 30, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2001, in conformity with accounting principles generally accepted in the United States of America.


                                         KPMG LLP

August 22, 2001, except
   as to note 4, which is as
   of September 12, 2001


---------------------------------------------------
                   DIRECTORS, EXECUTIVES & OFFICERS
---------------------------------------------------

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


                                       Douglas Hamm              Controller


                             Charles W. J. Kostelni              Senior Vice President, Corporate Controller,
                                                                      Corporate Secretary and Director


                                Jeffrey C. Kostelni              Senior Vice President, Treasurer,
                                                                      Chief Financial Officer and Director


                                  Frank B. Mayorshi +*           Director


                                     Hadelin Mothet              Financial Director and Director


                                Dr. Joseph Raffetto              Director


                                    Robert J. Weeks +*           Director

                                                                 +Member of Executive Committee
                                                                 *Member of Audit Committee

---------------------------------------------------
                                            COUNSEL
---------------------------------------------------

                 WOODS, ROGERS & HAZLEGROVE, P.L.C.
                                   Attorneys at Law              Roanoke, Virginia

---------------------------------------------------
                               INDEPENDENT AUDITORS
---------------------------------------------------

                                           KPMG LLP
                       Certified Public Accountants              Roanoke, Virginia

---------------------------------------------------
                                     TRANSFER AGENT
---------------------------------------------------

                       REGISTRAR & TRANSFER COMPANY              Cranford, New Jersey
---------------------------------------------------

LOCATIONS

WORLD HEADQUARTERS AND NORTH AMERICAN
MANUFACTURING
     Bontex, Inc.
     One Bontex Drive
     Buena Vista, Virginia 24416-1500 U.S.A.
     800-733-4234 / 540-261-2181
     E-mail:  bontex@bontex.com
     Website:  http://www.bontex.com

EUROPEAN HEADQUARTERS AND MANUFACTURING
     Bontex S. A.
     Rue Slar
     4801 Stembert, Belgium
     E-mail:  bontexsa@mail.att.net
     Website: http://www.bontex.be

INTERNATIONAL LIAISON OFFICES
     Bontex Australia
     20 Munro Street
     Macleod VIC 3085
     Australia

     Bontex Korea
     Rm. 601, Songnam Bldg.
     76-1, 4Ga, Chung Angdong
     Chung-Gu, Busan, 600-014, Korea

     Bontex Taiwan
     8FL.,  No. 52, Sec. 2
     Chung Shan N. Rd.
     Taipei, 10419, Taiwan

SALES AND DISTRIBUTION CENTERS
     Bontex Italia S.r.l.
     Via Francia
     37069 Villafranca (Verona)
     Italy

     Bontex De Mexico, S. A. De C. V.
     Boulevard Mariano Excobedo #801 Interior 2
     Colonia Andrade, C. P. 37370
     Leon, Guanajuato
     Mexico

     Bontex Hong Kong
     301 International Trade Centre
     11 Sha Tsui Road, Tsuen Wan
     Hong Kong

     Bontex Vietnam
     Floor 2, Room 204, 99 Pasteur St.
     Dist.1, HCMC Vietnam

STOCKHOLDERS' INFORMATION

ANNUAL MEETING
     10:30 a.m. November 7, 2001
     Best Western Inn at Hunt Ridge
     Willow Springs Drive
     Lexington, Virginia 24450

INDEPENDENT AUDITORS
     KPMG LLP
     10 S. Jefferson Street, Suite 1710
     Roanoke, Virginia 24011-1331


REGISTRAR AND TRANSFER AGENT
     Registrar and Transfer Company
     10 Commerce Drive
     Post Office Box 1010
     Cranford, New Jersey 07106

FORM 10-K
     A copy of the Company's 10-K filed with the Securities and Exchange Commission is available without charge to any stockholder. Requests should be sent to the attention of:

     Corporate Controller
     Bontex, Inc.
     One Bontex Drive
     Buena Vista, Virginia 24416-1500

BONTEX logo

The Bontex(R) logo is a registered trademark of Bontex, Inc.

Bontex, Inc. is an equal opportunity employer.

Accepted by the American Podiatric Medical
Association (Logo)

BS EN ISO 9001 Registered Company SATRA
(Logo)
National Accreditation of Certification Bodies
(Logo)
SATRA Footwear Technology Centre (Logo)

Recycled Paper (Logo)